Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the year ended October 31, 2020, compared with the corresponding period in the prior years. This MD&A should be read in conjunction with the audited Consolidated Financial Statements and related Notes for the year ended October 31, 2020. This MD&A is dated December 2, 2020. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period.

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, statements made in the Bank’s Management’s Discussion and Analysis (“2020 MD&A”) in the Bank’s 2020 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, and in other statements regarding the Bank’s objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

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TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except where noted)	2020	2019	2018
Results of operations
Total revenues – reported	$43,646	$41,065	$38,892
Total revenues – adjusted[1]	42,225	41,065	38,981
Provision for credit losses	7,242	3,029	2,480
Insurance claims and related expenses	2,886	2,787	2,444
Non-interest expenses – reported	21,604	22,020	20,195
Non-interest expenses – adjusted[1]	21,338	21,085	19,943
Net income – reported	11,895	11,686	11,334

Net income – adjusted[1]	9,968	12,503	12,183
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses	$717.5	$684.6	$646.4
Total assets	1,715.9	1,415.3	1,334.9
Total deposits	1,135.3	887.0	851.4
Total equity	95.5	87.7	80.0

Total Common Equity Tier 1 Capital risk-weighted assets[2]	478.9	456.0	435.6
Financial ratios
Return on common equity – reported	13.6%	14.5%	15.7%
Return on common equity – adjusted[1,3]	11.4	15.6	16.9
Return on tangible common equity[1,3]	18.7	20.5	22.7
Return on tangible common equity – adjusted[1,3]	15.3	21.5	23.9
Efficiency ratio – reported	49.5	53.6	51.9
Efficiency ratio – adjusted[1]	50.5	51.3	51.2

Provision for credit losses as a % of net average loans and acceptances[4]	1.00	0.45	0.39
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$6.43	$6.26	$6.02
Diluted	6.43	6.25	6.01
Dividends per common share	3.11	2.89	2.61
Book value per share	49.49	45.20	40.50
Closing share price[5]	58.78	75.21	73.03
Shares outstanding (millions)
Average basic	1,807.3	1,824.2	1,835.4
Average diluted	1,808.8	1,827.3	1,839.5
End of period	1,815.6	1,811.9	1,828.3
Market capitalization (billions of Canadian dollars)	$106.7	$136.3	$133.5
Dividend yield[6]	4.8%	3.9%	3.5%
Dividend payout ratio	48.3	46.1	43.3
Price-earnings ratio	9.2	12.0	12.2

Total shareholder return (1-year)[7]	(17.9)	7.1	3.1
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$5.37	$6.71	$6.48
Diluted	5.36	6.69	6.47
Dividend payout ratio	57.9%	43.0%	40.2%

Price-earnings ratio	11.0	11.2	11.3
Capital ratios
Common Equity Tier 1 Capital ratio[2]	13.1%	12.1%	12.0%
Tier 1 Capital ratio[2]	14.4	13.5	13.7
Total Capital ratio[2]	16.7	16.3	16.2

Leverage ratio	4.5	4.0	4.2

[1]

The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current Generally Accepted Accounting Principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. Refer to the “Financial Results Overview” in MD&A for further explanation, a list of the items of note, and a reconciliation of non-GAAP financial measures.

[2]

Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2020 and 2019, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are all 100%. For fiscal 2018, the scalars were 80%, 83%, and 86%, respectively.

[3]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[4]	Excludes acquired credit-impaired (ACI) loans.
[5]	Toronto Stock Exchange (TSX) closing market price.
[6]	Dividend yield is calculated as the dividend per common share for the year divided by the daily average closing stock price during the year.
[7]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

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FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation (“Schwab”); and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 14 million active online and mobile customers. TD had CDN$1.7 trillion in assets on October 31, 2020. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

Economic Summary and Outlook

The global economic recovery has slowed after an initial burst of growth following the end of lockdowns in the early summer months. A resurgence in COVID-19 cases across Europe and North America has prompted renewed restraints on activity, leaving economic momentum vulnerable in the fourth calendar quarter of 2020. Until an effective vaccine or treatment is widely distributed, the global economy is likely to remain susceptible to such periodic setbacks.

The Bank expects global real GDP to contract by 3.8% in calendar 2020, the largest annual decline in the post-war era. China is the only major economy that is likely to record growth this year, with early control of the virus, state-supported investment and rising exports supporting economic activity.

The global economic outlook for 2021 remains very uncertain and will depend on the timing and effectiveness of a vaccine. Assuming a vaccine is widely distributed by the summer, the Bank expects global real GDP to rebound by 6.2% in calendar 2021. Recent news of potentially earlier vaccine roll out offers some upside risk to that estimate. However, non-virus-related negative risks also exist, including the possibility of no-deal Brexit, escalating U.S.-China tensions, and continued geopolitical risks.

U.S. real GDP continues to recover. The economy expanded by 33.1% (annualized) in the third calendar quarter of 2020. Monthly data on consumer spending shows growth was especially rapid through May and June, while the unemployment rate has continued to improve. Since hitting a peak of 14.7% in April, it has fallen to 6.9% as of October, although this remains well above the 3.5% rate recorded in February. Likewise, real GDP remains 3.5% below its level in the fourth calendar quarter of 2019. The recent rise in COVID-19 cases is expected to slow U.S. growth in the final months of the calendar year, but not stall it outright. Business restrictions have so far been less severe and less widespread than what has been observed in other major economies. However, this also creates a risk that the intensity of business restrictions may eventually rise should the medical system become overly burdened.

The Federal Reserve cut its policy interest rate to the 0% to 0.25% range in March and continues to expand its balance sheet by purchasing U.S. Treasuries and mortgage-backed securities. In late August, the U.S. central bank announced an update to its long-run goals and monetary policy strategy, committing to target an inflation rate that “averages two percent over time.” With inflation currently well under two percent, this revised strategy suggests interest rates will remain very low for some time. The Bank expects the federal funds rate to remain at its current setting until calendar 2024. Historically, low interest rates have helped drive a rapid rebound in the housing market and this remains true today. Home sales are already above pre-crisis levels and price growth has been accelerating. Housing activity is expected to slow in calendar 2021, but a low homeownership rate and a favourable starting point for housing affordability suggests that growth will continue.

In terms of U.S. fiscal policy, the first round of COVID-19-related economic supports of over US$2.5 trillion helped households and businesses to maintain spending even as economic activity was curtailed. Many of these supports have now expired. As of October 31, 2020, there was broad agreement across party lines on a support package that would reinstate some enhanced federal unemployment insurance benefits, authorize more funds for small business loans and increase funding for COVID-19 testing, treatment and vaccine research and distribution. Uncertainty around the prospect for further assistance has increased following the November election.

Canada’s economy was impacted more negatively than the U.S. in the first half of calendar 2020 and since then has recovered somewhat faster. The Bank estimates real GDP grew by 44.2% (annualized) in the third calendar quarter of the year. Despite this increase, real GDP was approximately 4.5% below the pre-COVID level in the fourth calendar quarter of 2019. The recovery in Canada’s job market, meanwhile, has outperformed that of its U.S. counterpart. As of October 2020, almost four-fifths of the jobs lost during the initial lockdown have been recovered in Canada, which is a significantly better performance than in the U.S. The Canadian unemployment rate has fallen from a peak of 13.7% in May to 8.9% in October.

The recent surge in COVID-19 cases also presents a downside risk to the near-term Canadian outlook. In an effort to contain the spread of the virus, since October, governments in Ontario, Quebec and Manitoba have imposed restrictions on targeted industries. This is expected to slow the pace of the economic and labour market recovery in the final months of this calendar year.

Similar to the Federal Reserve, the Bank of Canada has acted aggressively to support the economy, bringing interest rates down to 0.25% in March and rapidly expanding the size of its balance sheet. The Canadian central bank has explicitly committed to hold its overnight rate steady at its effective lower bound of 0.25% until at least 2023. In an environment of stable short-term interest rate differentials between the U.S. and Canada, the Bank projects the Canadian dollar will trade in the moderate range of 76-78 US cents over the next four calendar quarters.

Fueled partly by extraordinarily low interest rates, Canadian existing home resales and average prices reached new record highs in September. Demand has been particularly robust for ground-based housing types and properties located outside denser downtown cores. The housing market has also become more bifurcated by type, with evidence of elevated supply in the condominium market, and strong price pressures for detached homes. The Bank expects deteriorating affordability to become a growing constraint in the detached home market. Coupled with flagging demand for condominiums, this is expected to result in a cooling in activity over the first half of calendar 2021.

Many of the government supports to households and businesses implemented in the early stages of the health and economic crisis have been extended into calendar 2021, putting a floor under spending and limiting the knock-on impact to insolvencies. In October, the Canada Emergency Response Benefit (CERB) transitioned to expanded employment insurance and the Canada Recovery Benefit. These two programs, which are temporary in nature, cast a wide net and offer protection to the incomes of workers who have not been able to find new employment. Highly supportive fiscal and monetary policy is expected to keep Canada’s economy on a gradual recovery track in the coming quarters. However, like the U.S. and the global economy, a more expansive recovery will require an effective vaccine or treatment in order for business activity to normalize more broadly.

THE BANK’S RESPONSE TO COVID-19

Efforts to contain the COVID-19 pandemic have had a profound impact on economies around the world. In North America, the banking sector implemented a variety of measures to ease the strain on consumers and businesses. Governments, together with crown corporations, central banks and regulators, also introduced programs to mitigate the fallout of the crisis and support the effective functioning of financial markets. TD has been actively engaged in this collective effort, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

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Supporting Customers and Colleagues

Beginning in TD’s fiscal second quarter, the Bank temporarily closed parts of its branch and store network and limited hours in others. As jurisdictions across TD’s footprint began to ease physical distancing restrictions in the third quarter, the Bank re-opened a number of its branches and stores and started restoring hours of service to meet customer needs, in line with the directives of government, public health authorities and TD’s Chief Medical Director. Extra precautions were taken in locations that remained open, including adjusting staff levels, installing protective equipment, enhancing cleaning, and implementing physical distancing measures to reduce personal contact. By October 31, 2020, virtually all Canadian branches and U.S. stores were open, and all ATMs were operational.

Also beginning in the second quarter, the Bank enabled a substantial majority of its contact center staff to work from home to maintain service levels. A number of branch and store colleagues were given training to respond to customer calls, and new digital capacity and self-serve capabilities were introduced to provide customers with ongoing access to financial service and advice. The Bank expanded its existing customer assistance programs – TD Helps in Canada and TD Cares in the U.S. – and redeployed colleagues across the organization to support these functions. In addition, new online and mobile applications were launched to facilitate the delivery of direct and government-introduced financial assistance for households and businesses. Approximately 60,000 TD colleagues continued to work from home as at October 31, 2020, and these arrangements are expected to remain in place for some time.

In the early months of the pandemic, the Bank offered several forms of direct financial assistance to customers experiencing financial hardship due to COVID-19, including deferral of loan payments and minimum payments on credit card balances, interest reductions, insurance premium deferrals and premium reductions. As at October 31, 2020, the bulk of this assistance had run its course, with deferrals largely expiring on schedule and customers resuming payments. The table below summarizes the accounts and corresponding gross loan balances that remained subject to COVID-related deferral programs as of October 31, 2020 in the Canadian and U.S. Retail businesses. Delinquency rates for customers exiting deferral are higher than for the broader population but remain low in absolute terms reflecting continued job gains, the continuation of government support, the Bank’s proactive outreach to clients, and TD’s expanding suite of advice offerings.

CANADA

Bank-Led Payment Deferral Programs	As at April 30, 2020			As at July 31, 2020			As at October 31, 2020			Deferral Term
	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (CAD)[1]	% of portfolio[2]
Real Estate Secured Lending[3]	126,000	$36.0	14.0%	107,000	$31.4	12.0%	13,000	$3.7	1.4%	Up to 6-month payment deferral
Other Consumer Lending[4]	122,000	$3.2	3.0%	54,000	$1.3	1.0%	17,000	$0.3	0.3%	Up to 4-month payment deferral
Small Business Banking and Commercial Lending	12,000	$6.5	8.0%	13,000	$7.0	8.0%	400	$0.4	0.5%	Up to 6-month (up to 4-month for Small Business Banking for non-Real Estate Secured Lending secured debt)

[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Reflects gross loan balance at the time of payment deferral as a percentage of the quarterly average loan portfolio balance.
[3]	Includes residential mortgages and amortizing Home Equity Lines of Credit (HELOCs).
[4]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

UNITED STATES

Bank-Led Payment Deferral Programs	As at April 30, 2020			As at July 31, 2020			As at October 31, 2020			Deferral Term
	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]	Accounts[1]	$ Billion (USD)[1]	% of portfolio[2]
Real Estate Secured Lending	7,000	$2.5	7.0%	7,000	$2.4	6.0%	5,000	$1.7	4.4%	3-month minimum forbearance
Other Consumer Lending[3]	226,000	$2.9	7.0%	46,000	$0.7	2.0%	15,000	$0.2	0.5%	Up to 3-month payment deferral
Small Business Banking and Commercial Lending	5,000	$6.5	7.0%	4,000	$3.0	3.0%	1,000	$0.3	0.3%	Up to 6-month payment deferral (up to 3-month for Commercial lending)

[1]	Reflects approximate number of accounts and approximate gross loan balance at the time of payment deferral.
[2]	Reflects gross loan balance at the time of payment deferral as a percentage of the quarterly average loan portfolio balance.
[3]	Other Consumer Lending includes credit cards, other personal lending, and auto. The deferral period varies by product.

The Bank continues to support programs for individuals and businesses introduced by the Canadian and U.S. governments.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provides loans to its eligible business banking customers. Under the CEBA Program, eligible businesses receive a $40,000 interest-free loan until December 31, 2022. If $30,000 is repaid on or before December 31, 2022, the remaining amount of the loan is eligible for complete forgiveness. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. The Bank continues to work with the Government of Canada and EDC as further amendments to the CEBA Program are contemplated. Loans issued under the program are not recognized on the Bank’s Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada. As of October 31, 2020, the Bank had provided approximately 184,000 customers (July 31, 2020 – 169,000; April 30, 2020 – 117,000) with CEBA loans and had funded approximately $7.3 billion (July 31, 2020 – $6.7 billion; April 30, 2020 – $4.7 billion) in loans under the program.

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U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) established by the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act and implemented by the Small Business Administration (SBA), the Bank provided loans up to US$10 million each to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans originated before June 5, 2020 have a 2-year term with an option to extend to a 5-year term. PPP loans originated on or after June 5, 2020 have a 5-year term. All PPP loans bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of October 31, 2020, the Bank had funded approximately 86,000 PPP loans (July 31, 2020 – 84,000; April 30, 2020 – 28,000). The gross carrying amount of loans originated under the program was approximately US$8.2 billion (July 31, 2020 – US$8.2 billion; April 30, 2020 – US$6.0 billion).

Other Programs

The Bank has been working with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC), as well as provincial and state governments and central banks to deliver other guarantee and co-lending programs for the Bank’s clients. In Canada, these programs include the EDC Business Credit Availability Program (BCAP) for small- and medium-sized enterprises, which offers eligible businesses with credit partially guaranteed by EDC, the BDC Co-Lending Program, which provides loans to small- and medium-sized businesses, and the Investissement Québec (IQ) Programme d’action concertée temporaire pour les entreprises (PACTE), which offers eligible businesses in Quebec with credit partially guaranteed by IQ. For programs provided specifically to eligible mid-market businesses, these include the EDC BCAP Large Loan Program and BDC Junior Financing Program. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Emergency Response Benefit (CERB) and Canada Emergency Wage Subsidy (CEWS) through Canada Revenue Agency direct deposit. In the U.S., the Bank is working with the Federal Reserve Bank of Boston to facilitate the Main Street Lending Program for small- and medium-sized businesses.

Maintaining the Bank’s Financial and Operational Resilience

Early in its second quarter, the Bank invoked its crisis management protocols as the virus took root in the various jurisdictions in which TD operates. Business continuity management plans were activated, and an executive crisis management team was appointed to lead the response effort. The Bank rapidly implemented split-site and work from home arrangements and managed a surge in online and mobile traffic, including double-digit increases in Canadian and U.S. mobile banking downloads and digital usage, and up to a three-fold increase in direct investing trading volumes at the peak of market volatility. The Bank also facilitated the rapid activation and support of government relief programs and worked with its third-party suppliers to maintain critical functions and services throughout the disruption. TD’s operations, including the Bank’s technology infrastructure, network capacity, enterprise cloud capabilities and remote access systems, have remained stable in the months since, providing ongoing support for work from home arrangements and a continued high level of online and mobile customer traffic.

The Bank has been monitoring credit risk as it continues to support its customers’ borrowing needs, incorporating both the economic outlook, as well as the impact of government relief programs and regulatory measures. While the outlook remains uncertain, the Bank considers its coverage levels appropriate following substantial additions to the allowance for performing loans in the second and third quarters.

Market risk continued to be well managed in the fourth quarter against a backdrop of reduced volatility, and the Bank’s capital, liquidity and funding positions remained strong.

The Bank continues to evaluate its preparedness for a more sustained period of stress, refine its downturn readiness procedures and develop its medium- and long-term plans, including for various ‘return to the workplace’ scenarios.

Response from Regulators and Central Banks

Beginning in the Bank’s fiscal second quarter, in response to the challenges created by COVID-19 and then current market conditions, OSFI and the Bank of Canada took a number of actions designed to build resilience of federally regulated financial institutions and improve the stability of the Canadian financial system and economy. For additional information on OSFI’s capital measures, refer to the “OSFI’s Capital Requirements under Basel III” and “Future Regulatory Capital Developments” sections of the “Capital Position” section of this document. For additional information on OSFI’s liquidity measures, refer to the “Regulatory Developments Concerning Liquidity and Funding” section of the “Managing Risk” section of this document.

As of the fourth quarter, governments, regulators and central banks globally continued to keep policy settings at accommodative levels. In Canada, this included maintaining adjustments to regulatory requirements to build resilience of federally regulated financial institutions and improve the stability of the Canadian financial system and economy, and continuing to make available asset purchase and lending programs to support market liquidity.

Impact on Current Quarter Financial Performance

With the improvement in economic and business conditions this quarter, provisions for credit losses (PCL) decreased sequentially and non-interest income in the retail banking businesses stabilized on a recovery in customer spending and payment activity. The Bank continued to experience further margin pressure from the low interest rate environment. Deposit volumes continued to grow, partly reflecting the impact of government financial assistance programs, and capital markets and wealth direct investing revenues remained strong, reflecting high levels of client and market activity.

Impact on Financial Performance in Future Quarters

TD expects the Canadian and U.S. economies to continue their gradual recovery in 2021, but the outlook remains uncertain. There is promising news about potential vaccines, but much is still unknown about their efficacy, availability, distribution and public acceptance. Phased re-openings of the economy and targeted use of lockdowns have led to an encouraging uptick in activity as compared to the second and third quarters, but a second wave of infections is forcing many jurisdictions to impose renewed restrictions, and the government programs that have supported households and businesses through the slowdown may be difficult to sustain.

Overall, TD expects the recovery in earnings to be uneven. Fiscal 2021 earnings should be supported by lower PCL, reflecting the ongoing impact of bank and government relief and this year’s allowance build, as well as improving customer activity and continued expense discipline. At the same time, TD expects further deposit margin compression given the low interest rate environment; some volumes may moderate from this year’s levels, which were boosted by government stimulus, credit line draws and a high customer preference for liquidity; and capital markets activity may ease from this year’s record pace. With its strong capital and liquidity levels, substantial loan loss reserves, and diversified and customer-focused franchise, TD considers the Bank to be well-positioned to manage both upside and downside risks and to execute on its growth opportunities.

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HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank’s Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). For further details, refer to “Significant Events” in the “Financial Results Overview” section of this document. The Bank’s share of TD Ameritrade’s earnings is reported with a one-month lag. The same convention is being followed for Schwab, and the Bank will begin recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021.

In addition, on November 25, 2019, the Bank and Schwab entered into an insured deposit account agreement (the “Schwab IDA Agreement”), which became effective upon closing of the Schwab transaction and has an initial expiration date of July 1, 2031. The servicing fee under the Schwab IDA Agreement is set at 15 basis points (bps) per annum on the aggregate average daily balance in the sweep accounts. Prior to the Schwab IDA Agreement becoming effective, the Bank was party to an insured deposit account agreement with TD Ameritrade (the “TD Ameritrade IDA Agreement”) and earned a servicing fee of 25 bps per annum on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula). Refer to the “Related Party Transactions” section of this document for further details.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “U.S. Tax Act”) which made broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during 2018 to the Bank’s U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank’s carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The Bank finalized its assessment of the implications of the U.S. Tax Act during 2018 and recorded a net charge to earnings of $392 million (US$319 million) for the year ended October 31, 2018.

The lower corporate tax rate had and continues to have a positive effect on TD’s current year and future earnings. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made and guidance that may be issued by applicable regulatory authorities.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	2020	2019	2018
Net interest income	$25,611	$23,931	$22,239

Non-interest income	18,035	17,134	16,653
Total revenue	43,646	41,065	38,892
Provision for credit losses	7,242	3,029	2,480
Insurance claims and related expenses	2,886	2,787	2,444

Non-interest expenses	21,604	22,020	20,195
Income before income taxes and equity in net income of an investment in TD Ameritrade	11,914	13,229	13,773
Provision for income taxes	1,152	2,735	3,182

Equity in net income of an investment in TD Ameritrade	1,133	1,192	743
Net income – reported	11,895	11,686	11,334

Preferred dividends	267	252	214
Net income available to common shareholders and non-controlling interests in subsidiaries	$11,628	$11,434	$11,120
Attributable to:
Common shareholders	$11,628	$11,416	$11,048

Non-controlling interests	–	18	72

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 6

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	2020	2019	2018
Operating results – adjusted
Net interest income	$25,611	$23,931	$22,239

Non-interest income[1]	16,614	17,134	16,742
Total revenue	42,225	41,065	38,981
Provision for credit losses	7,242	3,029	2,480
Insurance claims and related expenses	2,886	2,787	2,444

Non-interest expenses[2]	21,338	21,085	19,943
Income before income taxes and equity in net income of an investment in TD Ameritrade	10,759	14,164	14,114
Provision for (recovery of) income taxes	2,020	2,949	2,898

Equity in net income of an investment in TD Ameritrade[3]	1,229	1,288	967
Net income – adjusted	9,968	12,503	12,183

Preferred dividends	267	252	214

Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	9,701	12,251	11,969
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	18	72

Net income available to common shareholders – adjusted	9,701	12,233	11,897
Pre-tax adjustments for items of note
Amortization of intangibles[4]	(262)	(307)	(324)
Net gain on sale of the investment in TD Ameritrade[5]	1,421	–	–
Charges related to the long-term loyalty agreement with Air Canada[6]	–	(607)	–
Charges associated with the acquisition of Greystone[7]	(100)	(117)	–
Charges associated with the Scottrade transaction[8]	–	–	(193)
Impact from U.S. tax reform[9]	–	–	(48)
Less: Impact of income taxes
Amortization of intangibles[4,10]	(37)	(48)	(55)
Net gain on sale of the investment in TD Ameritrade[5]	(829)	–	–
Charges related to the long-term loyalty agreement with Air Canada[6]	–	(161)	–
Charges associated with the acquisition of Greystone[7]	(2)	(5)	–
Charges associated with the Scottrade transaction[8]	–	–	(5)

Impact from U.S. tax reform[9]	–	–	344

Total adjustments for items of note	1,927	(817)	(849)
Net income available to common shareholders – reported	$11,628	$11,416	$11,048

[1]

Adjusted non-interest income excludes the following items of note: Net gain on sale of the investment in TD Ameritrade as explained in footnote 5 – 2020 – $1,421 million. Adjustment to the carrying balances of certain tax credit-related investments as explained in footnote 9 – 2018 – $(89) million. These amounts were reported in the Corporate segment.

[2]

Adjusted non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 4 – 2020 – $166 million, 2019 – $211 million, 2018 – $231 million; reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 6 – 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 7 – 2020 – $100 million, 2019 – $117 million; this amount was reported in the Canadian Retail segment. Charges associated with the Bank’s acquisition of Scottrade Bank, as explained in footnote 8 – 2018 – $21 million reported in the U.S. Retail segment.

[3]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles as explained in footnote 4 – 2020 – $96 million, 2019 – $96 million, 2018 – $93 million; and the Bank’s share of TD Ameritrade’s deferred tax balances adjustment, as explained in footnote 9 – 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank’s share of charges associated with TD Ameritrade’s acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 8 – 2018 – $172 million. This item was reported in the U.S. Retail segment.

[4]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[5]

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following completion of the Schwab transaction. As a result, the Bank recognized a net gain on sale of its investment in TD Ameritrade primarily related to a revaluation gain, the release of cumulative foreign currency translation gains offset by the release of designated hedging items and related taxes, and the release of a deferred tax liability related to the Bank’s investment in TD Ameritrade, net of direct transaction costs. These amounts were reported in the Corporate segment.

[6]

On January 10, 2019, the Bank’s long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the “Transaction”). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment.

[7]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”). The Bank incurred acquisition related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

[8]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank’s purchase of TD Ameritrade shares issued in connection with TD Ameritrade’s acquisition of Scottrade (the “Scottrade transaction”). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank’s acquisition of Scottrade Bank and the after-tax amounts for the Bank’s share of charges associated with TD Ameritrade’s acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

[9]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings during 2018 of $392 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank’s share of TD Ameritrade’s remeasurement of its deferred income tax balances, and a net $344 million income tax expense resulting from the remeasurement of the Bank’s deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.

[10]

The amount reported in 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	2020	2019	2018
Basic earnings per share – reported	$6.43	$6.26	$6.02

Adjustments for items of note[2]	(1.06)	0.45	0.46
Basic earnings per share – adjusted	$5.37	$6.71	$6.48

Diluted earnings per share – reported	$6.43	$6.25	$6.01

Adjustments for items of note[2]	(1.07)	0.44	0.46
Diluted earnings per share – adjusted	$5.36	$6.69	$6.47

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 7

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1,2

(millions of Canadian dollars)	2020	2019	2018
TD Bank, National Association (TD Bank, N.A.)	$51	$76	$87
TD Ameritrade Holding Corporation (TD Ameritrade)[3]	96	96	93
MBNA Canada	27	40	49
Aeroplan	17	17	17

Other	34	30	23
	225	259	269

Software and asset servicing rights	523	469	464
Amortization of intangibles, net of income taxes	$748	$728	$733

[1]

The amount reported in 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

[2]

Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

[3]

Included in equity in net income of an investment in TD Ameritrade and therefore reported with a one-month lag. Refer to “How the Bank Reports” in the “Financial Results Overview” section of this document.

RETURN ON COMMON EQUITY

The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was decreased to 9% CET1 Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020, and 10% in fiscal 2019.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure and is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	2020	2019	2018

Average common equity	$85,203	$78,638	$70,499
Net income available to common shareholders – reported	11,628	11,416	11,048

Items of note, net of income taxes[1]	(1,927)	817	849
Net income available to common shareholders – adjusted	$9,701	$12,233	$11,897
Return on common equity – reported	13.6%	14.5%	15.7%

Return on common equity – adjusted	11.4	15.6	16.9

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

RETURN ON TANGIBLE COMMON EQUITY

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	2020	2019	2018

Average common equity	$85,203	$78,638	$70,499
Average goodwill	17,261	17,070	16,197
Average imputed goodwill and intangibles on investments in Schwab and TD Ameritrade	4,369	4,146	4,100
Average other acquired intangibles[1]	509	662	676

Average related deferred tax liabilities	(255)	(260)	(240)

Average tangible common equity	63,319	57,020	49,766
Net income available to common shareholders – reported	11,628	11,416	11,048

Amortization of acquired intangibles, net of income taxes[2]	225	259	269
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	11,853	11,675	11,317

Other items of note, net of income taxes[2]	(2,152)	558	580
Net income available to common shareholders – adjusted	$9,701	$12,233	$11,897
Return on tangible common equity	18.7%	20.5%	22.7%

Return on tangible common equity – adjusted	15.3	21.5	23.9

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

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SIGNIFICANT EVENTS

Acquisition of TD Ameritrade Holding Corporation by The Charles Schwab Corporation

On October 6, 2020, Schwab completed its acquisition of TD Ameritrade, of which the Bank was a major shareholder. Under the terms of the Schwab transaction, all TD Ameritrade shareholders, including the Bank, exchanged each TD Ameritrade share they owned for 1.0837 common shares of Schwab. At closing, in exchange for the Bank’s approximately 43% ownership in TD Ameritrade, the Bank received an approximately 13.5% stake in Schwab, consisting of 9.9% voting common shares and the remainder in non-voting common shares, convertible into voting common shares upon transfer to a third party. The transaction resulted in a net gain on sale of the Bank’s investment in TD Ameritrade of $2.3 billion after-tax in the fourth quarter of 2020. The transaction had an approximately neutral impact on CET1 at closing.

The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”), which became effective upon closing of the Schwab transaction. Under the Stockholder Agreement: (i) subject to meeting certain conditions, the Bank has two seats on Schwab’s Board of Directors, (ii) the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and (iii) the Bank is subject to customary standstill and lockup restrictions, including, subject to certain exceptions, transfer restrictions. In addition, the Bank and Schwab entered into the Schwab IDA Agreement, which became effective upon closing and has an initial expiration date of July 1, 2031. Starting on July 1, 2021, deposits under the Schwab IDA Agreement, which were $195 billion (US$146 billion) as at October 31, 2020, can be reduced at Schwab’s option by up to US$10 billion a year (subject to certain adjustments based on the change in the balance of the sweep deposits between closing and July 1, 2021), with a floor of US$50 billion. The servicing fee under the Schwab IDA Agreement is set at 15 bps per annum on the aggregate average daily balance in the sweep accounts.

The Bank reports its investment in Schwab using the equity method of accounting. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag, and the Bank will begin recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021.

FINANCIAL RESULTS OVERVIEW

Net Income

Reported income for the year was $11,895 million, an increase of $209 million, or 2%, compared with last year. The increase reflects a net gain on sale of the Bank’s investment in TD Ameritrade and charges in the prior year related to the agreement with Air Canada. On an adjusted basis, income for the year was $9,968 million, a decrease of $2,535 million, or 20%, compared with last year reflecting higher PCL, lower revenue in the personal and commercial banking businesses, and higher non-interest expenses, partially offset by higher revenue in Wholesale Banking and the wealth and insurance businesses. The reported ROE for the year was 13.6%, compared with 14.5% last year. The adjusted ROE for the year was 11.4%, compared with 15.6% last year.

By segment, the increase in reported net income reflects an increase in the Corporate segment of $2,191 million, and an increase in Wholesale Banking of $810 million, partially offset by a decrease in U.S. Retail of $1,955 million, and a decrease in Canadian Retail of $837 million.

Reported diluted EPS for the year was $6.43, an increase of 3%, compared with $6.25 last year. Adjusted diluted EPS for the year was $5.36, a 20% decrease, compared with $6.69 last year.

[1]	Amounts exclude Corporate segment.

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Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	2020 vs. 2019 Increase (Decrease)	2019 vs. 2018 Increase (Decrease)
U.S. Retail Bank
Total revenue	$138	$369

Non-interest expenses	83	199

Net income – after tax	3	120

Equity in net income of an investment in TD Ameritrade[1]	15	37

U.S. Retail segment net income – after tax	18	158
Earnings per share (Canadian dollars)
Basic	$0.01	$0.09

Diluted	0.01	0.09
[1]	Equity in net income of an investment in TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	2020	2019	2018

U.S. dollar	0.743	0.753	0.777

FINANCIAL RESULTS OVERVIEW

Revenue

Reported revenue was $43,646 million, an increase of $2,581 million, or 6%, compared with last year. Adjusted revenue was $42,225 million, an increase of $1,160 million, or 3%, compared with last year.

NET INTEREST INCOME

Net interest income for the year was $25,611 million, an increase of $1,680 million, or 7%, compared with last year. The increase reflects higher trading-related net interest income, and volume growth in the personal and commercial banking businesses, partially offset by lower margins.

By segment, the increase in reported net interest income reflects an increase in Wholesale Banking of $1,079 million, and an increase in the Corporate segment of $1,006 million, partially offset by a decrease in Canadian Retail of $288 million, and a decrease in U.S. Retail of $117 million. Net interest income reported in the Corporate segment includes the impact of treasury and balance sheet management activities, which are largely offset in non-interest income.

NET INTEREST MARGIN

Net interest margin decreased by 16 bps during the year to 1.80%, compared with 1.96% last year, primarily reflecting the impact of lower interest rates and higher deposit balances in the personal and commercial banking businesses.

NON-INTEREST INCOME

Reported non-interest income for the year was $18,035 million, an increase of $901 million, or 5%, compared with last year reflecting the net gain on sale of the Bank’s investment in TD Ameritrade, higher revenue in the wealth and insurance businesses, higher trading-related revenue and fee income in Wholesale Banking, partially offset by lower fee income in the personal and commercial banking businesses.

By segment, the increase in reported non-interest income reflects an increase in Wholesale Banking of $648 million, an increase in Canadian Retail of $395 million, an increase in Corporate of $260 million, partially offset by a decrease in U.S. Retail of $402 million. Non-interest income reported in the Corporate segment includes the impact of treasury and balance sheet management activities, which are largely offset in net interest income.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 10

TABLE 9:  NON-INTEREST INCOME

(millions of Canadian dollars, except as noted)	2020 vs. 2019
	2020	2019	2018	% change
Investment and securities services
Broker dealer fees and commissions	$865	$637	$577	36
Full-service brokerage and other securities services	1,224	1,191	1,099	3
Underwriting and advisory	717	520	566	38
Investment management fees	623	629	546	(1)
Mutual fund management	1,797	1,768	1,790	2

Trust fees	115	127	136	(9)

Total investment and securities services	5,341	4,872	4,714	10
Credit fees	1,400	1,289	1,210	9
Net securities gains (losses)	40	78	111	(49)
Trading income (losses)	1,404	1,047	1,052	34
Service charges	2,593	2,885	2,716	(10)
Card services	2,154	2,465	2,376	(13)
Insurance revenue	4,565	4,282	4,045	7

Other income (loss)	538	216	429	149
Total	$18,035	$17,134	$16,653	5

TRADING-RELATED INCOME

Trading-related income is the total of net interest income on trading positions, trading income (loss), and income from financial instruments designated at fair value through profit or loss (FVTPL) that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities and is reported net of interest expense and income associated with funding these assets and liabilities in the following table. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Trading-related income excludes underwriting fees and commissions on securities transactions. Management believes that the total trading-related income is the appropriate measure of trading performance.

Trading-related income by product line depicts trading income for each major trading category.

TABLE 10:  TRADING-RELATED INCOME

(millions of Canadian dollars)	For the years ended October 31
	2020	2019	2018
Net interest income (loss)[1]	$1,325	$293	$495
Trading income (loss)	1,404	1,047	1,052

Income (Loss) from financial instruments designated at fair value through profit or loss[2]	53	(10)	10
Total	$2,782	$1,330	$1,557
By product
Interest rate and credit	$1,717	$413	$545
Foreign exchange	766	677	680

Equity and other[1]	299	240	332
Total	$2,782	$1,330	$1,557

[1]	Excludes taxable equivalent basis (TEB).
[2]	Excludes amounts related to securities designated at FVTPL that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

FINANCIAL RESULTS OVERVIEW

Provision for Credit Losses

PCL for the year was $7,242 million, an increase of $4,213 million, compared with last year. PCL – impaired was $2,963 million, an increase of $333 million, or 13%, reflecting credit migration in Wholesale Banking, and higher provisions in the Canadian Retail segment. PCL – performing was $4,279 million, an increase of $3,880 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration. Total PCL as a percentage of credit volume was 1%, or an increase of 55 bps.

By segment, the increase in PCL reflects an increase in U.S. Retail of $1,843 million, an increase in Canadian Retail of $1,440 million, an increase in the Corporate segment of $466 million, and an increase in Wholesale Banking of $464 million.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 11

FINANCIAL RESULTS OVERVIEW

Expenses

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $21,604 million, a decrease of $416 million, or 2%, compared with last year primarily reflecting charges related to the agreement with Air Canada recorded in the prior year. On an adjusted basis, non-interest expenses were $21,338 million, an increase of $253 million, or 1%, reflecting higher spend supporting business initiatives, higher employee-related costs including colleague appreciation awards, corporate real estate optimization costs, and an increase in legal provisions, partially offset by a decline in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, a reduction in discretionary spend, and restructuring charges in the prior year.

By segment, the decrease in reported non-interest expenses reflects a decrease in the Corporate segment of $415 million, and a decrease in Canadian Retail of $294 million, partially offset by an increase in U.S. Retail of $168 million, and an increase in Wholesale Banking of $125 million.

INSURANCE CLAIMS AND RELATED EXPENSES

Insurance claims and related expenses were $2,886 million, an increase of $99 million, or 4%, compared with last year. The increase reflects the impact of business growth, an increase in certain current year claims reserves, less favourable prior years’ claims development and more severe weather-related events, partially offset by lower current year claims.

EFFICIENCY RATIO

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio was 49.5%, compared with 53.6% last year. The adjusted efficiency ratio was 50.5%, compared with 51.3% last year.

TABLE 11:  NON-INTEREST EXPENSES AND EFFICIENCY RATIO

(millions of Canadian dollars, except as noted)	2020 vs. 2019
	2020	2019	2018	% change
Salaries and employee benefits
Salaries	$7,118	$6,879	$6,162	3
Incentive compensation	2,892	2,724	2,592	6

Pension and other employee benefits	1,881	1,641	1,623	15

Total salaries and employee benefits	11,891	11,244	10,377	6
Occupancy[1]
Rent	349	944	913	(63)
Depreciation and impairment losses	1,101	405	371	172

Other	540	486	481	11

Total occupancy	1,990	1,835	1,765	8
Equipment [1]
Rent	271	245	207	11
Depreciation and impairment losses	223	200	205	12

Other	793	720	661	10

Total equipment	1,287	1,165	1,073	10
Amortization of other intangibles	817	800	815	2
Marketing and business development	740	769	803	(4)
Restructuring charges	(16)	175	73	(109)
Brokerage-related fees	362	336	359	8
Professional and advisory services	1,144	1,322	1,194	(13)

Other expenses	3,389	4,374	3,736	(23)
Total expenses	$21,604	$22,020	$20,195	(2)
Efficiency ratio – reported	49.5%	53.6%	51.9%	(410)	bps

Efficiency ratio – adjusted[2]	50.5	51.3	51.2	(80)

[1]

Upon adoption of IFRS 16, Leases (IFRS 16) interest expense is recognized on lease liabilities in Net interest income and depreciation expense is recognized on right-of-use (ROU) assets in Non-interest expense. Previously under IAS 17, net rental expense on operating leases were recorded in Non-interest expense. Remaining rent expenses reflect the payments exempt from IFRS 16.

[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 12

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes decreased by $1,675 million, or 38.0%, compared with last year, reflecting a decrease in income tax expense of $1,583 million, or 57.9%, and a decrease in other taxes of $92 million, or 5.5%. Adjusted total income and other taxes decreased by $1,021 million from last year, or 22.1%, reflecting a decrease in income tax expense of $929 million, or 31.5%.

The Bank’s reported effective tax rate was 9.7% for 2020, compared with 20.7% last year. The year-over-year decrease primarily reflects the impact of the sale of the Bank’s investment in TD Ameritrade, including the non-taxable revaluation gain, the release of non-taxable cumulative currency translation gains from accumulated other comprehensive income (AOCI), a rate differential on the reclassification to earnings of taxes deferred in AOCI on the designated hedging items, and the release of a deferred tax liability. Other drivers of the lower effective tax rate are lower pre-tax income and business mix, partially offset by higher provisions related to changes in tax law. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2020 Consolidated Financial Statements.

The Bank’s adjusted effective income tax rate for 2020 was 18.8%, compared with 20.8% last year. The year-over-year decrease primarily reflects lower pre-tax income and business mix, partially offset by higher provisions related to changes in tax law.

The Bank reported its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $378 million in 2020, compared with $389 million last year, was not part of the Bank’s effective tax rate.

TABLE 12:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	2020	2019	2018
Provision for income taxes – reported	$1,152	$2,735	$3,182

Total adjustments for items of note[1,2]	868	214	(284)

Provision for income taxes – adjusted	2,020	2,949	2,898
Other taxes
Payroll	602	587	538
Capital and premium	186	168	148
GST, HST, and provincial sales[3]	539	678	487

Municipal and business	257	243	237

Total other taxes	1,584	1,676	1,410

Total taxes – adjusted	$3,604	$4,625	$4,308
Effective income tax rate – reported	9.7%	20.7%	23.1%
Effective income tax rate – adjusted[4]	18.8	20.8	20.5

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
[2]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[3]	Goods and services tax (GST) and Harmonized sales tax (HST).
[4]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2020 PERFORMANCE SUMMARY

Reported net income for the quarter was $5,143 million, an increase of $2,287 million, or 80%, compared with the fourth quarter last year. The increase reflects the net gain on sale of the Bank’s investment in TD Ameritrade and lower insurance claims, partially offset by higher non-interest expenses. Adjusted net income for the quarter was $2,970 million, an increase of $24 million, or 1%, compared with the fourth quarter last year. Reported diluted EPS for the quarter was $2.80, an increase of 82%, compared with $1.54 in the fourth quarter of last year. Adjusted diluted EPS for the quarter was $1.60, an increase of 1%, compared with $1.59 in the fourth quarter of last year.

Reported revenue for the quarter was $11,844 million, an increase of $1,504 million, or 15%, compared with the fourth quarter last year. Adjusted revenue for the quarter was $10,423 million, an increase of $83 million, or 1%, compared with the fourth quarter last year.

Net interest income for the quarter was $6,367 million, an increase of $192 million, or 3%, primarily reflecting higher trading-related net interest income, and volume growth in the personal and commercial banking businesses, partially offset by lower margins. By segment, the increase in reported net interest income reflects an increase in Wholesale Banking of $331 million, an increase in the Corporate segment of $213 million, a decrease in Canadian Retail of $191 million, and a decrease in U.S. Retail of $161 million. Adjusted net interest income for the quarter was $6,367 million, an increase of $192 million, or 3%, compared with the fourth quarter last year. The increase in the Corporate segment primarily reflects treasury and balance sheet management activities, the impact of which is largely offset in non-interest income.

Non-interest income for the quarter was $5,477 million, an increase of $1,312 million, or 32%, reflecting the net gain on sale of the Bank’s investment in TD Ameritrade, higher transaction and fee-based revenue in the wealth business, higher trading-related revenue, including derivative valuation charges in the prior year, and higher fee income in Wholesale Banking, partially offset by lower fee income in the personal and commercial banking businesses. By segment, the increase in reported non-interest income reflects an increase in the Corporate segment of $1,221 million, an increase in Canadian Retail of $87 million, an increase in Wholesale Banking $75 million, and a decrease in U.S. Retail of $71 million. Adjusted non-interest income for the quarter was $4,056 million, a decrease of $109 million, or 3%, compared with the fourth quarter last year. Non-interest income reported in the Corporate segment includes the impact of treasury and balance sheet management activities, which are largely offset in net interest income.

PCL for the quarter was $917 million, an increase of $26 million, or 3%, compared with the fourth quarter last year. PCL – impaired for the quarter was $359 million, a decrease of $380 million, or 51%, primarily reflected in the consumer lending portfolios, largely reflecting the ongoing impact of bank and government assistance programs. PCL – performing for the quarter was $558 million, an increase of $406 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration. Performing provisions in the current quarter were largely recorded in the U.S. commercial lending portfolios. Total PCL for the quarter as an annualized percentage of credit volume was 0.49%, or a decrease of 2 bps.

By segment, the increase in PCL reflects an increase in U.S. Retail of $277 million, a decrease in Canadian Retail of $149 million, a decrease in Corporate of $55 million, and a decrease in Wholesale Banking of $47 million.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 13

Insurance claims and related expenses for the quarter were $630 million, a decrease of $75 million, or 11%, compared with the fourth quarter last year. The decrease reflects lower current accident year claims, no severe weather-related events and favourable prior years’ claims development, partially offset by an increase in certain current year claims reserves.

Reported non-interest expenses for the quarter were $5,709 million, an increase of $166 million, or 3%, compared with the fourth quarter last year. The increase reflects corporate real estate optimization costs, investments in support of business growth, and higher employee-related compensation, including colleague appreciation awards, partially offset by restructuring charges in the prior year, and lower travel and other discretionary spend. By segment, the increase in reported non-interest expenses reflects an increase in Corporate segment of $147 million, and an increase in Canadian Retail of $47 million, partially offset by a decrease in the Wholesale Banking of $19 million, and a decrease in the US Retail segment of $9 million. Adjusted non-interest expenses for the quarter were $5,646 million, an increase of $183 million, or 3%, compared with the fourth quarter last year.

The Bank’s reported effective tax rate was -4.4% for the quarter, compared with 20.2% in the same quarter last year. The year-over-year decrease primarily reflects the impact of the sale of the Bank’s investment in TD Ameritrade, including the non-taxable revaluation gain, the release of non-taxable cumulative currency translation gains from AOCI, a rate differential on the reclassification to earnings of taxes deferred in AOCI on the designated hedging items, and the release of a deferred tax liability. The Bank’s adjusted effective tax rate was 19.7% for the quarter, compared with 20.1% in the same quarter last year. The year-over-year decrease primarily reflects business mix.

QUARTERLY TREND ANALYSIS

The COVID-19 pandemic has profoundly altered the economic landscape and continues to have a significant impact on TD’s financial performance. Earnings in 2020 were adversely impacted by the deterioration in the economic outlook and its impact on credit migration which resulted in significantly higher provisions for credit losses, particularly in the second and third quarters, and reductions in interest rates have resulted in lower net interest margins. Notwithstanding these impacts, revenue has grown consistently, reflecting volume growth in the personal and commercial banking businesses and strong contributions from our capital market sensitive businesses. Expenses have grown moderately over the past eight quarters primarily reflecting investments in support of business growth. The Bank’s quarterly earnings are impacted by, among other things, seasonality, the number of days in a quarter, the economic environment in Canada and the U.S., and foreign currency translation.

TABLE 13:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)					For the three months ended
	2020				2019
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$6,367	$6,483	$6,460	$6,301	$6,175	$6,024	$5,872	$5,860

Non-interest income	5,477	4,182	4,068	4,308	4,165	4,475	4,356	4,138
Total revenue	11,844	10,665	10,528	10,609	10,340	10,499	10,228	9,998
Provision for credit losses	917	2,188	3,218	919	891	655	633	850
Insurance claims and related expenses	630	805	671	780	705	712	668	702
Non-interest expenses	5,709	5,307	5,121	5,467	5,543	5,374	5,248	5,855
Provision for (recovery of) income taxes	(202)	445	250	659	646	813	773	503

Equity in net income of an investment in TD Ameritrade	353	328	247	205	301	303	266	322

Net income – reported	5,143	2,248	1,515	2,989	2,856	3,248	3,172	2,410
Pre-tax adjustments for items of note[1]
Amortization of intangibles	61	63	68	70	74	75	78	80
Net gain on sale of the investment in TD Ameritrade	(1,421)	–	–	–	–	–	–	–
Charges related to the long-term loyalty agreement with Air Canada	–	–	–	–	–	–	–	607

Charges associated with the acquisition of Greystone	25	25	26	24	30	26	30	31

Total pre-tax adjustments for items of note	(1,335)	88	94	94	104	101	108	718

Less: Impact of income taxes	838	9	10	11	14	11	14	175
Net income – adjusted	2,970	2,327	1,599	3,072	2,946	3,338	3,266	2,953

Preferred dividends	64	68	68	67	68	62	62	60
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	$2,906	$2,259	$1,531	$3,005	$2,878	$3,276	$3,204	$2,893
Attributable to:
Common shareholders – adjusted	$2,906	$2,259	$1,531	$3,005	$2,878	$3,276	$3,204	$2,875

Non-controlling interests – adjusted	–	–	–	–	–	–	–	18

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$2.80	$1.21	$0.80	$1.61	$1.54	$1.75	$1.70	$1.27
Adjusted	1.60	1.25	0.85	1.66	1.59	1.79	1.75	1.57
Diluted earnings per share
Reported	2.80	1.21	0.80	1.61	1.54	1.74	1.70	1.27
Adjusted	1.60	1.25	0.85	1.66	1.59	1.79	1.75	1.57
Return on common equity – reported	23.3%	10.0%	6.9%	14.2%	13.6%	15.8%	16.5%	12.2%

Return on common equity – adjusted	13.3	10.4	7.3	14.6	14.0	16.2	17.0	15.0

(billions of Canadian dollars, except as noted)
Average earning assets	$1,531	$1,494	$1,374	$1,292	$1,264	$1,240	$1,191	$1,200

Net interest margin as a percentage	1.65%	1.73%	1.91%	1.94%	1.94%	1.93%	2.02%	1.94%

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 14

BUSINESS SEGMENT ANALYSIS

Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following three key business segments: Canadian Retail, U.S. Retail, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Canadian Retail serves over 16 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses. Personal Banking provides financial products and advice through its network of 1,085 branches, 3,440 automated teller machines (ATM), telephone, digital and mobile banking. The credit cards business provides a comprehensive line-up of credit cards including proprietary, co-branded, and affinity credit card programs. Auto Finance provides flexible financing options to customers at point of sale for automotive and recreational vehicle purchases. Business Banking offers a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day banking needs. Merchant Solutions provides point-of-sale payment solutions for large and small businesses. The wealth business offers wealth and asset management products and advice to retail and institutional clients in Canada through the direct investing, advice-based, and asset management businesses. The insurance business offers property and casualty insurance, as well as life and health insurance products to customers across Canada.

U.S. Retail comprises the Bank’s personal and business banking operations under the brand TD Bank, America’s Most Convenient Bank®, and wealth management in the U.S. Personal banking provides a full range of financial products and services to over 9 million retail customers through multiple delivery channels, including a network of 1,223 stores located along the east coast from Maine to Florida, mobile and internet banking, ATM, and telephone. Business banking serves the needs of businesses, through a diversified range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Wealth management offers a range of wealth products and services to retail and institutional clients. The results of the Bank’s equity investment in TD Ameritrade are included in U.S. Retail and reported as equity in net income of an investment in TD Ameritrade with a one-month lag. The same convention is being followed for Schwab, and the Bank will begin recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021. Refer to “Significant Events” in the “Financial Results Overview” section of this document.

Wholesale Banking offers a wide range of capital markets and corporate and investment banking services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of our clients. Operating under the TD Securities brand, our clients include corporates, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD’s strategy, providing market access to TD’s wealth and retail operations, and providing wholesale banking solutions to our partners and their customers.

The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. Corporate segment is comprised of a number of service and control groups such as technology solutions, shared services, treasury and balance sheet management, marketing, human resources, finance, risk management, compliance, legal, anti-money laundering, and others. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, refer to the “How the Bank Reports” section of this document and Note 29 of the 2020 Consolidated Financial Statements. For information concerning the Bank’s measure of ROE, which is a non-GAAP financial measure, refer to the “Return on Common Equity” section.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during 2018 to the Bank’s U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank’s carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact of these adjustments was reported in the Corporate segment. The lower corporate tax rate had, and continues to have, a positive effect on TD’s current and future earnings, which are and will be reflected in the results of the affected segments. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made and guidance that may be issued by applicable regulatory authorities. For additional details, refer to “How the Bank Reports” and “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

Net interest income within Wholesale Banking is calculated on a TEB, which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $159 million, compared with $127 million last year.

The “Key Priorities for 2021” section for each business segment, provided on the following pages, is based on the Bank’s views and the assumptions set out in the “Economic Summary and Outlook” section and the actual outcome may be materially different. For more information, refer to the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 15

TABLE 14:  RESULTS BY SEGMENT1

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[2]		Corporate[2]		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Net interest income (loss)	$12,061	$12,349	$8,834	$8,951	$1,990	$911	$2,726	$1,720	$25,611	$23,931
Non-interest income (loss)	12,272	11,877	2,438	2,840	2,968	2,320	357	97	18,035	17,134

Total revenue	24,333	24,226	11,272	11,791	4,958	3,231	3,083	1,817	43,646	41,065
Provision for (recovery of) credit losses – impaired	1,256	1,126	997	936	279	20	431	548	2,963	2,630
Provision for (recovery of) credit losses – performing	1,490	180	1,928	146	229	24	632	49	4,279	399
Total provision for (recovery of) credit losses	2,746	1,306	2,925	1,082	508	44	1,063	597	7,242	3,029
Insurance claims and related expenses	2,886	2,787	–	–	–	–	–	–	2,886	2,787
Non-interest expenses	10,441	10,735	6,579	6,411	2,518	2,393	2,066	2,481	21,604	22,020
Income (loss) before income taxes	8,260	9,398	1,768	4,298	1,932	794	(46)	(1,261)	11,914	13,229
Provision for (recovery of) income taxes	2,234	2,535	(167)	471	514	186	(1,429)	(457)	1,152	2,735
Equity in net income of an investment in TD Ameritrade	–	–	1,091	1,154	–	–	42	38	1,133	1,192
Net income (loss) – reported	6,026	6,863	3,026	4,981	1,418	608	1,425	(766)	11,895	11,686
Pre-tax adjustments for items of note[3]
Amortization of intangibles	–	–	–	–	–	–	262	307	262	307
Net gain on sale of the investment in TD Ameritrade	–	–	–	–	–	–	(1,421)	–	(1,421)	–
Charges related to the long-term loyalty agreement with Air Canada	–	607	–	–	–	–	–	–	–	607
Charges associated with the acquisition of Greystone	100	117	–	–	–	–	–	–	100	117
Total pre-tax adjustments for items of note	100	724	–	–	–	–	(1,159)	307	(1,059)	1,031
Less: Impact of income taxes	2	166	–	–	–	–	866	48	868	214
Net income (loss) – adjusted	$6,124	$7,421	$3,026	$4,981	$1,418	$608	$(600)	$(507)	$9,968	$12,503

Average common equity	$18,049	$17,776	$39,825	$39,464	$8,374	$7,320	$18,881	$14,078	$85,129	$78,638

CET1 Capital risk-weighted assets[4]	143,504	118,374	232,966	248,406	92,434	71,972	10,005	17,225	478,909	455,977

[1]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[2]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[3]	For explanations of items of note, refer to the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
[4]

Each capital ratio has its own RWA measure due to OSFI prescribed scalar for inclusion of the CVA. For fiscal 2020 and 2019 the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA are all 100%. For fiscal 2018, the scalars were 80%, 83%, and 86%, respectively.

BUSINESS SEGMENT ANALYSIS

Canadian Retail

Canadian Retail offers a full range of financial products and services to over 16 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses.

TABLE 15:  REVENUE

(millions of Canadian dollars)	2020	2019	2018
Personal banking	$11,321	$12,076	$11,463
Business banking	3,383	3,184	2,990
Wealth	4,840	4,432	4,185

Insurance	4,789	4,534	4,075
Total	$24,333	$24,226	$22,713

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 16

BUSINESS HIGHLIGHTS

•

Helped our customers navigate COVID-19 by supporting access to bank and government relief and payment deferral programs, as well as enhancing our online and mobile capabilities, which led to a significant increase in self-serve transactions and digital adoption.

•	Supported our colleagues in the Work From Home environment through numerous assistance programs and enhanced remote access capabilities resulting in improved employee engagement and experience scores.
•	Launched the new TD Ready Advice program, including an online resource hub, tools like the TD Helps Support Finder, and direct outreach to customers to offer personalized advice.
•

TD was recognized in the 2020 Ipsos Customer Service Index (CSI) study[1] by being a Financial Service Excellence award winner for “Branch Service Excellence”[2] among the Big 5 Canadian Retail Banks[3] and for “Automated Telephone Banking Excellence”[4] among all Financial Institutions.

•

TD Asset Management Inc. (TDAM) was recognized in the Refinitiv Lipper Awards, for the 14th year in a row, with three TD Mutual Funds winning in their respective categories at the 2020 awards: TD Global Entertainment & Communications Fund – Investor Series, TD Science & Technology Fund – Investor Series, and TD U.S. Mid-Cap Growth – Investor Series.

•	Acknowledged for our forward focus in digital banking by multiple industry independent sources including:
–

According to App Annie[5], TD (Canada) is ranked #1 in customer adoption, engagement and satisfaction among retail banking apps in Canada. Over the last 12 months, the TD mobile app achieved the top ranking with: highest number of downloads; largest smartphone monthly active user base on average; most sessions per user on average; longest time spent on the app; and highest average review scores for the past 12 months;

–	#1 in Canadian digital banking apps with the highest number of digital unique visitors and the most digital time spent according to Comscore[6]; and
–	#1 for average digital reach of any bank in Canada, and amongst one of the leaders for domestic digital reach among major developed market banks, according to Comscore[7].
•	Continued to support new and existing customers as evidenced by strong volume growth across key businesses:
–	Strong retention rate across the portfolio, using newly developed tools to engage and retain our customers;
–	Personal chequing and savings deposit volumes growth of 18%;
–	Business Banking deposit volume growth of 24%;
–	Real estate secured lending loan volume growth of 5%;
–

Record accumulation of assets across our wealth businesses including record assets under management (AUM) in TD Asset Management (TDAM) and record assets under administration (AUA) in TD Direct Investing and the Advice businesses; and

–	Record auto finance and real estate secured lending originations, and higher General Insurance premiums.
•	Maintained strong market share[8] positions across all businesses, including:
–	#1 market share in personal deposits, credit cards, and Direct Investing;
–	#2 market share in real estate secured lending, personal loans, mutual funds, and Business Banking deposits and loans;
–	Largest direct distribution insurer[9] and leader in the affinity market[10] in Canadian insurance; and
–	Largest money manager in Canada[10].

CHALLENGES IN 2020

•	Contractions in economic growth and employment in Canada and around the world as a result of the COVID-19 pandemic.
•	A significant increase in performing PCL primarily related to the resulting deterioration in the economic outlook.
•	Lower fee income and pay down of unsecured loan balances reflecting consumer preference for elevated liquidity during the pandemic.
•	A dramatic decline in interest rates, which impacted net interest income and margins.
•	Changes in our retail network to adapt to the COVID-19 pandemic, including temporary branch closures, reduced hours and introduction of additional safety measures.
•	Significant business adjustments due to a changing economic and regulatory environment, as well as evolving customer needs.

INDUSTRY PROFILE

The personal and business banking environment in Canada comprises large chartered banks with sizeable regional banks and a number of niche competitors providing strong competition in specific products and markets. Continued success depends upon delivering a full suite of competitively priced products, outstanding customer service and convenience, maintaining disciplined risk management practices, and prudent expense management. The Canadian wealth management industry includes banks, insurance companies, independent asset management companies, and brokerages. Market share growth in the wealth management industry relies on the ability to differentiate by providing an integrated wealth solution and keeping pace with technological changes and the regulatory environment. This includes providing the right products, and legendary and consistent relationship-focused client experiences to serve the evolving needs and goals of our client base. The property and casualty insurance industry in Canada is fragmented and competitive, consisting of personal and commercial line writers, whereas the life and health insurance industry is comprised of several large competitors. Success in the insurance business depends on offering a range of products that provide protection at competitive prices that properly reflect the level of risk assumed. The above industries also include non-traditional competitors ranging from start-ups to established non-financial companies expanding into financial services.

[1]

Ipsos 2020 Financial Service Excellence Awards are based on ongoing quarterly Customer Service Index (CSI) survey results. Sample size for the total 2020 CSI program year ended with the September 2020 survey wave was 48,284 completed surveys yielding 73,601 financial institution ratings national.

[2]	TD Canada Trust has shared in the award for the Branch Service Excellence in the syndicated Ipsos 2020 Customer Service Index Study (“2020 Ipsos Study”).
[3]	Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.
[4]	TD Canada Trust has shared in the Automated Telephone Banking Excellence award in the 2020 Ipsos Study.
[5]

TD ranked first according to App Annie, which measured time spent on Android phones; reviews are iOS only among top 10 Canadian retail banking apps by average smartphone MAUs for last 12-month period ending September 2020.

[6]	Source: from Comscore Mobile Metrix®, Financial Services – Banking (Mobile Apps), Total Audience, 3-month average ending September 2020, Canada.
[7]	Source: from Comscore MMX® Multi-Platform, Financial Services – Banking, Total audience, 3-month average ending September 2020, Canada, United States, Spain, France and U.K.
[8]

Market share ranking is based on most current data available from OSFI for personal deposits and loans as at August 2020, from The Nilson Report for credit cards as at December 2019, from the Canadian Bankers Association for Real Estate Secured Lending as at May 2020, from the Canadian Bankers Association for business deposits and loans as at March 2020, from Investor Economics, a division of ISS Market Intelligence, for Direct Investing asset, trades, and revenue metrics as at June 2020, and from Investment Funds Institute of Canada for mutual funds when compared to the Big 6 Banks as at August 2020. The Big 6 Banks consist of Bank of Montreal, Canadian Imperial Bank of Canada, National Bank of Canada, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.

[9]	Based on Gross Written Premiums for Property and Casualty business. Ranks based on data available from OSFI, insurers, Insurance Bureau of Canada, and provincial regulators as at December 31, 2019.
[10]

Investor Economics, a division of ISS Market Intelligence, Managed Money Advisory Service – Canada (Spring 2020 report, AUM effective December 2019), Benefits Canada 2020 Top 40 Money Managers report (May 2020 report, AUM effective December 2019).

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 17

OVERALL BUSINESS STRATEGY

The strategy for Canadian Retail is to:

•	Provide trusted advice to help our customers feel confident about their financial future.
•	Consistently deliver legendary, personal, and connected customer experiences across all channels.
•	Deepen customer relationships by delivering One TD and growing in underrepresented products and markets.
•	Execute with speed and impact, taking only those risks we can understand and manage.
•	Innovate with purpose for our customers and colleagues, simplifying to make it easier to get things done.
•	Be recognized as an extraordinary place to work where diversity and inclusiveness are valued.
•	Contribute to the well-being of our communities.

TABLE 16:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	2020	2019	2018
Net interest income	$12,061	$12,349	$11,576
Non-interest income	12,272	11,877	11,137
Total revenue	24,333	24,226	22,713
Provision for credit losses – impaired	1,256	1,126	927
Provision for credit losses – performing	1,490	180	71
Total provision for credit losses[1]	2,746	1,306	998
Insurance claims and related expenses	2,886	2,787	2,444
Non-interest expenses – reported	10,441	10,735	9,473
Non-interest expenses – adjusted[2]	10,341	10,011	9,473
Provision for (recovery of) income taxes – reported	2,234	2,535	2,615
Provision for (recovery of) income taxes – adjusted[2]	2,236	2,701	2,615
Net income – reported	6,026	6,863	7,183
Net income – adjusted[2]	$6,124	$7,421	$7,183

Selected volumes and ratios
Return on common equity – reported[3]	33.4%	38.6%	47.8%
Return on common equity – adjusted[2,3]	33.9	41.7	47.8
Net interest margin (including on securitized assets)	2.79	2.96	2.91
Efficiency ratio – reported	42.9	44.3	41.7

Efficiency ratio – adjusted[2]	42.5	41.3	41.7
Assets under administration (billions of Canadian dollars)	$433	$422	$389

Assets under management (billions of Canadian dollars)	358	353	289
Number of Canadian retail branches	1,085	1,091	1,098

Average number of full-time equivalent staff	40,872	40,936	38,560

[1]

PCL – impaired represents Stage 3 PCL under IFRS 9 on financial assets. PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 on financial assets, loan commitments, and financial guarantees.

[2]

Adjusted non-interest expenses exclude the following items of note: Charges related to the long-term loyalty agreement with Air Canada in 2019 – $607 million ($446 million after tax); and charges associated with the acquisition of Greystone in 2020 – $100 million ($98 million after tax) and 2019 – $117 million ($112 million after tax). For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[3]

Capital allocated to the business segment was reduced to 9% CET1 Capital effective the second quarter of fiscal 2020 compared with 10.5% in the first quarter of fiscal 2020, 10% in fiscal 2019, and 9% in fiscal 2018.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Retail reported net income for the year was $6,026 million, a decrease of $837 million, or 12%, compared with last year. The decrease in earnings reflects higher PCL and higher insurance claims, partially offset by revenue growth and higher non-interest expenses in the prior year related to the agreement with Air Canada and the acquisition of Greystone. On an adjusted basis, net income for the year was $6,124 million, a decrease of $1,297 million, or 17%. The reported and adjusted annualized ROE for the year was 33.4% and 33.9%, respectively, compared with 38.6% and 41.7%, respectively, last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the year was $24,333 million, an increase of $107 million, compared with last year reflecting strong growth in wealth and insurance revenue as well as volume driven growth in personal and commercial banking revenue, offset by margin compression from lower interest rates in the year.

Net interest income decreased $288 million, or 2%, reflecting lower margins, partially offset by volume growth. Average loan volumes increased $16 billion, or 4%, reflecting 3% growth in personal loans and 7% growth in business loans. Average deposit volumes increased $46 billion, or 14%, reflecting 11% growth in personal deposits, 15% growth in business deposits, and 28% growth in wealth deposits. Net interest margin was 2.79%, or a decrease of 17 bps, reflecting lower interest rates.

Non-interest income increased $395 million, or 3%, reflecting higher transaction and fee-based revenue in the wealth business, higher insurance revenue, partially offset by lower fee-based revenue in the banking businesses reflecting lower customer activity.

AUA were $433 billion as at October 31, 2020, an increase of $11 billion, or 3%, compared with last year, reflecting new asset growth. AUM were $358 billion as at October 31, 2020, an increase of $5 billion, or 1%, compared with last year, reflecting market appreciation.

PCL for the year was $2,746 million, an increase of $1,440 million, compared with last year. PCL – impaired was $1,256 million, an increase of $130 million, or 12%, reflecting higher provisions in the commercial and consumer lending portfolios. PCL – performing was $1,490 million, compared with $180 million last year, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, with the increase reflected in the consumer and commercial lending portfolios. Annualized PCL as a percentage of credit volume was 0.62%, an increase of 31 bps.

Insurance claims and related expenses were $2,886 million, an increase of $99 million, or 4%, compared with last year. The increase reflects the impact of business growth, an increase in certain current year claims reserves, less favourable prior years’ claims development and more severe weather-related events, partially offset by lower current year claims.

Reported non-interest expenses for the year were $10,441 million, a decrease of $294 million, or 3%, compared with last year. The decrease reflects charges related to the agreement with Air Canada and the acquisition of Greystone last year. On an adjusted basis, non-interest expenses were $10,341 million, an increase of $330 million, or 3%, reflecting higher people-related costs including variable compensation, volume-driven expenses and technology investments, partially offset by a reduction in other discretionary spend.

The reported and adjusted efficiency ratio for the year was 42.9% and 42.5%, respectively, compared with 44.3% and 41.3%, respectively, last year.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 18

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a comprehensive line-up of chequing, savings, and investment products to retail customers.
•	Consumer Lending – offers a diverse range of unsecured financing products to suit the needs of retail customers.
•	Real Estate Secured Lending – offers homeowners a wide range of lending products secured by residential properties.
•	Credit Cards – offers a variety of credit card products including proprietary, co-branded, and affinity credit card programs.
•	Auto Finance – offers retail automotive and recreational vehicle financing including promotional rate loans offered in cooperation with large automotive manufacturers.

Business Banking

•	Commercial Banking – serves the borrowing, deposit and cash management needs of businesses across a wide range of industries including real estate, agriculture, automotive, and commercial mortgages.
•

Small Business Banking and Merchant Solutions – offers a wide range of financial products and services to small businesses, as well as point-of-sale technology and payment solutions for large and small businesses

Wealth

•

Direct Investing – offers resources to self-directed retail investors to facilitate research, investment management and trading in a range of investment products through online, phone and mobile channels.

•

Wealth Advice – provides wealth management advice and financial planning solutions to mass affluent, High Net Worth and Ultra High Net Worth clients. The Wealth Advice business is integrated with the broader bank and other Wealth businesses.

•

Asset Management – provides investment management and structuring services to retail and institutional clients. TD Mutual Funds provides a diversified range of mutual funds, ETFs, and professionally managed portfolios.

Insurance

•	Property and Casualty – offers home and auto insurance through direct channels and to members of affinity groups such as professional associations, universities and employer groups.
•

Life and Health – offers credit protection to TD Canada Trust borrowing customers. Other simple life and health insurance products, credit card balance protection, and travel insurance products, are distributed through direct channels.

KEY PRIORITIES FOR 2021

•	Expand our advisory capabilities through TD Ready Advice and continue to help our customers navigate the impact of COVID-19 and plan their financial futures;
•	Enhance end-to-end omni-channel capabilities to support key customer journeys, enabling a seamless, intuitive and legendary customer experience;
•	Grow our market share by providing best-in-class products and services, when and where our customers need them, with an emphasis on underrepresented products and markets;
•	Accelerate growth and distribution capabilities in the Wealth Advice channels, enrich the client offering in the Direct Investing business, and innovate for leadership in Asset Management;
•	Continue to invest in our insurance products and services, ensuring that they are competitive, easy to understand, and provide the protection our clients need;
•	Invest in our business and infrastructure to keep pace with evolving customer expectations, regulatory and security requirements, and cyber risks;
•	Enhance application of artificial intelligence, data and advanced analytics to deliver best-in-class customer experiences and drive high levels of engagement;
•	Continue to evolve our brand as an employer of choice, where colleagues achieve their full potential and where diversity and inclusiveness are valued; and
•	Adapt our operating models to further deliver efficiencies, drive faster value to customers, and empower our colleagues.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 19

BUSINESS SEGMENT ANALYSIS

U.S. Retail

Operating under the brand name, TD Bank, America’s Most Convenient Bank®, the U.S. Retail Bank offers a full range of financial products and services to over 9 million customers in the Bank’s U.S. personal and business banking operations, including wealth management. U.S. Retail includes an investment in TD Ameritrade, which was exchanged on October 6, 2020 for an investment in Schwab upon the acquisition of TD Ameritrade by Schwab.

TABLE 17:  REVENUE – Reported1

(millions of dollars)	Canadian dollars			U.S. dollars
	2020	2019	2018	2020	2019	2018
Personal Banking	$6,649	$6,894	$6,140	$4,942	$5,189	$4,769
Business Banking	3,919	3,786	3,527	2,913	2,850	2,740
Wealth	447	496	511	332	373	397

Other[2]	257	615	766	193	464	595
Total	$11,272	$11,791	$10,944	$8,380	$8,876	$8,501

[1]	Excludes equity in net income of an investment in TD Ameritrade.
[2]	Other revenue consists primarily of revenue from investing activities, the TD Ameritrade IDA Agreement and the Schwab IDA Agreement.

BUSINESS HIGHLIGHTS

•	Delivered a focused and unified effort to provide an exceptional Customer Experience during the COVID-19 pandemic:
–	Quickly shifted store network operating model to adhere to physical distancing guidelines to help support the safety of our customers and colleagues;
–	Funded approximately 86,000 PPP loans with a gross carrying value of US$8.2 billion; and
–

Revamped TD Cares, our customer assistance program, providing access to payment deferrals, fee waivers and other forms of assistance to meet the unique financial needs of more than 400,000 customers affected by the COVID-19 pandemic.

•	Rapidly deployed new capabilities including appointment booking, virtual queue, chat bot, and curbside debit card pickup to minimize physical contact to promote customer and colleague safety.
•	Supported our colleagues in the Work From Home environment through numerous assistance programs and enhanced remote access capabilities resulting in improved employee engagement and experience scores.
•	On October 6, 2020, exchanged investment in TD Ameritrade for an investment in Schwab. Refer to “Significant Events” in the “Financial Results Overview” section of this document.
–	Entered into an insured deposit account agreement with Schwab with the initial term of the agreement to expire July 1, 2031.
•	Recognized as one of the Best Places to Work in the 2020 Disability Equality Index (DEI) for a fifth consecutive year.
•	Continued to win the trust of new and existing customers as evidenced by strong volume growth across key businesses:
–	Personal Banking deposit volume growth of 10%;
–	Business Banking deposit volume growth of 26%;
–	Sweep deposits deposit volume growth of 25%;
–	Residential mortgages loan volume growth of 15%; and
–	Record residential mortgage originations and Core Personal Checking Growth.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 20

CHALLENGES IN 2020

•	Contractions in economic growth and employment in the United States and around the world as a result of the COVID-19 pandemic.
•	A dramatic decline in interest rates, including nine successive Fed rate cuts which impacted net interest income and margins.
•	A significant increase in PCL primarily related to the resulting deterioration in the economic outlook.
•	Lower fee income and increased operating costs related to the COVID-19 pandemic.
•	Continuing industry trend of AUM moving from active to passive investment strategies.
•	Increased competition from U.S. banks and non-bank competitors.

INDUSTRY PROFILE

The U.S. personal and business banking industry is highly competitive and includes several very large financial institutions as well as regional banks, small community and savings banks, finance companies, credit unions, and other providers of financial services. The wealth management industry includes national and regional banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. The personal and business banking and wealth management industries also include non-traditional competitors ranging from start-ups to established non-financial companies expanding into financial services.

These industries serve individuals, businesses, and governments. Products include deposits, lending, cash management, financial advice, and asset management. These products may be distributed through a single channel or an array of distribution channels such as physical locations, digital, phone, and ATMs. Certain businesses also serve customers through indirect channels.

Traditional competitors are embracing new technologies and strengthening their focus on the customer experience. Non-traditional competitors have continued to gain momentum and are increasingly collaborating with banks to evolve customer products and experience. The keys to profitability continue to be attracting and retaining customer relationships with legendary service and convenience, offering products and services through an array of distribution channels that meet customers’ evolving needs, making strategic investments while delivering disciplined expense management and managing risk prudently.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Retail is to:

•	Deliver legendary omni-channel service and convenience.
•	Grow and deepen customer relationships.
•	Leverage our differentiated brand as the “human” bank.
•	Innovate with purpose to simplify processes and execute with speed and excellence.
•	Be a premier destination for top talent.
•	Maintain prudent risk management.
•	Actively support the communities where we operate.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 21

TABLE 18: U.S. RETAIL

(millions of dollars, except as noted)
Canadian Dollars	2020	2019	2018
Net interest income	$8,834	$8,951	$8,176

Non-interest income	2,438	2,840	2,768
Total revenue – reported	11,272	11,791	10,944
Provisions for credit losses – impaired[1]	997	936	776

Provisions for credit losses – performing[1]	1,928	146	141
Total provisions for credit losses	2,925	1,082	917
Non-interest expenses – reported	6,579	6,411	6,100
Non-interest expenses – adjusted[2]	6,579	6,411	6,079
Provisions for (recovery of) income taxes – reported	(167)	471	432

Provisions for (recovery of) income taxes – adjusted[2]	(167)	471	437
U.S. Retail Bank net income – reported	1,935	3,827	3,495

U.S. Retail Bank net income – adjusted[2]	1,935	3,827	3,511
Equity in net income of an investment in TD Ameritrade – reported[3,4]	1,091	1,154	693

Equity in net income of an investment in TD Ameritrade – adjusted[3,4,5]	1,091	1,154	865
Net income – reported	3,026	4,981	4,188
Net income – adjusted	$3,026	$4,981	$4,376
U.S. Dollars
Net interest income	$6,561	$6,737	$6,350

Non-interest income	1,819	2,139	2,151
Total revenue – reported	8,380	8,876	8,501
Provision for credit losses – impaired[1]	738	705	605

Provision for credit losses – performing[1]	1,407	109	108
Total provision for credit losses	2,145	814	713
Non-interest expenses – reported	4,887	4,826	4,739
Non-interest expenses – adjusted[2]	4,887	4,826	4,722
Provisions for (recovery of) income taxes – reported	(119)	355	334

Provisions for (recovery of) income taxes – adjusted[2]	(119)	355	338
U.S. Retail Bank net income – reported	1,467	2,881	2,715

U.S. Retail Bank net income – adjusted[2]	1,467	2,881	2,728
Equity in net income of an investment in TD Ameritrade – reported[3,4]	811	869	538

Equity in net income of an investment in TD Ameritrade – adjusted[3,4,5]	811	869	673
Net income – reported	2,278	3,750	3,253
Net income – adjusted	$2,278	$3,750	$3,401
Selected volumes and ratios
Return on common equity – reported[6]	7.7%	12.6%	12.2%
Return on common equity – adjusted[2,5,6]	7.7	12.6	12.8
Net interest margin[7]	2.69	3.31	3.29
Efficiency ratio – reported	58.3	54.4	55.7

Efficiency ratio – adjusted[2]	58.3	54.4	55.5
Assets under administration (billions of U.S. dollars)	$24	$21	$19

Assets under management (billions of U.S. dollars)	39	44	52
Number of U.S. retail stores	1,223	1,241	1,257

Average number of full-time equivalent staff	26,380	26,675	26,594

[1]

PCL – impaired represents Stage 3 PCL under IFRS 9 on financial assets. PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 on financial assets, loan commitments, and financial guarantees.

[2]

Adjusted non-interest expense excludes the following items of note: Charges associated with the Bank’s acquisition of Scottrade Bank in 2018 – $21 million ($16 million after tax) or US$17 million (US$13 million after tax). For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

[3]

The Bank’s share of TD Ameritrade’s earnings is reported with a one-month lag. The same convention is being followed for Schwab, and the Bank will begin recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021. Refer to “Significant Events” in the “Financial Results Overview” section of this document.

[4]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[5]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following item of note: The Bank’s share of charges associated with TD Ameritrade’s acquisition of Scottrade in 2018 – $172 million or US$135 million after tax. For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

[6]

Capital allocated to the business segments was reduced to 9% CET1 Capital effective the second quarter of fiscal 2020 compared with 10.5% in the first quarter of fiscal 2020, 10% in fiscal 2019, and 9% in fiscal 2018.

[7]

Net interest margin excludes the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Retail net income for the year was $3,026 million (US$2,278 million), a decrease of $1,955 million (US$1,472 million), or 39% (39% in U.S. dollars), compared with last year. The ROE for the year was 7.7%, compared with 12.6%, in the prior year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade. Net income for the year from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade were $1,935 million (US$1,467 million) and $1,091 million (US$811 million), respectively.

The contribution from TD Ameritrade of US$811 million decreased US$58 million, or 7%, compared with last year, primarily reflecting reduced trading commissions, lower asset-based revenue, and higher operating expenses, partially offset by higher trading volumes.

U.S. Retail Bank net income for the year was US$1,467 million, a decrease of US$1,414 million, or 49%, compared with last year, primarily reflecting higher PCL and lower revenue, partially offset by lower tax expense.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the year was US$8,380 million, a decrease of US$496 million, or 6%. Net interest income decreased US$176 million, or 3%, as growth in loan and deposit volumes was more than offset by deposit margin compression in the low interest rate environment. Net interest margin was 2.69%, a decrease of 62 bps primarily reflecting lower deposit margins and balance sheet mix. Non-interest income decreased US$320 million, or 15%, reflecting lower deposit and credit card activity as well as higher losses on low income housing tax credit investments.

Average loan volumes increased US$12 billion, or 7%, compared with last year, reflecting growth in personal and business loans of 6% and 8%, respectively, with significant increases in business loans reflecting increased draws on commercial lines of credit and originations under the SBA PPP. Average deposit volumes increased US$53 billion, or 20%, compared with last year, reflecting a 26% increase in business deposit volumes, a 25% increase in sweep deposit volumes, and a 10% increase in personal deposit volumes.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 22

AUA were US$24 billion as at October 31, 2020, an increase of US$3 billion, or 16%, compared with last year, reflecting loan and deposit growth. AUM were US$39 billion as at October 31, 2020, a decrease of US$5 billion, or 11%, reflecting net fund outflows.

PCL for the year was US$2,145 million, an increase of US$1,331 million, compared with last year. PCL – impaired was US$738 million, an increase of US$33 million, or 5%. PCL – performing was US$1,407 million, an increase of US$1,298 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration, and predominantly reflected in the commercial, credit card, and auto lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 1.30%, or an increase of 78 bps.

Non-interest expenses for the year were US$4,887 million, an increase of US$61 million, or 1%, compared with last year, primarily reflecting increases in legal provisions, employee-related expenses, and costs to support customers and employees during the COVID-19 pandemic, partially offset by productivity savings and restructuring charges incurred in the prior year.

Income taxes reflect a recovery of US$119 million, compared to a provision of US$355 million last year, a decrease of US$474 million, primarily reflecting lower pre-tax income and changes to the estimated liability for uncertain tax positions, partially offset by higher provisions related to changes in tax law.

The reported and adjusted efficiency ratios for the year were 58.3%, compared with 54.4%, in the prior year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a full suite of chequing and savings products to retail customers through multiple delivery channels.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail customers.
•

Credit Cards Services – offers TD-branded credit cards for retail and small business franchise customers. TD also offers private label and co-brand credit cards through nationwide, retail partnerships to provide credit card products to their U.S. customers.

•	Auto Finance – offers indirect retail financing through a network of auto dealers, along with floorplan financing to automotive dealerships throughout the U.S.

Business Banking

•	Small Business Banking – offers a range of financial products and services to small businesses.
•	Commercial Banking – serves the needs of U.S. businesses and governments across a wide range of industries.

Wealth

•

Advice-based Business – provides private banking, investment advisory, and trust services to retail and institutional clients. The advice-based business is integrated with the U.S. personal and commercial banking businesses.

•	Asset Management – the U.S. asset management business is comprised of Epoch Investment Partners Inc. and the U.S. arm of TDAM’s investment business.

KEY PRIORITIES FOR 2021

•	Deepen customer engagement through delivering a personalized and connected experience across all channels;
•	Continue to invest in data and technology to better understand and serve our customers;
•	Increase efficiency, innovation, and speed of delivery to unlock colleague experience and deliver better customer outcomes;
•	Grow our market share by deepening customer relationships and expanding into attractive markets;
•	Prudently manage risk and meet regulatory expectations;
•	Continue to make progress on our talent strategy with a focus on diversity and inclusion;
•	Continue to build capabilities to be digitally enabled; and
•	Be a leader in colleague experience and a premier destination for talent.

THE CHARLES SCHWAB CORPORATION AND TD AMERITRADE HOLDING CORPORATION

Refer to Note 12 of the 2020 Consolidated Financial Statements for further information on Schwab and TD Ameritrade.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 23

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Operating under the brand name TD Securities, Wholesale Banking offers a wide range of capital markets and corporate and investment banking services to corporate, government, and institutional clients in key global financial centres.

TABLE 19:  REVENUE1

(millions of Canadian dollars)	2020	2019	2018
Global markets	$3,658	$2,155	$2,433
Corporate and investment banking	1,162	990	996

Other	138	86	88
Total	$4,958	$3,231	$3,517

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

BUSINESS HIGHLIGHTS

•	Delivered record earnings of $1,418 million and an ROE of 16.9%.
•	Record revenue, reflecting the strength of our diversified business mix and client focused franchise in Canada and continued growth in our U.S. dollar business.
•

Provided corporate, government, and institutional clients with critical funding and liquidity support during a period of severe market dislocation, including supplying access to markets when it was most crucial.

•	Established a Sustainable Finance and Corporate Transitions Group within TD Securities to provide clients with advisory services and transition and sustainability-focused financing globally.
•	Notable deals in the year:
–

Acted as Joint Active Bookrunner on Air Canada’s $1.6 billion share offering and private placement of convertible notes, and Joint Active Bookrunner on Brookfield Renewable Partner’s $500 million secondary offering, reinforcing TD Securities’ leadership position in the Canadian market;

–

Continued to strengthen our position in the environmental, social and governance (ESG) space, by participating in over 40 green, social and sustainable bond transactions, including Alphabet’s US$5.8 billion bond (the largest sustainable debt product issued in the market), RioCan’s $350 million green bond (its inaugural green bond transaction), and TD Bank’s US$500 million bond (the first-ever U.S. dollar sustainable bond offering in Secured Overnight Financing Rate Floating-Rate Note format); and

–	Continued to develop Wholesale Banking’s U.S. dollar strategy:
•	Delivering on key mandates for Canadian, U.S., and International clients;
•	Increased our market share in U.S. Investment Grade and High Yield underwriting;
•	Onboarded over 25 new corporate clients and 13 new TD Prime Services clients;
•	Acted as Joint Bookrunner on over 25 asset-backed securities (ABS) transactions;
•	Acted as Bookrunner on Verizon’s inaugural $1.3 billion Maple offering via 10- and 30-year tranches; and
•	Acted as Lead Manager on World Bank’s US$8 billion 5-year global benchmark bond (the largest ever U.S. dollar denominated bond issued by a supranational).
•

Made focused investments supporting the global expansion of Wholesale Banking’s U.S. dollar strategy, including the addition of the Kimberlite Group, LLC advisory team to expand our real estate banking franchise, and the addition of senior leaders in the Health Care, Life Sciences and Sponsor sectors.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 24

•	Maintained top-two dealer status in Canada (for the calendar period ended October 31, 2020)[12]:
–	#2 in equity options block trading;
–	#1 in syndicated loans (on a rolling twelve-month basis);
–	#2 in government debt underwriting; and
–	#2 in corporate debt underwriting.
•	Received recognition for TD Securities’ expertise and execution capabilities in Capital Markets:
–	Recognized as #1 Canadian FX Services Quality and Share Leader in the Greenwich Associates 2020 Canadian FX Services Study;
–

Named “Canada Derivatives House of the Year” for the third year in a row by GlobalCapital, as well as “Most Impressive SSA House in Dollars”, “Most Impressive SSA House in Non-Core Currencies”, and “Most Impressive SSA House for Post-Libor Solutions”; and

–	Received the 2020 Energy Risk Award for “Precious Metals House of the Year” for the second consecutive year.

CHALLENGES IN 2020

•	Higher provision for credit losses as a result of the significant deterioration in the economic outlook and oil prices.
•	Increased market pressure from acceleration of structural changes to traditional order flow trading from electronification and increased competition as clients transitioned to work-from-home.
•	Increase in investments and capital required to meet continued market and regulatory changes.

INDUSTRY PROFILE

The wholesale banking sector is a mature, highly competitive market with competition arising from banks, large global investment firms, and independent niche dealers. Wholesale Banking provides services to corporate, government, and institutional clients. Products include capital markets and corporate and investment banking services. Changing regulatory requirements for wholesale banking businesses continue to impact strategy and returns for the sector. Overall, wholesale banks have continued to shift their focus to client-driven trading revenue and fee income to reduce risk and to preserve capital. Competition is expected to remain intense for transactions with high-quality counterparties, as securities firms focus on prudent risk and capital management. Longer term, wholesale banks that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost and capital management will be well-positioned to achieve attractive returns for shareholders.

OVERALL BUSINESS STRATEGY

Continue to build an integrated North American dealer franchise with global reach.

•	In Canada, we will be the top-ranked investment dealer.
•	In the U.S., we will deliver value and trusted advice in sectors where we have competitive expertise.
•	In Europe and Asia-Pacific, we will leverage our global capabilities to build connected, sustainable franchises.
•	We will continue to grow with and support our TD partners.

Invest in an efficient and agile infrastructure, innovation and data capabilities, and adapt to industry and regulatory changes.

Be an extraordinary and inclusive place to work by attracting, developing, and retaining the best talent.

TABLE 20:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	2020	2019	2018
Net interest income (TEB)	$1,990	$911	$1,150

Non-interest income	2,968	2,320	2,367
Total revenue	4,958	3,231	3,517
Provision for (recovery of) credit losses – impaired[1]	279	20	(8)

Provision for (recovery of) credit losses – performing[1]	229	24	11
Total provision for (recovery of) credit losses	508	44	3
Non-interest expenses	2,518	2,393	2,125

Provision for (recovery of) income taxes (TEB)	514	186	335
Net income	$1,418	$608	$1,054
Selected volumes and ratios
Trading-related revenue (TEB)	$2,940	$1,573	$1,749
Average gross lending portfolio (billions of Canadian dollars)[2]	62.7	49.8	45.5
Return on common equity[3]	16.9%	8.3%	17.7%

Efficiency ratio	50.8	74.1	60.4

Average number of full-time equivalent staff	4,589	4,536	4,187

[1]	PCL – impaired represents Stage 3 PCL on financial assets. PCL – performing represents Stage 1 and Stage 2 PCL on financial assets, loan commitments, and financial guarantees.
[2]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[3]

Capital allocated to the business segment was reduced to 9% CET1 Capital effective the second quarter of fiscal 2020 compared with 10.5% in the first quarter of fiscal 2020, 10% in fiscal 2019, and 9% in fiscal 2018.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was a record $1,418 million, an increase of $810 million, compared with the prior year reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses.

Revenue for the year was $4,958 million, an increase of $1,727 million, or 53%, compared with the prior year reflecting higher trading-related revenue, higher underwriting fees, and higher loan fees.

PCL for the year was $508 million, an increase of $464 million compared to the prior year. PCL – impaired was $279 million reflecting credit migration largely in the oil and gas sector. PCL – performing was $229 million, primarily related to a significant deterioration in the economic outlook, including the impact of credit migration.

Non-interest expenses were $2,518 million, an increase of $125 million, or 5%, compared with the prior year. The increase reflects higher variable compensation, higher volume related expenses, and the impact of foreign exchange translation.

[12]

Rankings reflect TD Securities’ position among Canadian peers in Canadian product markets. Equity options block trading: block trades by number of contracts on the Montreal Stock Exchange, Source: Montreal Exchange. Syndicated loans: deal volume awarded equally between the Bookrunners, Source: Bloomberg. Government and corporate debt underwriting: excludes self-led domestic bank deals and credit card deals, bonus credit to lead, Source: Bloomberg.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 25

LINES OF BUSINESS

•	Global Markets includes sales, trading and research, debt and equity underwriting, client securitization, trade finance, cash management, prime brokerage, and trade execution services[13].
•	Corporate and Investment Banking includes corporate lending and syndications, debt and equity underwriting, and advisory services[13].
•	Other includes the investment portfolio and other accounting adjustments.

KEY PRIORITIES FOR 2021

•	Attain top market share in our Canadian franchise.
•	Grow our U.S. dollar business in sectors where we are competitively positioned, adding new clients and deepening our relationship value by maturing our product and advice offerings.
•	Leverage our North American franchise and global capabilities to grow our Europe and Asia-Pacific businesses.
•	Increase wallet share with sponsor, institutional, prime services and government clients globally.
•	Continue to develop ESG expertise and become a leader in the space as we support clients on their transition to a low-carbon economy.
•	Drive innovation and build data and analytical capabilities to improve end-to-end process efficiency and enhance client value.
•	Continue to lower our cost structure to reflect reduced margins and volumes in parts of our business and create capacity for additional investments.
•	Maintain our focus on managing risk, capital, balance sheet, and liquidity.
•	Continue to be an extraordinary place to work with a focus on inclusion and diversity.

BUSINESS SEGMENT ANALYSIS

Corporate

Corporate segment is comprised of a number of service and control groups. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments.

TABLE 21:  CORPORATE

(millions of Canadian dollars)	2020	2019	2018
Net income (loss) – reported	$1,425	$(766)	$(1,091)
Adjustments for items of note[1]
Amortization of intangibles before income taxes	262	307	324
Net gain on sale of the investment in TD Ameritrade	(1,421)	–	–
Impact of U.S. tax reform	–	–	48

Less: impact of income taxes	866	48	(289)
Net income (loss) – adjusted	$(600)	$(507)	$(430)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(833)	$(715)	$(822)
Other	233	190	320

Non-controlling interests	–	18	72
Net income (loss) – adjusted	$(600)	$(507)	$(430)
Selected volumes

Average number of full-time equivalent staff	17,757	16,884	15,042

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

Corporate segment includes expenses related to a number of service and control functions, the impact of treasury and balance sheet management activities, certain tax items at an enterprise level, and intercompany adjustments such as elimination of TEB and the retailer program partners’ share relating to the U.S. strategic cards portfolio.

Corporate segment reported net income for the year was $1,425 million, compared with a reported net loss of $766 million last year. The year-over-year increase was primarily attributable to a net gain on sale of the Bank’s investment in TD Ameritrade of $1,421 million ($2,250 million after-tax), as well as a higher contribution from other items, partially offset by higher net corporate expenses in the current year and a contribution from non-controlling interests in the prior year. Other items increased reflecting the impact of legal provisions and the negative impact of tax items in the prior year, partially offset by lower contribution from treasury and balance sheet management activities. Net corporate expenses increased primarily reflecting the impact of corporate real estate optimization costs of $163 million in the current year, partially offset by restructuring charges of $51 million in the prior year. The adjusted net loss for the year was $600 million, compared with an adjusted net loss of $507 million last year.

FOCUS FOR 2021

In 2021, service and control groups within the Corporate segment will continue supporting our Business segments, executing enterprise and regulatory initiatives, and managing the Bank’s balance sheet and funding activities. We will continue to proactively address the complexities and challenges from the operating environment as well as changing demands and expectations of our customers, communities, colleagues, governments and regulators. We will maintain our focus on the design, development, and implementation of processes, systems, technologies, enterprise and regulatory controls and initiatives to enable the Bank’s businesses to operate efficiently and effectively and to be in compliance with all applicable regulatory requirements.

[13]	Revenue is shared between Global Markets and Corporate and Investment Banking lines of business in accordance with an established agreement.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 26

2019 FINANCIAL RESULTS OVERVIEW

Summary of 2019 Performance

TABLE 22:  REVIEW OF 2019 FINANCIAL PERFORMANCE

(millions of Canadian dollars)	Canadian Retail	U.S. Retail	Wholesale Banking	Corporate	Total
Net interest income	$12,349	$8,951	$911	$1,720	$23,931

Non-interest income	11,877	2,840	2,320	97	17,134

Total revenue	24,226	11,791	3,231	1,817	41,065
Provision for (recovery of) credit losses – impaired	1,126	936	20	548	2,630

Provision for (recovery of) credit losses – performing	180	146	24	49	399
Total provision for (recovery of) credit losses	1,306	1,082	44	597	3,029
Insurance claims and related expenses	2,787	–	–	–	2,787

Non-interest expenses	10,735	6,411	2,393	2,481	22,020

Net income (loss) before provision for income taxes	9,398	4,298	794	(1,261)	13,229
Provision for (recovery of) income taxes	2,535	471	186	(457)	2,735

Equity in net income of an investment in TD Ameritrade	–	1,154	–	38	1,192
Net income (loss) – reported	6,863	4,981	608	(766)	11,686

Adjustments for items of note, net of income taxes	558	–	–	259	817
Net income (loss) – adjusted	$7,421	$4,981	$608	$(507)	$12,503

NET INCOME

Reported net income for the year was $11,686 million, an increase of $352 million, or 3%, compared with the prior year. The increase reflects higher revenue, a higher contribution from TD Ameritrade, and the impact from U.S. tax reform in the prior year, partially offset by higher non-interest expenses, including charges related to the agreement with Air Canada, higher provisions for credit losses (PCL), and higher insurance claims. Adjusted net income for the year was $12,503 million, an increase of $320 million, or 3%, compared with the prior year.

Reported diluted EPS for the year was $6.25, an increase of 4%, compared with $6.01 in the prior year. Adjusted diluted EPS for the year was $6.69, a 3% increase, compared with $6.47 in the prior year.

Reported revenue was $41,065 million, an increase of $2,173 million, or 6%, compared with the prior year. Adjusted revenue was $41,065 million, an increase of $2,084 million, or 5%, compared with the prior year.

NET INTEREST INCOME

Net interest income for the year was $23,931 million, an increase of $1,692 million, or 8%, compared with the prior year. The increase reflects loan and deposit volume growth and higher margins in the Canadian and U.S. Retail segments, and the impact of foreign currency translation, partially offset by lower revenue in Wholesale Banking reflecting challenging market conditions in the first quarter of the year.

By segment, the increase in reported net interest income was due to an increase in U.S. Retail of $775 million, an increase in Canadian Retail of $773 million, and an increase in the Corporate segment of $383 million, partially offset by a decrease in Wholesale Banking of $239 million.

NON-INTEREST INCOME

Reported non-interest income for the year was $17,134 million, an increase of $481 million, or 3%, compared with the prior year. The increase reflects higher fee-based revenue in the wealth and banking businesses, higher revenue from the insurance business including changes in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims, and the impact of foreign currency translation. The increase is partially offset by lower revenue from treasury and balance sheet management activities in the Corporate segment, and lower revenue in Wholesale Banking.

By segment, the increase in reported non-interest income was due to an increase in Canadian Retail of $740 million, and an increase in U.S. Retail of $72 million, partially offset by a decrease in Corporate of $284 million, and a decrease in Wholesale Banking of $47 million.

PROVISION FOR CREDIT LOSSES

PCL for the year was $3,029 million, an increase of $549 million, or 22%, compared with the same period in the prior year. PCL – impaired was $2,630 million, an increase of $464 million, or 21%, reflecting higher provisions in the consumer and commercial lending portfolios and volume growth. PCL – performing was $399 million, an increase of $85 million, or 27%, reflecting credit migration in the Canadian Retail and Wholesale Banking segments, and volume growth, partially offset by lower provisions in the U.S. strategic cards portfolio. Total PCL as a percentage of credit volume was 0.45%.

By segment, the increase in PCL was due to an increase in Canadian Retail of $308 million, an increase in U.S. Retail of $165 million, an increase in Wholesale Banking of $41 million, and an increase in the Corporate segment of $35 million.

INSURANCE CLAIMS AND RELATED EXPENSES

Insurance claims and related expenses were $2,787 million, an increase of $343 million, or 14%, compared with the prior year. The increase reflects changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, higher current year claims reflecting business growth, and less favourable prior years’ claims development, partially offset by fewer severe weather-related events.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $22,020 million, which included $154 million of restructuring charges. Non-interest expenses increased $1,825 million, or 9%, compared with the prior year, primarily reflecting charges related to the agreement with Air Canada and the acquisition of Greystone, higher employee-related costs, additional employees supporting business growth, investments in strategic initiatives, volume growth, restructuring charges, and the impact of foreign currency translation, partially offset by productivity savings. Adjusted non-interest expenses for the year were $21,085 million, an increase of $1,142 million, or 6%, compared with the prior year.

By segment, the increase in non-interest expenses was due to an increase in Canadian Retail of $1,262 million, an increase in U.S. Retail of $311 million, an increase in Wholesale Banking of $268 million, partially offset by a decrease in the Corporate segment of $16 million.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 27

PROVISION FOR INCOME TAXES

Reported total income and other taxes decreased by $181 million, or 3.9%, compared with the prior year, reflecting a decrease in income tax expense of $447 million, or 14.0%, and an increase in other taxes of $266 million, or 18.9%. Adjusted total income and other taxes were up $317 million from the prior year, or 7.4%, reflecting an increase in income tax expense of $51 million.

The Bank’s reported effective tax rate was 20.7% for 2019, compared with 23.1% in the prior year. The year-over-year decrease largely reflected the impact of U.S. tax reform in 2018, partially offset by business mix. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2019 Consolidated Financial Statements.

The Bank’s adjusted effective income tax rate for 2019 was 20.8%, compared with 20.5% in the prior year. The year-over-year increase largely reflected business mix.

The Bank reported its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $389 million in 2019, compared with $206 million in the prior year, was not part of the Bank’s effective tax rate.

BALANCE SHEET

Total assets were $1,415 billion as at October 31, 2019, an increase of $80 billion, or 6%, from October 31, 2018. The increase reflects securities purchased under reverse repurchase agreements of $39 billion, loans, net of allowance for loan losses of $38 billion, debt securities at amortized cost (DSAC), net of allowance for credit losses of $23 billion, trading loans, securities, and other of $18 billion, and non-trading financial assets at FVTPL of $2 billion. The increase was partially offset by decreases in financial assets at fair value through other comprehensive income (FVOCI) of $19 billion, derivatives of $8 billion, cash and interest-bearing deposits with banks of $5 billion, and other assets of $8 billion.

Total liabilities were $1,328 billion as at October 31, 2019, an increase of $72 billion, or 6%, from October 31, 2018. The increase reflects financial liabilities designated at FVTPL of $105 billion, deposits of $35 billion, obligations related to securities sold under repurchase agreements of $32 billion, derivatives of $2 billion, and subordinated notes and debentures of $2 billion. The increase was partially offset by decreases in trading deposits of $88 billion, and other liabilities of $16 billion.

Equity was $88 billion as at October 31, 2019, an increase of $8 billion, or 10%, from October 31, 2018. The increase reflects other comprehensive income from gains on cash flow hedges, retained earnings, the issuance of Non-Cumulative 5-year Rate Reset Preferred Shares, Series 22 and 24, and the issuance of common shares due to the acquisition of Greystone, partially offset by the redemption of the TD Capital Trust III securities.

2019 FINANCIAL RESULTS OVERVIEW

2019 Financial Performance by Business Line

Canadian Retail reported net income for the year was $6,863 million, a decrease of $320 million, or 4%, compared with the prior year. The decrease in earnings reflects charges related to the agreement with Air Canada and the acquisition of Greystone, higher non-interest expenses, insurance claims, and PCL, partially offset by revenue growth. On an adjusted basis, net income for the year was $7,421 million, an increase of $238 million, or 3%. The reported and adjusted annualized ROE for the year was 38.6% and 41.7%, compared with 47.8% the prior year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the year was $24,226 million, an increase of $1,513 million, or 7%, compared with the prior year.

Net interest income increased $773 million, or 7%, reflecting volume growth and higher margins. Average loan volumes increased $21 billion, or 5%, reflecting 5% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $11 billion, or 3%, reflecting 4% growth in personal deposits and 2% growth in business deposits. Net interest margin was 2.96%, or an increase of 5 bps, reflecting higher interest rates, partially offset by competitive pricing in loans.

Non-interest income increased $740 million, or 7%, reflecting higher revenue from the insurance business, the acquisition of Greystone, higher asset levels in the wealth management business, and higher fee-based revenue in the banking businesses. An increase in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims, increased non-interest income by $171 million.

AUA were $422 billion as at October 31, 2019, an increase of $33 billion, or 8%, compared with the prior year, reflecting new asset growth and increases in market value. AUM were $353 billion as at October 31, 2019, an increase of $64 billion, or 22%, compared with the prior year, reflecting the acquisition of Greystone and increases in market value.

PCL for the year was $1,306 million, an increase of $308 million, compared with the prior year. PCL – impaired was $1,126 million, an increase of $199 million, or 21%, reflecting low prior period provisions in the commercial portfolio, higher losses in the other personal and auto portfolios, and volume growth across all portfolios. PCL – performing was $180 million, an increase of $109 million, reflecting credit migration in the consumer lending and commercial portfolios and volume growth. Annualized PCL as a percentage of credit volume was 0.31%, an increase of 6 bps.

Insurance claims and related expenses were $2,787 million, an increase of $343 million, or 14%, compared with the prior year. The increase reflects changes in the fair value of investments supporting claims liabilities, higher current year claims reflecting business growth and less favourable prior years’ claims development, partially offset by fewer severe weather-related events.

Reported non-interest expenses for the year were $10,735 million, an increase of $1,262 million, or 13%, compared with the prior year. The increase reflects charges related to the agreement with Air Canada and the acquisition of Greystone, higher spend supporting business growth including employee-related expenses, and investment in strategic initiatives, partially offset by higher restructuring and promotion costs the prior year. On an adjusted basis, non-interest expenses were $10,011 million, an increase of $538 million, or 6%.

The reported and adjusted efficiency ratio for the year was 44.3% and 41.3%, respectively, compared with 41.7% the prior year.

U.S. Retail reported net income for the year was $4,981 million (US$3,750 million), an increase of $793 million (US$497 million), or 19% (15% in U.S. dollars), compared with the prior year. On an adjusted basis, net income for the year increased $605 million (US$349 million), or 14% (10% in U.S. dollars). The reported and adjusted ROE for the year was 12.6%, compared with 12.2%, and 12.8%, respectively, in the prior year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade. Net income for the year from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade were $3,827 million (US$2,881 million) and $1,154 million (US$869 million), respectively.

The reported contribution from TD Ameritrade of US$869 million increased US$331 million, or 62%, compared with the prior year, primarily reflects higher asset-based revenue and charges associated with the Scottrade transaction in the prior year. On an adjusted basis, the contribution from TD Ameritrade increased US$196 million, or 29%.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 28

U.S. Retail Bank reported net income for the year was US$2,881 million, an increase of US$166 million, or 6%, compared with the prior year, primarily reflects higher revenue, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income increased US$153 million, or 6%.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the year was US$8,876 million, an increase of US$375 million, or 4%, compared with the prior year. Net interest income increased US$387 million, or 6%, reflecting growth in loan and deposit volumes as well as higher deposit margins. Net interest margin was 3.31%, a 2 bps increase primarily reflects higher deposit margins, partially offset by balance sheet mix. Non-interest income decreased US$12 million, or 1%, as lower wealth management fees and investment income were partially offset by growth in personal banking fees.

Average loan volumes increased US$8 billion, or 5%, compared with the prior year, reflecting growth in personal and business loans of 4% and 6%, respectively. Average deposit volumes increased US$4 billion, or 2%, compared with the prior year, reflecting growth in personal and business deposit volumes of 4% and 5%, respectively, partially offset by a 3% decrease in sweep deposit volume from TD Ameritrade.

AUA were US$21 billion as at October 31, 2019, relatively flat compared with the prior year. AUM were US$44 billion as at October 31, 2019, a decrease of US$8 billion, or 16%, reflecting net fund outflows including the impact of the strategic disposition of U.S. money market funds in the first quarter of this year.

PCL for the year was US$814 million, an increase of US$101 million, or 14%, compared with the prior year. PCL – impaired was US$705 million, an increase of US$100 million, or 17%, primarily reflecting higher provisions for commercial and auto portfolios. PCL – performing was US$109 million, an increase of US$1 million, or 1%. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.52%, or an increase of 4 bps.

Reported non-interest expenses for the year were US$4,826 million, which included US$52 million of restructuring charges. Non-interest expense increased US$87 million, or 2%, compared with the prior year, primarily reflecting higher investments in business initiatives and volume growth, higher employee-related costs, and restructuring charges, partially offset by productivity savings, the elimination of the Federal Deposit Insurance Corporation (FDIC) deposit insurance surcharge, and recovery of a legal provision. On an adjusted basis, non-interest expenses for the year increased US$104 million, or 2%.

The reported and adjusted efficiency ratios for the year were 54.4%, compared with 55.7% and 55.5%, respectively, in the prior year.

Wholesale Banking net income for the year was $608 million, a decrease of $446 million, or 42%, compared with the prior year reflecting lower revenue, higher non-interest expenses, and higher PCL.

Revenue for the year was $3,231 million, a decrease of $286 million, or 8%, compared with the prior year reflecting challenging market conditions in the first quarter of the year and derivative valuation charges of $96 million in the fourth quarter of the year.

PCL for the year was $44 million, compared to $3 million in the prior year. PCL – impaired was $20 million reflecting credit migration. PCL – performing was $24 million reflecting credit migration.

Non-interest expenses were $2,393 million, an increase of $268 million, or 13%, compared with the prior year. The increase reflects restructuring charges of $23 million, a favourable revaluation of certain liabilities for post-retirement benefits recognized in the prior year, continued investments supporting the global expansion of Wholesale Banking’s U.S. dollar strategy, higher initiative spend, and the impact of foreign exchange translation, partially offset by lower variable compensation.

Corporate segment reported net loss for the year was $766 million, compared with a reported net loss of $1,091 million the prior year. The year-over-year decrease in reported net loss was attributable to the impact from U.S. tax reform the prior year and lower net corporate expenses in the current year, partially offset by lower contribution from other items and non-controlling interests. Other items decreased reflecting lower revenue from treasury and balance sheet management activities and the impact of legal provisions in the current year. Net corporate expenses decreased primarily reflecting lower net pension expenses in the current year, partially offset by restructuring charges of $51 million. The adjusted net loss for the year was $507 million, compared with an adjusted net loss of $430 million the prior year.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 29

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

Total assets were $1,716 billion as at October 31, 2020, an increase of $301 billion, or 21%, compared with October 31, 2019.

TABLE 23:  CONDENSED CONSOLIDATED BALANCE SHEET ITEMS1

(millions of Canadian dollars)		As at
	October 31, 2020	October 31, 2019
Assets
Cash and Interest-bearing deposits with banks	$170,594	$30,446
Trading loans, securities, and other	148,318	146,000
Non-trading financial assets at fair value through profit or loss	8,548	6,503
Derivatives	54,242	48,894
Financial assets designated at fair value through profit or loss	4,739	4,040
Financial assets at fair value through other comprehensive income	103,285	111,104
Debt securities at amortized cost, net of allowance for credit losses	227,679	130,497
Securities purchased under reverse repurchase agreements	169,162	165,935
Loans, net of allowance for loan losses	717,523	684,608
Investment in Schwab and TD Ameritrade	12,174	9,316

Other	99,601	77,947
Total assets	$1,715,865	$1,415,290
Liabilities
Trading deposits	$19,177	$26,885
Derivatives	53,203	50,051
Financial liabilities designated at fair value through profit or loss	59,665	105,131
Deposits	1,135,333	886,977
Obligations related to securities sold under repurchase agreements	188,876	125,856
Subordinated notes and debentures	11,477	10,725

Other	152,635	121,964

Total liabilities	1,620,366	1,327,589

Total equity	95,499	87,701
Total liabilities and equity	$1,715,865	$1,415,290
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

Total assets were $1,716 billion as at October 31, 2020, an increase of $301 billion, or 21%, from October 31, 2019. The increase reflects cash and interest-bearing deposits with banks of $140 billion, DSAC, net of allowance for credit losses, of $97 billion, loans, net of allowances for loan losses of $33 billion, derivatives of $5 billion, securities purchased under reverse repurchase agreements of $3 billion, investment in Schwab and TD Ameritrade of $3 billion, non-trading financial assets at FVTPL of $2 billion, trading loans, securities, and other of $2 billion, financial assets designated at FVTPL of $1 billion, and other assets of $23 billion. The increase was partially offset by a decrease in financial assets at FVOCI of $8 billion. The change in the U.S. dollar from the prior fiscal year end increased assets by $7 billion, or approximately 1%.

Cash and interest-bearing deposits with banks increased $140 billion reflecting growth in customer deposits.

Trading loans, securities, and other increased $2 billion reflecting an increase in government issued securities, partly offset by a decrease in equity positions.

Non-trading financial assets at fair value through profit or loss increased $2 billion reflecting new investments.

Derivatives increased $5 billion reflecting higher mark-to-market values on interest rate swaps.

Financial assets designated at fair value through profit or loss increased $1 billion reflecting new investments.

Financial assets at fair value through other comprehensive income decreased $8 billion reflecting maturities and principal repayments, partially offset by new investments.

Debt securities at amortized cost, net of allowance for credit losses increased $97 billion reflecting new investments, partially offset by maturities.

Securities purchased under reverse repurchase agreements increased $3 billion reflecting an increase in volume.

Loans, net of allowance for loan losses increased $33 billion reflecting growth in business and government loans, residential mortgages and the impact of foreign exchange translation, partially offset by a reduction in credit card loans.

Investment in Schwab and TD Ameritrade increased $3 billion primarily reflecting the revaluation gain on sale of the Bank’s investment in TD Ameritrade.

Other assets increased $23 billion reflecting amounts receivable from brokers, dealers, and clients, and the impact of ROU assets recorded upon adoption of IFRS 16.

Total liabilities were $1,620 billion as at October 31, 2020, an increase of $293 billion, or 22%, from October 31, 2019. The increase reflects deposits of $248 billion, obligations related to securities sold under repurchase agreements of $63 billion, derivatives of $3 billion, subordinated notes and debentures of $1 billion, and other liabilities of $31 billion. The increase was partially offset by a decrease in financial liabilities designated at FVTPL of $45 billion and trading deposits of $8 billion. The change in the U.S. dollar from the prior fiscal year end increased liabilities by $8 billion, or approximately 1%.

Trading deposits decreased $8 billion reflecting maturities.

Derivatives increased $3 billion reflecting higher mark-to-market values on interest rate swaps.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 30

Financial liabilities designated at fair value through profit or loss decreased $45 billion reflecting maturities.

Deposits increased $248 billion reflecting growth in personal deposits, business and government deposits, and the impact of foreign exchange translation.

Obligations related to securities sold under repurchase agreements increased $63 billion reflecting participation in Bank of Canada liquidity and funding programs, and an increase in volumes.

Subordinated notes and debentures increased $1 billion reflecting new issuances, partially offset by maturities.

Other liabilities increased $31 billion reflecting amounts payable to brokers, dealers, and clients, the impact of lease liabilities recorded upon adoption of IFRS 16, and obligations related to securities sold short.

Equity was $96 billion as at October 31, 2020, an increase of $8 billion, or 9%, from October 31, 2019. The increase reflects growth in retained earnings, higher AOCI reflecting gains on derivatives designated as cash flow hedges, and the issuance of common shares.

GROUP FINANCIAL CONDITION

Credit Portfolio Quality

AT A GLANCE OVERVIEW

•	Loans and acceptances net of allowance for loan losses were $735 billion, an increase of $35 billion compared with last year.
•	Impaired loans net of Stage 3 allowances were $2,323 million, an increase of $25 million compared with last year.
•	Provision for credit losses was $7,242 million, compared with $3,029 million last year.
•	Total allowance for credit losses including off-balance sheet positions increased by $4,348 million to $9,384 million.

LOAN PORTFOLIO

The Bank increased its credit portfolio net of allowance for loan losses by $35 billion, or 5%, from the prior year, largely reflects to volume growth in the business and government and residential mortgage portfolios.

While the majority of the credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 31 of the 2020 Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The Bank’s loan portfolio continued to be concentrated in Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit card loans, representing 63% of total loans net of Stage 3 allowances, down 1% from 2019. During the year, these portfolios increased by $18 billion, or 4%, and totalled $469 billion at year end. Residential mortgages represented 34% of total loans net of Stage 3 allowances in 2020, up 1% from 2019. Consumer instalment and other personal loans, and credit card loans were 29% of total loans net of Stage 3 allowances in 2020, down 2% from 2019.

The Bank’s business and government credit exposure was 37% of total loans net of Stage 3 allowances, up 1% from 2019. The largest business and government sector concentrations in Canada were the Real estate and Financial sectors, which comprised 6% and 2% of net loans, respectively. Real estate, Health and social services, and Government, public sector entities and education, were the largest U.S. sector concentrations in 2020 representing 5%, 2%, and 2% of net loans, respectively.

Geographically, the credit portfolio remained concentrated in Canada. In 2020, the percentage of loans net of Stage 3 allowances held in Canada was 65%, down 1% from 2019. The largest Canadian regional exposure was in Ontario, which represented 38% of total loans net of Stage 3 allowances for 2020, compared with 39% in the prior year.

The remaining credit portfolio was predominantly in the U.S., which represented 34% of loans net of Stage 3 allowances, up 1% from 2019. Exposures to ACI loans, and other geographic regions were relatively small. The largest U.S. regional exposures were in New York, New England, and New Jersey which represented 6%, 6%, and 5% of total loans net of Stage 3 allowances, respectively, consistent with 2019.

Under IFRS 9, the Bank calculates allowances for expected credit losses (ECLs) on DSAC and FVOCI. The Bank has $325,865 million in such debt securities of which $325,865 million are performing securities (Stage 1 and 2) and none are impaired. The allowance for credit losses on debt securities at amortized cost and debt securities at FVOCI was $2 million and $5 million, respectively.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 31

TABLE 24:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR1,2,3

(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31 2020	October 31 2019	October 31 2018	October 31 2020	October 31 2019	October 31 2018
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans	Net loans
Canada
Residential mortgages	$213,239	$43	$213,196	$200,925	$193,810	28.7%	28.5%	28.9%
Consumer instalment and other personal
HELOC	94,838	24	94,814	91,040	86,147	12.8	12.9	12.9
Indirect Auto	27,350	39	27,311	25,644	24,170	3.7	3.6	3.6
Other	18,277	38	18,239	18,410	18,536	2.4	2.6	2.8

Credit card	15,552	73	15,479	18,358	17,971	2.1	2.6	2.7

Total personal	369,256	217	369,039	354,377	340,634	49.7	50.2	50.9
Real estate
Residential	22,698	1	22,697	19,795	18,330	3.1	2.8	2.7

Non-residential	17,514	1	17,513	15,827	13,539	2.4	2.2	2.0

Total real estate	40,212	2	40,210	35,622	31,869	5.5	5.0	4.7
Agriculture	8,657	5	8,652	8,126	7,459	1.2	1.2	1.1
Automotive	5,176	10	5,166	6,590	6,633	0.7	0.9	1.0
Financial	14,012	–	14,012	16,633	14,693	1.8	2.5	2.1
Food, beverage, and tobacco	2,283	1	2,282	2,424	2,305	0.3	0.3	0.3
Forestry	529	–	529	657	544	0.1	0.1	0.1
Government, public sector entities, and education	3,564	–	3,564	3,358	3,397	0.5	0.5	0.5
Health and social services	7,754	9	7,745	7,134	6,664	1.0	1.0	1.0
Industrial construction and trade contractors	3,550	62	3,488	3,478	3,134	0.5	0.5	0.5
Metals and mining	1,527	13	1,514	1,668	1,684	0.2	0.2	0.3
Pipelines, oil, and gas	4,963	30	4,933	4,641	3,882	0.7	0.7	0.6
Power and utilities	1,856	–	1,856	1,961	2,704	0.2	0.3	0.4
Professional and other services	5,305	6	5,299	4,674	4,470	0.7	0.7	0.7
Retail sector	3,518	66	3,452	3,592	3,200	0.5	0.5	0.5
Sundry manufacturing and wholesale	2,310	14	2,296	2,685	2,806	0.3	0.4	0.4
Telecommunications, cable, and media	3,026	30	2,996	2,852	3,044	0.4	0.4	0.5
Transportation	2,618	13	2,605	2,209	1,708	0.4	0.3	0.3

Other	4,612	6	4,606	4,156	4,227	0.6	0.6	0.6

Total business and government	115,472	267	115,205	112,460	104,423	15.6	16.1	15.6

Total Canada	484,728	484	484,244	466,837	445,057	65.3	66.3	66.5
United States
Residential mortgages	38,832	24	38,808	34,475	31,099	5.2	4.9	4.7
Consumer instalment and other personal
HELOC	10,937	44	10,893	11,489	12,275	1.5	1.6	1.8
Indirect Auto	33,087	39	33,048	32,428	29,845	4.4	4.6	4.5
Other	943	2	941	1,113	876	0.1	0.2	0.1

Credit card	16,777	131	16,646	17,877	16,700	2.3	2.6	2.5

Total personal	100,576	240	100,336	97,382	90,795	13.5	13.9	13.6
Real estate
Residential	10,200	5	10,195	8,875	8,073	1.3	1.3	1.2

Non-residential	25,229	12	25,217	24,249	22,514	3.3	3.4	3.4

Total real estate	35,429	17	35,412	33,124	30,587	4.6	4.7	4.6
Agriculture	899	–	899	736	705	0.1	0.1	0.1
Automotive	6,580	–	6,580	6,809	6,035	0.9	1.0	0.9
Financial	13,062	–	13,062	7,215	10,086	1.8	1.0	1.5
Food, beverage, and tobacco	3,463	2	3,461	3,705	3,435	0.5	0.5	0.5
Forestry	517	–	517	699	637	0.1	0.1	0.1
Government, public sector entities, and education	14,726	1	14,725	12,597	12,572	2.0	1.8	1.9
Health and social services	16,041	2	16,039	13,175	12,422	2.2	2.0	1.9
Industrial construction and trade contractors	3,613	2	3,611	2,234	2,094	0.5	0.3	0.3
Metals and mining	1,897	6	1,891	1,887	1,922	0.3	0.3	0.3
Pipelines, oil, and gas	4,553	51	4,502	4,554	2,681	0.6	0.6	0.4
Power and utilities	2,998	3	2,995	3,052	3,010	0.4	0.4	0.4
Professional and other services	14,315	7	14,308	11,723	10,920	1.9	1.7	1.6
Retail sector	7,622	6	7,616	5,866	5,374	1.0	0.8	0.8
Sundry manufacturing and wholesale	7,928	2	7,926	8,887	7,824	1.1	1.3	1.2
Telecommunications, cable, and media	3,708	1	3,707	4,755	4,897	0.5	0.7	0.7
Transportation	8,961	5	8,956	10,164	10,127	1.2	1.4	1.5

Other	2,189	5	2,184	2,432	2,152	0.3	0.3	0.3

Total business and government	148,501	110	148,391	133,614	127,480	20.0	19.0	19.0

Total United States	249,077	350	248,727	230,996	218,275	33.5	32.9	32.6
International
Personal	12	–	12	12	14	–	–	–

Business and government	9,206	–	9,206	5,781	5,469	1.2	0.8	0.8

Total international	9,218	–	9,218	5,793	5,483	1.2	0.8	0.8

Total excluding other loans	743,023	834	742,189	703,626	668,815	100.0	100.0	99.9
Other loans

Acquired credit-impaired loans[4]	232	10	222	301	435	–	–	0.1

Total other loans	232	10	222	301	435	–	–	0.1
Total	$743,255	$844	$742,411	$703,927	$669,250	100.0%	100.0%	100.0%
Stage 1 and Stage 2 allowance for loan losses – performing

Personal, business and government[5]			7,446	3,701	2,845
Total, net of allowance[5]			$734,965	$700,226	$666,405
Percentage change over previous year – loans and acceptances, net of Stage 3 allowance for loan losses (impaired)			5.5%	5.2%	5.8%

Percentage change over previous year – loans and acceptances, net of allowance			5.0	5.1	5.8

[1]	Certain comparatives have been recast to conform with the presentation adopted in the current period.
[2]	Primarily based on the geographic location of the customer’s address.
[3]	Includes loans that are measured at FVOCI.
[4]	Includes all FDIC covered loans and other ACI loans.
[5]	In the fourth quarter of 2019, the Bank revised its allocation methodology for the reporting of Allowance for Credit Losses for off-balance sheet instruments for certain retail portfolios.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 32

TABLE 25:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY1,2,3

(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31 2020	October 31 2019	October 31 2018	October 31 2020	October 31 2019	October 31 2018
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans	Net loans
Canada
Atlantic provinces	$12,779	$12	$12,767	$12,722	$12,366	1.7%	1.8%	1.9%
British Columbia[4]	70,279	34	70,245	67,415	64,147	9.5	9.6	9.6
Ontario[4]	279,697	342	279,355	271,220	256,764	37.6	38.5	38.3
Prairies[4]	81,275	72	81,203	75,932	75,084	10.9	10.8	11.2

Québec	40,698	24	40,674	39,548	36,696	5.6	5.6	5.5
Total Canada	484,728	484	484,244	466,837	445,057	65.3	66.3	66.5
United States
Carolinas (North and South)	13,496	13	13,483	12,711	11,537	1.8	1.8	1.7
Florida	20,340	26	20,314	18,181	17,595	2.7	2.6	2.6
New England[5]	42,506	41	42,465	42,508	41,557	5.7	6.0	6.2
New Jersey	35,453	28	35,425	31,504	33,415	4.8	4.5	5.0
New York	46,201	47	46,154	40,382	36,707	6.2	5.7	5.5
Pennsylvania	15,285	18	15,267	12,999	11,884	2.1	1.9	1.8

Other	75,796	177	75,619	72,711	65,580	10.2	10.4	9.8

Total United States	249,077	350	248,727	230,996	218,275	33.5	32.9	32.6
International
Europe	3,229	–	3,229	2,634	2,553	0.4	0.4	0.4

Other	5,989	–	5,989	3,159	2,930	0.8	0.4	0.4

Total international	9,218	–	9,218	5,793	5,483	1.2	0.8	0.8
Total excluding other loans	743,023	834	742,189	703,626	668,815	100.0	100.0	99.9
Other loans	232	10	222	301	435	–	–	0.1
Total	$743,255	$844	$742,411	$703,927	$669,250	100.0%	100.0%	100.0%
Stage 1 and Stage 2 allowances[6]			7,446	3,701	2,845
Total, net of allowance[6]			$734,965	$700,226	$666,405

Percentage change over previous year – loans and acceptances, net of Stage 3 allowances for loan losses (impaired)			2020	2019	2018
Canada			3.7%	4.9%	7.6%
United States			7.7	5.8	3.4
International			59.1	5.7	22.1
Other loans			(26.3)	(30.8)	(88.3)
Total			5.0%	5.1%	5.8%

[1]	Certain comparatives have been recast to conform with the presentation adopted in the current period.
[2]	Primarily based on the geographic location of the customer’s address.
[3]	Includes loans that are measured at FVOCI.
[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[5]	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
[6]	In the fourth quarter of 2019, the Bank revised its allocation methodology for the reporting of Allowance for Credit Losses for off-balance sheet instruments for certain retail portfolios.

REAL ESTATE SECURED LENDING

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 26:  CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total real estate secured lending
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					October 31, 2020
Total	$213,239	$61,790	$275,029	$33,048	$308,077
					October 31, 2019
Total	$200,952	$56,503	$257,455	$34,550	$292,005

[1]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 33

TABLE 27: REAL ESTATE SECURED LENDING1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
									October 31, 2020
Canada
Atlantic provinces	$3,218	1.5%	$3,108	1.5%	$316	0.3%	$1,337	1.4%	$3,534	1.1%	$4,445	1.4%
British Columbia[4]	10,142	4.8	30,416	14.3	1,670	1.8	16,192	17.1	11,812	3.8	46,608	15.1
Ontario[4]	28,818	13.5	80,096	37.4	5,925	6.2	47,361	50.0	34,743	11.3	127,457	41.5
Prairies[4]	21,741	10.2	16,750	7.9	2,726	2.9	11,260	11.9	24,467	7.9	28,010	9.1

Québec	8,520	4.0	10,430	4.9	993	1.0	7,058	7.4	9,513	3.1	17,488	5.7

Total Canada	72,439	34.0%	140,800	66.0%	11,630	12.2%	83,208	87.8%	84,069	27.2%	224,008	72.8%

United States	1,008		37,972		–		10,953		1,008		48,925
Total	$73,447		$178,772		$11,630		$94,161		$85,077		$272,933
												October 31, 2019
Canada
Atlantic provinces	$3,340	1.7%	$2,861	1.4%	$363	0.4%	$1,297	1.4%	$3,703	1.3%	$4,158	1.4%
British Columbia[4]	10,944	5.4	26,395	13.1	1,872	2.1	15,302	16.8	12,816	4.4	41,697	14.3
Ontario[4]	31,299	15.6	69,399	34.5	6,650	7.3	43,970	48.3	37,949	13.0	113,369	38.8
Prairies[4]	22,283	11.1	16,062	8.0	3,008	3.3	11,125	12.2	25,291	8.7	27,187	9.3

Québec	8,823	4.4	9,546	4.8	1,149	1.3	6,317	6.9	9,972	3.4	15,863	5.4

Total Canada	76,689	38.2%	124,263	61.8%	13,042	14.4%	78,011	85.6%	89,731	30.8%	202,274	69.2%

United States	938		33,750		–		11,549		938		45,299
Total	$77,627		$158,013		$13,042		$89,560		$90,669		$247,573

[1]	Geographic location is based on the address of the property mortgaged.
[2]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
[3]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to-date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 28:  RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
							October 31, 2020
Canada	0.9%	3.4%	6.9%	20.0%	44.7%	23.3%	0.8%	–%	100.0%

United States	5.3	4.5	4.6	6.0	20.8	56.3	2.3	0.2	100.0
Total	1.6%	3.5%	6.5%	17.8%	41.2%	28.4%	1.0%	–%	100.0%
							October 31, 2019
Canada	1.0%	3.6%	6.5%	16.2%	44.2%	27.8%	0.7%	–%	100.0%

United States	4.8	6.3	4.8	6.1	25.8	49.9	2.0	0.3	100.0
Total	1.6%	4.0%	6.3%	14.7%	41.4%	31.1%	0.9%	–%	100.0%
[1]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
[2]	Percentage based on outstanding balance.

TABLE 29:  UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

				For the 12 months ended
	October 31, 2020			October 31, 2019
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
Canada
Atlantic provinces	74%	71%	73%	73%	69%	72%
British Columbia[6]	68	63	66	66	62	65
Ontario[6]	68	66	67	68	65	67
Prairies[6]	74	71	72	73	70	72

Québec	73	72	73	73	72	73
Total Canada	69	66	68	69	66	68

United States	71	62	69	70	62	68
Total	69%	66%	68%	69%	65%	68%

[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]	Based on house price at origination.
[4]	HELOC loan-to-value includes first position collateral mortgage if applicable.
[5]	HELOC fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

IMPAIRED LOANS

A loan is considered impaired and migrates to Stage 3 when it is 90 days or more past due for retail exposures, rated BRR 9 for non-retail exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Gross impaired loans excluding FDIC covered loans and other ACI loans increased $125 million, or 4%, compared with the prior year.

In Canada, impaired loans net of Stage 3 allowances increased by $87 million, or 12% in 2020. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $561 million, an increase of $70 million, or 14%, primarily reflecting increases in the residential mortgage and home equity line of credit portfolios reflecting new formations outpacing resolutions, including the impact from the cessation of certain enforcement activities in response to COVID-19, partially offset by the ongoing impact of bank and government assistance programs. Business and government impaired loans net of

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 34

Stage 3 allowances were $270 million, an increase of $17 million, or 7%, compared with the prior year, largely reflecting new formations outpacing resolutions in the Canadian Commercial portfolio.

In the U.S., net impaired loans decreased by $62 million, or 4% in 2020. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $1,100 million, a decrease of $100 million, or 8%, compared with the prior year largely reflecting the ongoing impact of bank and government assistance programs. Business and government net impaired loans were $392 million, an increase of $38 million, or 11%, compared with the prior year reflecting new formations outpacing resolutions in the U.S. Commercial portfolio.

Geographically, 36% of total net impaired loans were located in Canada and 64% in the U.S. The largest regional concentration of net impaired loans in Canada was in Ontario, increasing to 18% of total net impaired loans, compared with 17% in the prior year. The largest regional concentration of net impaired loans in the U.S. was in New York representing 14% of total net impaired loans, consistent with 2019.

TABLE 30:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES1,2,3

(millions of Canadian dollars)	2020	2019	2018
Personal, Business and Government Loans
Impaired loans as at beginning of period	$3,032	$3,154	$3,085
Classified as impaired during the period	6,305	6,037	5,012
Transferred to not impaired during the period	(1,138)	(1,272)	(864)
Net repayments	(1,553)	(1,492)	(1,360)
Disposals of loans	(67)	(292)	(21)
Amounts written off	(3,436)	(3,175)	(2,748)

Exchange and other movements	14	72	50
Impaired loans as at end of year	$3,157	$3,032	$3,154

[1]	Includes customers’ liability under acceptances.
[2]	Excludes ACI loans.
[3]	Includes loans that are measured at FVOCI.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 35

TABLE 31:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR1,2,3,4

(millions of Canadian dollars, except as noted)							As at	Percentage of total
			Oct. 31 2020	Oct. 31 2019	Oct. 31 2018	Oct. 31 2017	Oct. 31 2016	Oct. 31 2020	Oct. 31 2019	Oct. 31 2018	Oct. 31 2017	Oct. 31 2016
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans	Net impaired loans	Net impaired loans	Net impaired loans
Canada
Residential mortgages	$376	$43	$333	$253	$246	$279	$385	14.3%	11.0%	10.0%	11.6%	13.9%
Consumer instalment and other personal
HELOC	201	24	177	134	118	102	140	7.6	5.8	4.8	4.3	5.0
Indirect Auto	60	39	21	29	23	11	9	0.9	1.3	0.9	0.5	0.3
Other	38	38	–	9	12	19	20	–	0.4	0.5	0.8	0.7

Credit card[5]	103	73	30	66	55	51	46	1.3	2.9	2.2	2.1	1.7

Total personal	778	217	561	491	454	462	600	24.1	21.4	18.4	19.3	21.6
Real estate
Residential	8	1	7	2	3	3	3	0.3	0.1	0.1	0.1	0.1
Non-residential	7	1	6	2	2	3	7	0.3	0.1	0.1	0.1	0.3

Total real estate	15	2	13	4	5	6	10	0.6	0.2	0.2	0.2	0.4
Agriculture	21	5	16	13	4	5	9	0.7	0.6	0.2	0.2	0.3
Automotive	26	10	16	25	9	2	1	0.7	1.1	0.4	0.1	–
Financial	–	–	–	1	2	–	2	–	–	0.1	–	0.1
Food, beverage, and tobacco	6	1	5	2	1	1	2	0.2	0.1	–	–	0.1
Forestry	–	–	–	–	1	–	–	–	–	–	–	–
Government, public sector entities, and education	–	–	–	–	–	–	–	–	–	–	–	–
Health and social services	30	9	21	4	4	11	11	0.9	0.2	0.2	0.5	0.4
Industrial construction and trade contractors	133	62	71	142	136	2	11	3.0	6.2	5.5	0.1	0.4
Metals and mining	17	13	4	6	7	15	18	0.2	0.2	0.3	0.7	0.7
Pipelines, oil, and gas	55	30	25	19	9	22	51	1.1	0.8	0.4	0.9	1.8
Power and utilities	–	–	–	–	–	–	–	–	–	–	–	–
Professional and other services	13	6	7	13	5	6	4	0.3	0.6	0.2	0.2	0.1
Retail sector	120	66	54	11	5	8	11	2.3	0.5	0.2	0.3	0.4
Sundry manufacturing and wholesale	24	14	10	–	6	7	3	0.4	–	0.2	0.3	0.1
Telecommunications, cable, and media	49	30	19	6	1	–	–	0.8	0.2	–	–	–
Transportation	17	13	4	4	2	5	–	0.2	0.2	0.1	0.2	–

Other	11	6	5	3	1	2	4	0.2	0.1	–	0.1	0.1

Total business and government	537	267	270	253	198	92	137	11.6	11.0	8.0	3.8	4.9
Total Canada	1,315	484	831	744	652	554	737	35.7	32.4	26.4	23.1	26.5
United States
Residential mortgages	449	24	425	418	416	429	418	18.3	18.2	16.9	17.9	15.0
Consumer instalment and other personal
HELOC	430	44	386	455	796	795	863	16.6	19.8	32.3	33.1	31.0
Indirect Auto	249	39	210	232	198	234	190	9.0	10.1	8.0	9.8	6.8
Other	10	2	8	5	6	4	4	0.3	0.2	0.2	0.2	0.1

Credit card[5]	202	131	71	90	58	38	38	3.1	3.9	2.4	1.6	1.4
Total personal	1,340	240	1,100	1,200	1,474	1,500	1,513	47.3	52.2	59.8	62.6	54.3
Real estate
Residential	50	5	45	20	24	27	54	1.9	0.9	1.0	1.1	1.9

Non-residential	99	12	87	66	97	73	87	3.8	2.9	3.9	3.1	3.1
Total real estate	149	17	132	86	121	100	141	5.7	3.8	4.9	4.2	5.0
Agriculture	1	–	1	1	2	2	1	–	–	0.1	0.1	–
Automotive	4	–	4	5	8	12	14	0.2	0.2	0.3	0.5	0.5
Financial	14	–	14	15	28	39	24	0.6	0.7	1.1	1.6	0.9
Food, beverage, and tobacco	10	2	8	8	10	9	4	0.4	0.3	0.4	0.4	0.1
Forestry	–	–	–	–	1	1	12	–	–	–	–	0.4
Government, public sector entities, and education	8	1	7	9	7	9	8	0.3	0.4	0.3	0.4	0.3
Health and social services	22	2	20	32	11	11	29	0.9	1.4	0.5	0.5	1.1
Industrial construction and trade contractors	15	2	13	24	19	20	22	0.6	1.0	0.8	0.8	0.8
Metals and mining	25	6	19	4	3	4	4	0.8	0.2	0.1	0.2	0.1
Pipelines, oil, and gas	52	51	1	–	11	17	77	–	–	0.5	0.7	2.8
Power and utilities	16	3	13	1	1	1	–	0.6	–	–	–	–
Professional and other services	59	7	52	68	44	46	75	2.2	2.9	1.8	1.9	2.7
Retail sector	44	6	38	38	37	37	43	1.6	1.7	1.5	1.6	1.6
Sundry manufacturing and wholesale	15	2	13	13	15	26	41	0.6	0.6	0.6	1.1	1.5
Telecommunications, cable, and media	7	1	6	4	3	1	9	0.3	0.2	0.1	–	0.3
Transportation	35	5	30	26	15	6	25	1.3	1.1	0.6	0.2	0.9

Other	26	5	21	20	6	3	6	0.9	0.9	0.2	0.1	0.2
Total business and government	502	110	392	354	342	344	535	17.0	15.4	13.8	14.3	19.2

Total United States	1,842	350	1,492	1,554	1,816	1,844	2,048	64.3	67.6	73.6	76.9	73.5
International	–	–	–	–	–	–	–	–	–	–	–	–
Total	$3,157	$834	$2,323	$2,298	$2,468	$2,398	$2,785	100.0%	100.0%	100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			2.59%	2.81%	3.33%	3.45%	4.09%

[1]	Includes customers’ liability under acceptances.
[2]	Primarily based on the geographic location of the customer’s address.
[3]	Includes loans that are measured at FVOCI.
[4]	Excludes ACI loans, debt securities classified as loans under IAS 39, Financial Instruments: Recognition and Measurement (IAS39) and DSAC and DSOCI under IFRS 9.
[5]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 36

TABLE 32:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY1,2,3,4,5

(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31 2020	October 31 2019	October 31 2018	October 31 2020	October 31 2019	October 31 2018
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans	Net impaired loans
Canada
Atlantic provinces	$35	$12	$23	$24	$30	1.0%	1.1%	1.2%
British Columbia[6]	129	34	95	71	52	4.0	3.1	2.1
Ontario[6]	757	342	415	382	315	17.9	16.6	12.8
Prairies[6]	310	72	238	211	177	10.2	9.2	7.2

Québec	84	24	60	56	78	2.6	2.4	3.1
Total Canada	1,315	484	831	744	652	35.7	32.4	26.4
United States
Carolinas (North and South)	112	13	99	104	108	4.3	4.5	4.4
Florida	180	26	154	141	156	6.6	6.1	6.3
New England[7]	340	41	299	367	442	12.9	16.0	17.9
New Jersey	220	28	192	219	333	8.3	9.5	13.5
New York	371	47	324	324	354	13.9	14.1	14.3
Pennsylvania	117	18	99	84	113	4.3	3.7	4.6

Other	502	177	325	315	310	14.0	13.7	12.6

Total United States	1,842	350	1,492	1,554	1,816	64.3	67.6	73.6
Total	$3,157	$834	$2,323	$2,298	$2,468	100.0%	100.0%	100.0%
Net impaired loans as a % of net loans			0.32%	0.33%	0.37%

[1]	Includes customers’ liability under acceptances.
[2]	Primarily based on the geographic location of the customer’s address.
[3]	Includes loans that are measured at FVOCI.
[4]	Excludes ACI loans.
[5]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
[7]	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses including off-balance sheet positions of $9,384 million as at October 31, 2020, was comprised of Stage 3 allowance for impaired loans of $878 million, Stage 2 allowance of $5,574 million, and Stage 1 allowance of $2,925 million, and allowance for debt securities of $7 million. The Stage 1 and 2 allowances are for performing loans and off-balance sheet instruments.

Stage 3 allowances (impaired)

The Stage 3 allowance for loan losses increased $117 million, or 15%, compared with last year, primarily reflecting credit migration in the Wholesale Banking and Canadian Commercial lending portfolios, partially offset by the U.S. credit card portfolio, largely due to the ongoing impact of bank and government assistance programs.

Stage 1 and Stage 2 allowances (performing)

As at October 31, 2020, the performing allowance was $8,499 million, up from $4,271 million as at October 31, 2019. The increase was primarily related to a significant deterioration in the economic outlook related to the COVID-19 pandemic, including the impact of credit migration, and the impact of foreign exchange. The allowance increase for consumer lending was reflected across all products and included $535 million attributable to the partners’ share of the U.S. strategic cards portfolios. The Business and Government allowance increase was broadly reflected across industries. The allowance for debt securities increased by $3 million compared with last year.

Forward-looking information, including macroeconomic variables deemed to be predictive of ECLs based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. Macroeconomic variables are statistically derived relative to the base forecast based on historical distributions for each variable. This process was followed for the upside forecast, since the second quarter of 2020. For the downside forecast, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in statistically derived loss estimates based on the Bank’s recent loss experience and its forward-looking views, including the impact of COVID-19. The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s 2020 Consolidated Financial Statements for further details on forward-looking information.

The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views, including its estimate of the potential impact of COVID-19. The Bank continues to monitor the effects of COVID-19. To the extent that certain anticipated effects of COVID-19 cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs by considering reasonable and supportable information. There remains considerable uncertainty regarding the impact of the COVID-19 pandemic, and as the situation unfolds, the allowance for credit losses will be refined in future quarters. Refer to Note 3 of the Bank’s 2020 Consolidated Financial Statements for additional detail.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 37

PROVISION FOR CREDIT LOSSES

The PCL is the amount charged to income to bring the total allowance for credit losses, including both Stage 1 and 2 allowances (performing) and Stage 3 allowance (impaired), to a level that management considers adequate to absorb expected and incurred credit-related losses in the Bank’s loan portfolio. Provisions are reduced by any recoveries in the year.

In Canada, PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $1,021 million, an increase of $30 million, or 3%, compared to 2019. PCL – impaired related to business and government loans was $280 million, an increase of $132 million or 89%, compared with last year, primarily reflecting credit migration.

In the U.S., PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $1,301 million, a decrease of $89 million, or 6%, compared to 2019, reflected in the credit card portfolio, largely due to the ongoing impact of bank and government assistance programs. PCL – impaired related to business and government loans was $371 million, an increase of $251 million compared to 2019, primarily reflecting credit migration.

Geographically, PCL – impaired in Canada and in the U.S. represented 18% and 23% of total PCL, respectively. The largest regional concentration of PCL – impaired in Canada was in Ontario, which represented 9.4% of total PCL, down from 16% in 2019. The largest regional concentration of PCL – impaired in the U.S. was in New England and New York, representing 2.6% and 2.5% of total PCL, respectively.

The following table provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 33:  PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	2020	2019	2018
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$1,256	$1,126	$927
U.S. Retail	997	936	776
Wholesale Banking	279	20	(8)

Corporate[1]	431	548	471

Total provision for credit losses – Stage 3	2,963	2,630	2,166
Provision for credit losses – Stage 1 and Stage 2 (performing)[2]
Canadian Retail	1,490	180	71
U.S. Retail	1,928	146	141
Wholesale Banking	229	24	11

Corporate[1]	632	49	91

Total provision for credit losses – Stage 1 and 2	4,279	399	314
Provision for credit losses	$7,242	$3,029	$2,480

[1]	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
[2]	Includes financial asset, loan commitments, and financial guarantees.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 38

TABLE 34:  PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR1,2

(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31 2020	October 31 2019	October 31 2018	October 31 2020	October 31 2019	October 31 2018
Stage 3 provision for credit losses (impaired)
Canada
Residential mortgages	$27	$26	$15	0.9%	1.0%	0.7%
Consumer instalment and other personal
HELOC	17	11	11	0.6	0.4	0.5
Indirect auto	221	238	205	7.5	9.1	9.5
Other	226	227	178	7.6	8.6	8.2

Credit card	530	489	471	17.9	18.6	21.7

Total personal	1,021	991	880	34.5	37.7	40.6
Real estate
Residential	(4)	1	(2)	(0.1)	–	(0.1)

Non-residential	1	1	3	–	–	0.1

Total real estate	(3)	2	1	(0.1)	–	–
Agriculture	5	2	1	0.2	–	–
Automotive	5	8	3	0.2	0.3	0.1
Financial	–	–	–	–	–	–
Food, beverage, and tobacco	–	3	–	–	0.1	–
Forestry	–	–	–	–	–	–
Government, public sector entities, and education	–	–	–	–	–	–
Health and social services	4	7	3	0.1	0.3	0.1
Industrial construction and trade contractors	52	48	2	1.7	1.9	0.1
Metals and mining	4	9	4	0.1	0.3	0.2
Pipelines, oil, and gas	17	8	(2)	0.6	0.3	(0.1)
Power and utilities	–	–	–	–	–	–
Professional and other services	20	15	4	0.7	0.6	0.2
Retail sector	99	15	14	3.3	0.6	0.7
Sundry manufacturing and wholesale	7	5	(2)	0.2	0.2	(0.1)
Telecommunications, cable, and media	42	7	2	1.4	0.3	0.1
Transportation	15	8	2	0.6	0.3	0.1

Other	13	11	13	0.4	0.4	0.7

Total business and government	280	148	45	9.4	5.6	2.1

Total Canada	1,301	1,139	925	43.9	43.3	42.7
United States
Residential mortgages	9	10	13	0.3	0.4	0.7
Consumer instalment and other personal
HELOC	11	(12)	15	0.4	(0.4)	0.7
Indirect auto	349	318	272	11.7	12.1	12.5
Other	171	180	155	5.8	6.8	7.2

Credit card	761	894	805	25.7	34.0	37.1

Total personal	1,301	1,390	1,260	43.9	52.9	58.2
Real estate
Residential	3	3	(2)	0.1	0.1	(0.1)

Non-residential	16	4	(4)	0.5	0.2	(0.2)

Total real estate	19	7	(6)	0.6	0.3	(0.3)
Agriculture	–	–	–	–	–	–
Automotive	–	1	1	–	–	–
Financial	1	2	7	–	–	0.3
Food, beverage, and tobacco	2	–	(1)	0.2	–	–
Government, public sector entities, and education	–	1	–	–	–	–
Health and social services	24	7	–	0.8	0.3	–
Industrial construction and trade contractors	(4)	15	1	(0.1)	0.6	–
Metals and mining	5	(1)	2	0.3	–	0.1
Pipelines, oil, and gas	231	–	(7)	7.8	–	(0.3)
Power and utilities	7	18	–	0.2	0.7	–
Professional and other services	25	27	(1)	0.8	1.1	–
Retail sector	10	8	–	0.3	0.3	–
Sundry manufacturing and wholesale	6	2	1	0.2	–	–
Telecommunications, cable, and media	7	2	1	0.2	–	–
Transportation	7	16	(4)	0.2	0.6	(0.2)

Other	31	15	13	1.0	0.6	0.7

Total business and government	371	120	7	12.5	4.5	0.3

Total United States	1,672	1,510	1,267	56.4	57.4	58.5

International	2	–	–	0.1	–	–

Total excluding other loans	2,975	2,649	2,192	100.4	100.7	101.2
Other loans
Debt securities at amortized cost and FVOCI	–	–	–	–	–	–

Acquired credit-impaired loans[3]	(12)	(19)	(26)	(0.4)	(0.7)	(1.2)

Total other loans	(12)	(19)	(26)	(0.4)	(0.7)	(1.2)
Total Stage 3 provision for credit losses (impaired)	$2,963	$2,630	$2,166	100.0%	100.0%	100.0%
Stage 1 and 2 provision for credit losses
Personal, business, and government	$4,276	$400	$306
Debt securities at amortized cost and FVOCI	3	(1)	8

Total Stage 1 and 2 provision for credit losses	4,279	399	314
Total provision for credit losses	$7,242	$3,029	$2,480

[1]	Primarily based on the geographic location of the customer’s address.
[2]	Includes loans that are measured at FVOCI.
[3]	Includes all FDIC covered loans and other ACI loans.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 39

TABLE 35:  PROVISION FOR CREDIT LOSSES BY GEOGRAPHY1,2,3

(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31 2020	October 31 2019	October 31 2018	October 31 2020	October 31 2019	October 31 2018
Canada
Atlantic provinces	$67	$80	$74	0.9%	2.6%	3.0%
British Columbia[4]	138	120	106	1.9	4.0	4.3
Ontario[4]	678	490	361	9.4	16.2	14.5
Prairies[4]	276	302	262	3.8	10.0	10.6

Québec	142	147	122	2.0	4.8	4.9

Total Canada	1,301	1,139	925	18.0	37.6	37.3
United States
Carolinas (North and South)	68	63	54	0.9	2.1	2.2
Florida	117	112	93	1.6	3.7	3.7
New England[5]	191	161	148	2.6	5.3	6.0
New Jersey	107	128	107	1.5	4.2	4.3
New York	180	174	142	2.5	5.7	5.7
Pennsylvania	52	61	51	0.7	2.0	2.1

Other[6]	957	811	672	13.2	26.8	27.1

Total United States	1,672	1,510	1,267	23.0	49.8	51.1

International	2	–	–	–	–	–

Total excluding other loans	2,975	2,649	2,192	41.0	87.4	88.4

Other loans[7]	(12)	(19)	(26)	(0.1)	(0.6)	(1.1)
Total Stage 3 provision for credit losses (impaired)	2,963	2,630	2,166	40.9	86.8	87.3

Stage 1 and 2 provision for credit losses	4,279	399	314	59.1	13.2	12.7
Total provision for credit losses	$7,242	$3,029	$2,480	100.0%	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances[6]	October 31 2020	October 31 2019	October 31 2018
Canada
Residential mortgages	0.01%	0.01%	0.01%
Credit card, consumer instalment and other personal	0.66	0.65	0.63

Business and government	0.22	0.13	0.04

Total Canada	0.27	0.25	0.21
United States
Residential mortgages	0.03	0.03	0.04
Credit card, consumer instalment and other personal	2.10	2.28	2.18

Business and government	0.26	0.10	0.01

Total United States	0.70	0.69	0.63

International	0.10	–	–

Total excluding other loans	0.41	0.39	0.34

Other loans	(7.10)	(5.29)	(4.97)

Total Stage 3 provision for credit losses (impaired)	0.41	0.39	0.34

Stage 1 and 2 provision for credit losses	0.59	0.06	0.05
Total provision for credit losses as a % of average net loans and acceptances	0.99%	0.44%	0.39%

[1]	Primarily based on the geographic location of the customer’s address.
[2]	Includes loans that are measured at FVOCI.
[3]	Includes customers’ liability under acceptances.
[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[5]	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
[6]	Other includes PCL attributable to other states/regions including those outside TD’s core U.S. geographic footprint.
[7]	Other loans include ACI.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 40

SOVEREIGN RISK

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 36:  EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty

(millions of Canadian dollars)													As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]

Country											October 31, 2020

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	3	3	17	–	17	34	47
Ireland	–	–	320	320	11	–	331	342	–	–	21	21	683
Portugal	–	–	–	–	–	86	24	110	13	–	–	13	123

Spain	–	–	89	89	–	–	86	86	4	715	38	757	932

Total GIIPS	–	–	419	419	11	86	444	541	34	715	76	825	1,785

Rest of Europe
Austria	–	–	18	18	3	122	33	158	5	1,266	9	1,280	1,456
Belgium	266	–	189	455	824	30	175	1,029	40	320	–	360	1,844
Denmark	–	273	1	274	–	95	480	575	–	410	40	450	1,299
Finland	–	252	9	261	–	52	63	115	–	1,054	16	1,070	1,446
France	591	1,024	962	2,577	55	1,075	1,253	2,383	109	4,789	466	5,364	10,324
Germany	1,481	494	374	2,349	895	697	725	2,317	249	9,691	30	9,970	14,636
Netherlands	609	275	536	1,420	383	179	1,086	1,648	29	2,635	220	2,884	5,952
Norway	–	365	29	394	–	439	42	481	5	708	439	1,152	2,027
Sweden	–	–	67	67	–	109	174	283	4	1,784	781	2,569	2,919
Switzerland	1,163	151	331	1,645	327	19	856	1,202	16	–	162	178	3,025
United Kingdom	5,333	9,797	760	15,890	1,592	847	8,424	10,863	93	479	526	1,098	27,851

Other[6]	–	–	108	108	9	108	219	336	–	20	–	20	464

Total Rest of Europe	9,443	12,631	3,384	25,458	4,088	3,772	13,530	21,390	550	23,156	2,689	26,395	73,243

Total Europe	$9,443	$12,631	$3,803	$25,877	$4,099	$3,858	$13,974	$21,931	$584	$23,871	$2,765	$27,220	$75,028

Country											October 31, 2019

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	27	27	13	–	6	19	56
Ireland	–	–	298	298	14	–	311	325	–	–	1	1	624
Portugal	–	–	–	–	–	56	1	57	2	–	–	2	59

Spain	–	–	116	116	–	–	125	125	25	594	56	675	916

Total GIIPS	–	–	424	424	14	56	464	534	40	594	63	697	1,655

Rest of Europe
Austria	–	–	18	18	4	61	16	81	1	668	–	669	768
Belgium	263	–	189	452	803	12	511	1,326	10	82	5	97	1,875
Denmark	–	92	–	92	2	65	283	350	4	464	49	517	959
Finland	–	77	9	86	–	49	141	190	–	969	29	998	1,274
France	576	1,163	811	2,550	23	505	2,131	2,659	162	3,508	244	3,914	9,123
Germany	1,272	520	364	2,156	683	832	1,163	2,678	295	8,662	139	9,096	13,930
Netherlands	485	392	236	1,113	412	477	687	1,576	72	3,096	361	3,529	6,218
Norway	–	397	31	428	1	307	38	346	3	576	678	1,257	2,031
Sweden	–	–	27	27	–	193	109	302	20	1,433	651	2,104	2,433
Switzerland	664	58	324	1,046	363	–	981	1,344	19	–	144	163	2,553
United Kingdom	3,227	6,736	717	10,680	1,457	693	7,889	10,039	155	983	1,656	2,794	23,513

Other[6]	–	–	116	116	11	100	489	600	2	35	10	47	763

Total Rest of Europe	6,487	9,435	2,842	18,764	3,759	3,294	14,438	21,491	743	20,476	3,966	25,185	65,440
Total Europe	$6,487	$9,435	$3,266	$19,188	$3,773	$3,350	$14,902	$22,025	$783	$21,070	$4,029	$25,882	$67,095

[1]

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at October 31, 2020, or October 31, 2019.

[2]

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.5 billion (October 31, 2019 – $1.1 billion) for GIIPS and $82.3 billion for the rest of Europe (October 31, 2019 – $84.5 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

[3]	Trading and investment portfolio includes deposits. Trading exposures are net of eligible short positions.
[4]	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were not significant as at October 31, 2020 and October 31, 2019.
[5]

This quarter the Bank had nil related notional protection purchased through CDS. (As at October 31, 2019, exposures did not include $26 million notional amount of protection the Bank purchased through CDS).

[6]

Other European exposure is distributed across 12 countries (October 31, 2019 – 8 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2020.

Of the Bank’s European exposure, approximately 97% (October 31, 2019 – 97%) is to counterparties in countries rated either Aa3 or better by Moody’s Investor Services (Moody’s) or AA or better by Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves or to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $14.8 billion (October 31, 2019 – $14.0 billion) of exposure to supranational entities with European sponsorship and $6.2 billion (October 31, 2019 – $2.9 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 41

GROUP FINANCIAL CONDITION

Capital Position

TABLE 37:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	2020	2019
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$22,570	$21,828
Retained earnings	53,845	49,497

Accumulated other comprehensive income	13,437	10,581
Common Equity Tier 1 Capital before regulatory adjustments	89,852	81,906

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)[1]	(17,019)	(19,712)
Intangibles (net of related tax liability)	(2,030)	(2,389)
Deferred tax assets excluding those arising from temporary differences	(177)	(245)
Cash flow hedge reserve	(3,720)	(1,389)
Shortfall of provisions to expected losses	–	(1,148)
Gains and losses due to changes in own credit risk on fair valued liabilities	(57)	(132)
Defined benefit pension fund net assets (net of related tax liability)	(9)	(13)
Investment in own shares	(36)	(22)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)[2]	(6,321)	–
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)[2]	–	(1,814)

Other deductions or regulatory adjustments to CET1 as determined by OSFI[3]	2,133	–
Total regulatory adjustments to Common Equity Tier 1 Capital	(27,236)	(26,864)
Common Equity Tier 1 Capital	62,616	55,042

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	5,647	5,795

Directly issued capital instruments subject to phase out from Additional Tier 1	1,190	1,196
Additional Tier 1 Capital instruments before regulatory adjustments	6,837	6,991

Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(12)	–

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(362)	(350)
Additional Tier 1 Capital	6,475	6,641
Tier 1 Capital	69,091	61,683

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,277	10,527
Directly issued capital instruments subject to phase out from Tier 2	160	198

Collective allowances	509	1,874
Tier 2 Capital before regulatory adjustments	11,946	12,599

Tier 2 regulatory adjustments
Investment in own Tier 2 instruments	–	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)[4]	(856)	–

Significant investments in the capital of banking, financial, and insurance entities that are outside consolidation, net of eligible short positions	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(1,016)	(160)

Tier 2 Capital	10,930	12,439
Total Capital	$80,021	$74,122

Risk-weighted assets	$478,909	$455,977

Capital Ratios and Multiples[5]
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	13.1%	12.1%
Tier 1 Capital (as percentage of risk-weighted assets)	14.4	13.5
Total Capital (as percentage of risk-weighted assets)	16.7	16.3

Leverage ratio[6]	4.5	4.0
[1]	Goodwill deduction decreased due to the sale of the investment in TD Ameritrade.
[2]	Significant investment deduction was eliminated due to the sale of the investment in TD Ameritrade and the non-significant investment deduction increased due to the investment in Schwab.
[3]	Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of this document for additional details.
[4]

Includes other TLAC-eligible instruments issued by global systemically important banks (G-SIBs) and Canadian domestic systemically important banks (D-SIBs) that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

[5]	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 12.6%, 14.0%, 16.7%, and 4.4%, respectively.
[6]	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 42

THE BANK’S CAPITAL MANAGEMENT OBJECTIVES

The Bank’s capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
–	the Bank’s Risk Appetite Statement (RAS);
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank’s internal assessment of capital requirements, including stress test analysis, consistent with the Bank’s risk profile and risk tolerance levels.
•	To have the most economically achievable weighted-average cost of capital, consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected loss events; and
–	support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.

CAPITAL SOURCES

The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT

The Treasury and Balance Sheet Management (TBSM) group manages capital for the Bank and is responsible for forecasting and monitoring compliance with capital targets. The Board of Directors (the “Board”) oversees capital adequacy risk management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

Economic capital is the Bank’s internal measure of capital requirements and is one of the key components in the Bank’s internal assessment of capital adequacy. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital utilized to fund acquisitions or investments to support future earnings growth.

The Bank uses internal models to determine the amount of risk-based capital required to support the risks resulting from the Bank’s business operations. Characteristics of these models are described in the “Managing Risk” section of this document. The objective of the Bank’s economic capital framework is to hold risk-based capital to cover unexpected losses in a manner consistent with the Bank’s capital management objectives.

The Bank operates its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar 1 risks covering credit risk, market risk, and operational risk, the Bank’s economic capital framework captures other material Pillar 2 risks including non-trading market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios) and risks classified as “Other”, namely business risk, insurance risk, and risks associated with the Bank’s significant investments. The framework also captures diversification benefits across risk types and business segments.

Please refer to the “Economic Capital and Risk-Weighted Assets by Segment” section for a business segment breakdown of the Bank’s economic capital.

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

OSFI’s Capital Requirements under Basel III

OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline sets the minimum CET1, Tier 1, and Total Capital ratios at 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as Domestic Systemically Important Banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures. Due to COVID-19, several foreign jurisdictions have released, reduced or delayed planned increases in their CCBs. Canada’s CCB remains unchanged at 0%.

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures was capped at 1.25% of total RWA in the first quarter of 2017 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at October 31, 2020, the CCB is only applicable to private sector credit exposures located in Hong Kong SAR, Luxembourg and Norway. Based on the allocation of exposures and buffers currently in place in these countries, the Bank’s countercyclical buffer requirement is 0% as at October 31, 2020.

On June 25, 2018, OSFI provided greater transparency related to a previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public Domestic Stability Buffer (DSB). The DSB is held by D-SIBs against Pillar 2 risks associated with systemic vulnerabilities including, but not limited to: i) Canadian

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 43

consumer indebtedness; ii) asset imbalances in the Canadian market; and iii) Canadian institutional indebtedness. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. A breach of the buffer will not automatically constrain capital distributions; however, OSFI will require a remediation plan. On March 13, 2020, OSFI announced that the DSB, previously set to increase to 2.25% effective April 30, 2020, was being lowered to 1.00% effective immediately and would not be increased for at least 18 months from March 13, 2020. On June 23, 2020, OSFI announced that the DSB will remain at 1.00% of total risk-weighted assets, unchanged from the level set on March 13, 2020, as part of OSFI’s response to COVID-19. Inclusive of the 1.00% DSB, the CET1 regulatory minimum is 9.00%. These actions were undertaken to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. OSFI has encouraged banks to use the additional lending capacity to support Canadian households and businesses and has set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach, with the floor factor transitioned in over three quarters. The floor was fully transitioned to a factor of 75% in the fourth quarter of fiscal 2018. As noted below, the floor factor was lowered to 70%, effective April 9, 2020. The Bank is not currently constrained by the capital floor.

In the first quarter of 2019, the Bank implemented the revised CAR guidelines related to the domestic implementation of the standardized approach for measuring counterparty credit risk, capital requirements for bank exposures to central counterparties, as well as revisions to the securitization framework. On November 1, 2019, the one-year grandfathering of the capital treatment eliminating the initial impact of the revisions to the securitization framework expired.

The leverage ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

On September 23, 2018, the Canadian Bail-in regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline. Under this guideline, the Bank is required to meet supervisory risk-based TLAC and TLAC leverage ratio targets by November 1, 2021. As of September 2018, the targets were 23.0% of RWA for the risk-based TLAC ratio, inclusive of the 1.50% DSB effective at that time, and 6.75% for the TLAC leverage ratio. With the changes to the DSB described above, the Bank will be required to meet a risk-based TLAC target ratio of 22.5% of RWA, inclusive of the 1.00% DSB if it is still in effect, by November 1, 2021.

In July 2019, in consideration of the final Basel III revisions published by the BCBS in December 2017, OSFI published guidance related to the capital requirements for operational risk. Banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III standardized approach when the revised requirements are implemented in Canada. In January 2020, OSFI moved the implementation from the first quarter of 2021 to the first quarter of 2022 to coincide with the implementation of the final Basel III credit risk and leverage ratio requirements and provided a transition period for fiscal 2020 through to 2022, during which time banks currently approved to use AMA are required to report operational risk capital using the current standardized approach.

On November 22, 2019, the Bank was designated as a Global Systemically Important Bank (G-SIB) by the Financial Stability Board (FSB). The Bank maintained its G-SIB status when the FSB published the 2020 list of G-SIBs on November 11, 2020. As a result of the designation, the Bank is subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a G-SIB, the higher of the D-SIB and G-SIB surcharges will apply. As the D-SIB surcharge is currently equivalent to the 1% G-SIB additional common equity ratio requirement, the Bank’s G-SIB designation has no additional impact on the Bank’s minimum CET1 regulatory requirements, as set forth above. For further detail, please refer to the “Global Systemically Important Banks Designation and Disclosures” section of the Bank’s 2020 Annual Report.

In the second quarter of 2020, OSFI introduced a number of measures to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. Measures with immediate effect are summarized below. Measures that relate to future regulatory capital requirements are summarized in the “Future Regulatory Capital Developments” section.

•	On March 13, 2020, as noted above, OSFI lowered the DSB to 1.00%.
•	On March 27, 2020, OSFI announced the following additional measures:
–

Under regulatory capital requirements, bank loans subject to payment deferrals, such as mortgage loans, small business loans, retail loans and mid-market commercial loans will continue to be treated as performing loans under the CAR Guideline. Deposit-Taking Institutions (DTIs) should continue to assess the credit quality of these borrowers and follow sound credit risk management practices. This temporary capital treatment will remain in place for the duration of the payment deferral, up to a maximum of 6 months.

–

OSFI announced that transitional arrangements for ECL provisioning available under the Basel Framework would be introduced, with details on the calculation clarified further on April 9, 2020, as discussed below.

–

On a temporary basis, institutions subject to market risk capital requirements and using internal models are permitted to reduce the stressed Value-at-Risk (VaR) multiplier, that they were subject to at the end of the last fiscal quarter, by two. This means that the stressed VaR multipliers will temporarily not be subject to a minimum value of three.

–

Institutions are expected to remove hedges of Funding Valuation Adjustment (FVA) from the calculation of market risk capital to address the asymmetry in the existing rule where these hedges of FVA are included, while the underlying exposures to FVA are not. This removal was made effective at the beginning of the second fiscal quarter of 2020.

–

OSFI issued guidance on the capital treatment for exposures acquired through new Government of Canada programs referenced in “The Bank’s Response to COVID-19” section of this document. The new CEBA Program is funded by the Government of Canada, and the loan exposures within this program can be excluded from the risk-based capital ratios calculated under the CAR Guideline and from the leverage ratio calculated under the LR Guideline. For the EDC Business Credit Availability Program, the government-guaranteed portion of the loan is treated as a sovereign exposure, with the remaining portion treated as a loan to the borrower. The entire amount of the loan is included in the leverage ratio calculation.

•	On April 9, 2020, OSFI announced the following additional measures:
–

Guidance was provided regarding the calculation of the transitional adjustment to capital for ECL provisioning. The adjustment allows a portion of the increase in Stage 1 and Stage 2 allowances relative to a baseline level to be included in CET1 capital, rather than Tier 2 Capital, as the CAR guideline specifies. The baseline level is the sum of Stage 1 and Stage 2 allowances as at the first quarter of 2020 (for October year-end DTIs). This increase is tax effected and is subject to a scaling factor, which is set at 70% in fiscal 2020, 50% in fiscal 2021, and 25% in fiscal 2022. As part of their Pillar 3 regulatory capital disclosures, DTIs are required to disclose the transitional scalar applied during the reporting period, as well as their CET1, Tier 1 Capital, Total Capital, Leverage and TLAC ratios had the transitional arrangement not been applied.

–

DTIs can temporarily exclude exposures from central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets (HQLA) under the Liquidity Adequacy Requirements (LAR) Guideline from the leverage ratio measure. This treatment is effective immediately and will remain in place until April 30, 2021. On November 5, 2020, OSFI extended this temporary exclusion treatment to December 31, 2021. OSFI encourages institutions to use the additional lending capacity resulting from the leverage ratio exclusions to support lending and financial intermediation activities and expects this not to be distributed (e.g. as dividends or bonus payments).

–

The capital floor factor used in the Internal Ratings-Based (IRB) approach to credit risk was lowered from 75% to 70%, effective immediately, and is expected to stay in place until the domestic implementation of the Basel III capital floor in the first quarter of 2023.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 44

•

On April 16, 2020, OSFI published a series of frequently asked questions and answers (FAQs) on regulatory reporting requirements and the measures it had announced to address issues stemming from COVID-19. Since then, OSFI has continued to add to its FAQs as new questions arise.

•

On April 23, 2020, OSFI published guidance in its FAQs on the capital treatment for users of the Boston Federal Reserve’s PPP Lending Facility, clarifying that PPP loans pledged under this facility can be excluded from the risk-based capital and leverage ratios.

During the third quarter of 2020, the Bank transitioned the U.S. Non-Retail portfolios from the Standardized Approach to the Advanced Internal Ratings-Based (AIRB) Approach for measuring credit risk RWA. As a result of this transition, the increase in Stage 1 and Stage 2 allowances allocated to the AIRB approach relative to the Q1 2020 baseline amount was capped at the total increase in Stage 1 and Stage 2 allowances reported by the Bank, for the purpose of the OSFI ECL provisioning transitional adjustment to CET1 capital that would otherwise be included in Tier 2 capital.

On August 31, 2020, OSFI published guidance on the phase out of the special capital treatment of loans subject to payment deferrals. Loans granted payment deferrals:

–	before August 31 will continue to be treated as performing loans under the CAR Guideline for the duration of the deferral, up to a maximum of 6 calendar months from the effective date of the deferral;
–

after August 30 and on or before September 30 will be treated as performing loans under the CAR Guideline for the duration of the deferral, up to a maximum of 3 calendar months from the approval date of the deferral; and

–	after September 30, 2020 will not be eligible for the special capital treatment.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, trading market, and operational risks. The Bank uses the AIRB approach to credit risk for all material portfolios. In the third quarter of 2020, OSFI approved the Bank to calculate the non-retail portfolio credit RWA in the U.S. Retail segment using the AIRB approach.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, all the subsidiaries of the Bank are consolidated except for insurance subsidiaries which are deconsolidated and follow prescribed treatment per OSFI’s CAR guidelines. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI’s Life Insurance Capital Adequacy Test.

Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these subsidiaries have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

As at October 31, 2020, the Bank’s CET1, Tier 1, and Total Capital ratios were 13.1%, 14.4%, and 16.7%, respectively. The increase in the Bank’s CET1 Capital ratio from 12.1% as at October 31, 2019 was attributable primarily to the reduction in RWA resulting from the transition of the U.S. Non-Retail portfolios to the AIRB Approach for measuring credit risk RWA and the associated reclassification of Tier 2 capital to CET1 capital under OSFI’s transitional arrangements for ECL provisioning, as well as the issuance of common shares from the Bank’s dividend reinvestment plan and organic capital growth.

As at October 31, 2020, the Bank’s leverage ratio was 4.5%. Compared with the Bank’s leverage ratio of 4.0% at October 31, 2019, the leverage ratio increased due primarily to capital generation and OSFI’s temporary adjustment to exclude central bank deposits and sovereign issued HQLA securities.

Common Equity Tier 1 Capital

CET1 Capital was $63 billion as at October 31, 2020. Earnings contributed the majority of CET1 Capital growth in the year. Capital management funding activities during the year included common share issuance of $917 million under the dividend reinvestment plan and from stock option exercises.

Tier 1 and Tier 2 Capital

Tier 1 Capital was $69.1 billion as at October 31, 2020, consisting of CET1 Capital and Additional Tier 1 Capital of $62.6 billion and $6.5 billion, respectively. Tier 1 Capital management activities during the year consisted of the redemption of all of the Bank’s 6 million outstanding Non-Cumulative Fixed Rate Class A First Preferred Shares NVCC, Series 11 (“Series 11 Shares”), at a redemption price of $26.00 per Series 11 Share, for a total redemption cost of approximately $156 million. On February 27, 2020, the Bank announced that, subject to regulatory approval, it expects to exercise a regulatory event redemption right in its fiscal 2022 year in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time, meaning that this redemption right could occur as early as November 1, 2021. The Bank’s expectations regarding this redemption are based on a number of factors and assumptions, including the Bank’s current and expected future capital position and market conditions, which are subject to change and may result in a change in the Bank’s expectations regarding the redemption.

Tier 2 Capital was $10.9 billion as at October 31, 2020. Tier 2 Capital management activities during the year consisted of the issuance of $3 billion 3.105% subordinated debentures due April 22, 2030, which included NVCC Provisions to ensure loss absorbency at the point of non-viability, the redemption of $1 billion 2.982% NVCC subordinated debentures due September 30, 2025, and the redemption of $1.5 billion 2.692% NVCC subordinated debentures due June 24, 2025.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS

The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank’s capital modelling and stress testing practices which help inform the Bank’s overall CAR.

The ICAAP is led by TBSM and is supported by numerous functional areas who together help assess the Bank’s internal capital adequacy. This assessment evaluates the capacity to bear risk in congruence with the Bank’s risk profile and RAS. TBSM assesses and monitors the overall adequacy of the Bank’s available capital in relation to both internal and regulatory capital requirements under normal and stressed conditions.

DIVIDENDS

At October 31, 2020, the quarterly dividend was $0.79 per share. Cash dividends declared and paid during the year totaled $3.11 per share (2019 - $2.89), representing a payout ratio of 58%, above the upper bound of the Bank’s target payout range of 40-50% of adjusted earnings. For cash dividends payable on the Bank’s preferred shares, refer to Note 21 of the 2020 Consolidated Financial Statements. As at October 31, 2020, 1,816 million common shares were outstanding (2019 – 1,812 million). The Bank’s ability to pay dividends is subject to the requirements of the Bank Act and OSFI. Refer to Note 21 of the 2020 Consolidated Financial Statements for further information on dividend restrictions.

NORMAL COURSE ISSUER BID

On December 19, 2019, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 30 million of its common shares. The NCIB commenced on December 24, 2019. During the year ended October 31, 2020, the Bank repurchased 12 million common shares under its NCIB at an average price of $70.55 per share for a total amount of $847 million.

During the year ended October 31, 2019, the Bank repurchased an aggregate of 30 million common shares under its then current NCIB and a prior NCIB, at an average price of $74.48 per share, for a total amount of $2.2 billion.

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On March 13, 2020, OSFI issued a news release announcing a series of measures to support the resilience of financial institutions in response to challenges posed by COVID-19 and current market conditions. One such measure was a decrease in the Domestic Stability Buffer by 1.25% of risk-weighted assets. In the news release, OSFI stated its expectation that banks will use the additional lending capacity to support Canadian households and businesses and set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. For additional information regarding the OSFI announcement, refer to the “Regulatory Capital” section of this document.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price.

During the year ended October 31, 2020, 4.1 million common shares were issued from the Bank’s treasury with no discount and 10.0 million common shares were issued from the Bank’s treasury with a 2% discount under the dividend reinvestment plan. During the year ended October 31, 2019, 4.8 million common shares were issued from the Bank’s treasury with no discount under the dividend reinvestment plan.

RISK-WEIGHTED ASSETS

Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Details of the Bank’s RWA are included in the following table.

TABLE 38:  COMMON EQUITY TIER 1 CAPITAL RISK-WEIGHTED ASSETS

(millions of Canadian dollars)		As at
	October 31, 2020	October 31, 2019

Credit risk
Retail
Residential secured	$33,372	$33,397
Qualifying revolving retail	36,448	35,693
Other retail	42,182	44,885
Non-retail
Corporate	184,326	191,753
Sovereign	3,419	8,997
Bank	8,551	8,540
Securitization exposures	12,527	11,533

Equity exposures	26,970	4,775

Exposures subject to standardized or Internal Ratings-Based (IRB) approaches	347,795	339,573
Adjustment to IRB RWA for scaling factor	19,839	11,062

Other assets not included in standardized or IRB approaches	35,802	37,536

Total credit risk	403,436	388,171
Market risk	16,758	12,200

Operational risk	58,715	55,606
Total	$478,909	$455,977

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 46

ECONOMIC CAPITAL AND RISK-WEIGHTED ASSETS BY SEGMENT

The following chart provides a breakdown of the Bank’s RWA and economic capital as at October 31, 2020. RWA reflects capital requirements assessed based on regulatory prescribed rules for credit risk, trading market risk, and operational risk. Economic capital reflects the Bank’s internal view of capital requirements for these risks as well as risks not captured within the assessment of RWA as described in the “Economic Capital” section of this document. The results shown in the chart do not reflect attribution of goodwill and intangibles. For additional information on the risks highlighted below, refer to the “Managing Risk” section of this document.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 47

TABLE 39:  EQUITY AND OTHER SECURITIES1

(millions of shares/units, except as noted)		As at
	October 31, 2020	October 31, 2019
	Number of shares/units	Number of shares/units
Common shares outstanding	1,816.1	1,812.5

Treasury shares – common	(0.5)	(0.6)
Total common shares	1,815.6	1,811.9
Stock options
Vested	5.4	4.7

Non-vested	7.7	8.1
Preferred shares – Class A
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5[2]	20.0	20.0
Series 7[3]	14.0	14.0
Series 9[4]	8.0	8.0
Series 11[5]	–	6.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	14.0
Series 20	16.0	16.0
Series 22	14.0	14.0

Series 24	18.0	18.0
Total preferred shares – equity	226.0	232.0

Treasury shares – preferred	(0.1)	(0.3)
Total preferred shares	225.9	231.7
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 2[6]	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

[1]	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 21 of the 2020 Consolidated Financial Statements.
[2]

On January 16, 2020, the Bank announced that none of its 20 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 5 (the “Series 5 Shares”) would be converted on January 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 6. As previously announced on January 2, 2020, the dividend rate for the Series 5 Shares for the 5-year period from and including January 31, 2020, to but excluding January 31, 2025, will be 3.876%.

[3]

On July 16, 2020, the Bank announced that none of its 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 7 (the “Series 7 Shares”) would be converted on July 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 8. As previously announced on July 2, 2020, the dividend rate for the Series 7 Shares for the 5-year period from and including July 31, 2020, to but excluding July 31, 2025, will be 3.201%.

[4]

On October 16, 2020, the Bank announced that none of its 8 million Non-Cumulative 5-Year Rate Reset Preferred Shares NVCC, Series 9 (the “Series 9 Shares”) would be converted on October 31, 2020, into Non-Cumulative Floating Rate Preferred Shares NVCC, Series 10. As previously announced on October 1, 2020, the dividend rate for the Series 9 Shares for the 5-year period from and including October 31, 2020, to but excluding October 31, 2025, will be 3.242%.

[5]

On October 31, 2020, the Bank redeemed all of its 6 million outstanding Non-Cumulative Fixed Rate Class A First Preferred Shares NVCC, Series 11 (“Series 11 Shares”), at a redemption price of $26.00 per Series 11 Share, for a total redemption cost of approximately $156 million.

[6]

On February 27, 2020, the Bank announced that, subject to regulatory approval, it expects to exercise a regulatory event redemption right in its fiscal 2022 year in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time, meaning that this redemption right could occur as early as November 1, 2021. The Bank’s expectations regarding this redemption are based on a number of factors and assumptions, including the Bank’s current and expected future capital position and market conditions, which are subject to change and may result in a change in the Bank’s expectations regarding the redemption.

All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.1 billion in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate. The following subordinated debentures contain NVCC provisions: 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 3.105% subordinated debentures due April 22, 2030, 4.859% subordinated debentures due March 4, 2031, 3.625% subordinated debentures due September 15, 2031, and the 3.06% subordinated debentures due January 26, 2032. Refer to Note 19 of the Bank’s 2020 Annual Consolidated Financial Statements for additional details.

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Future Regulatory Capital Developments

On March 11, 2020, OSFI issued a revised version of Guideline E-22, effective March 11, 2020. The revisions consist of a clarification on the treatment of securities issued by entities that receive capital support from the US government, and the extension of the final implementation of the initial margin requirements by one year. The extension of the final implementation of the initial margin requirements was aligned with the internationally agreed upon one-year extension. With this extension the final implementation phase will take place on September 1, 2021.

On March 27, 2020, as part of a series of measures introduced in response to COVID-19, OSFI announced that implementation of the remaining Basel III reforms published in December 2017 would be deferred until 2023. This includes revisions to the Standardized Approach and Internal Ratings-Based Approach to credit risk, the operational risk framework, and the leverage ratio framework, as well as the introduction of a more risk sensitive capital floor.

•	The implementation date of the revised Pillar 3 disclosure requirements finalized in December 2018 was deferred by one year to the first quarter of 2023.
•

The implementation date of the final set of revisions to the BCBS market risk framework (known as the “fundamental review of the trading book” or “FRTB”) published in January 2019 was deferred until the first quarter of 2024.

•	The implementation date of revised credit valuation adjustment risk framework was also delayed to the first quarter of 2024.

On April 3, 2020, OSFI announced that the 2020 G-SIB assessment exercise will resume based on financial fiscal year end 2019 data. BCBS has postponed the implementation of the revised G-SIB framework by one year, from 2021 to 2022.

On April 9, 2020, OSFI announced that in line with the BCBS decision, OSFI is extending the deadline for the implementation of the final two phases of the initial margin requirements for non-centrally cleared derivatives outlined in OSFI’s Guideline E-22, by one year. With this extension, the final implementation phase will take place on September 1, 2022, at which point covered entities with an aggregate average notional amount (AANA) of non-centrally cleared derivatives greater than CAD $12 billion will be subject to the requirements. As an intermediate step, from September 1, 2021, covered entities with an AANA of non-centrally cleared derivatives greater than CAD $75 billion will be subject to the requirements.

On June 23, 2020, OSFI announced that the DSB will remain at 1.00% of total risk-weighted assets, unchanged from the level set on March 13, 2020 as part of OSFI’s response to COVID-19. Inclusive of the DSB, the CET1 regulatory minimum is 9.00%. Beginning the first quarter of 2022, D-SIBs will be expected to meet a supervisory target TLAC ratio of 22.50% of RWA, inclusive of the 1.00% DSB if still in effect. Investments in TLAC issued by G-SIBs or Canadian D-SIBs are subject to the 10% or 5% CET1 threshold deduction rules for significant and non-significant investments.

Global Systemically Important Banks Designation and Disclosures

The FSB, in consultation with the BCBS and national authorities, identifies G-SIBs. In July 2013, the BCBS issued an update to the final rules on G-SIBs and outlined the G-SIB assessment methodology which is based on the submissions of the largest global banks. Twelve indicators are used in the G-SIB assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology.

The Bank is required to publish the twelve indicators used in the G-SIB indicator-based assessment framework. Public disclosure of financial year-end data is required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data in the following year.

The public communications on G-SIB status is issued annually each November. On November 22, 2019, the Bank was designated as a G-SIB by the FSB. The Bank maintained its G-SIB status when the FSB published the 2020 list of G-SIBs on November 11, 2020. As a result of this designation, the Bank would be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a G-SIB, the higher of the D-SIB and G-SIB surcharges will apply. As the D-SIB surcharge is currently equivalent to the incremental 1% G-SIB common equity ratio requirement, the Bank’s designation has no additional impact on the Bank’s minimum CET1 regulatory requirements. There is no impact to the supervisory target risk-based TLAC ratio of 22.5% or TLAC leverage ratio of 6.75% as a result of the Bank’s G-SIB requirements. The Bank continues to be in discussions with regulatory bodies regarding the G-SIB requirements.

As a result of the Bank’s G-SIB designation, the U.S. Federal Reserve requires TD Group US Holding LLC (TDGUS), as TD’s U.S. IHC, to maintain a minimum amount of TLAC and long-term debt. From the date the Bank was designated as a G-SIB, TDGUS has a three-year transitional period to meet these requirements.

In July 2018, BCBS issued a revised G-SIB framework; G-SIBs: revised assessment methodology and the higher loss absorbency requirement. The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology is expected to be implemented in 2022, using the 2021 year-end data.

GROUP FINANCIAL CONDITION

Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Bank’s Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the “Managing Risk” section of this document. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

STRUCTURED ENTITIES

TD carries out certain business activities through arrangements with structured entities (SEs). The Bank uses SEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist TD’s clients in securitizing their financial assets, and to create investment products for the Bank’s clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. Refer to Notes 2, 9, and 10 of the 2020 Consolidated Financial Statements for further information regarding the Bank’s involvement with SEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit card loans, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and the mortgages remain on the Bank’s Consolidated Balance Sheet. Additionally, the Bank securitizes credit card and personal loans by selling them to Bank-sponsored SEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank’s Consolidated Balance Sheet. Refer to Notes 9 and 10 of the 2020 Consolidated Financial Statements for further information.

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TABLE 40:  EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR1

(millions of Canadian dollars)					As at
	Significant unconsolidated SEs		Significant consolidated SEs	Non-SE third-parties
	Securitized assets	Carrying value of retained interests	Securitized assets	Securitized assets	Carrying value of retained interests
				October 31, 2020
Residential mortgage loans	$23,583	$–	$–	$1,688	$–
Consumer instalment and other personal loans[2]	–	–	2,862	–	–
Credit card loans	–	–	4,173	–	–

Business and government loans	–	–	–	1,004	14
Total exposure	$23,583	$–	$7,035	$2,692	$14
				October 31, 2019
Residential mortgage loans	$23,065	$–	$–	$624	$–
Consumer instalment and other personal loans[2]	–	–	750	–	–
Credit card loans	–	–	5,113	–	–

Business and government loans	–	–	–	1,118	19
Total exposure	$23,065	$–	$5,863	$1,742	$19

[1]

Includes all assets securitized by the Bank, irrespective of whether they are on-balance or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.

[2]	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE. As at October 31, 2020, the SE had $2.9 billion of issued notes outstanding (October 31, 2019 – $750 million). As at October 31, 2020, the Bank’s maximum potential exposure to loss for these conduits was $2.9 billion (October 31, 2019 – $750 million) with a fair value of $2.9 billion (October 31, 2019 – $750 million).

Credit Card Loans

The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE. As at October 31, 2020, the Bank had $4 billion of securitized credit card receivables outstanding (October 31, 2019 – $5 billion). As at October 31, 2020, the consolidated SE had US$2 billion variable rate notes outstanding (October 31, 2019 – US$3 billion). The notes are issued to third-party investors and have a fair value of US$2 billion as at October 31, 2020 (October 31, 2019 – US$3 billion). Due to the nature of the credit card receivables, their carrying amounts approximate fair value.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE third-parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third-Party Originated Assets

Significant Unconsolidated Structured Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third-party originated assets are securitized through Bank-sponsored SEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.9 billion as at October 31, 2020 (October 31, 2019 – $10.2 billion). Further, as at October 31, 2020, the Bank had committed to provide an additional $3.2 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2019 – $3.2 billion).

All third-party assets securitized by the Bank’s unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 41: EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS

(millions of Canadian dollars, except as noted)			As at
	October 31, 2020		October 31, 2019
	Exposure and ratings profile of unconsolidated SEs AAA[1]	Expected weighted- average life (years)[2]	Exposure and ratings profile of unconsolidated SEs AAA[1]	Expected weighted- average life (years)[2]
Residential mortgage loans	$6,411	3.5	$5,569	2.3
Automobile loans and leases	3,802	1.8	4,002	1.8
Equipment leases	381	1.4	451	2.4

Trade receivables	306	1.5	143	1.6
Total exposure	$10,900	2.7	$10,165	2.0

[1]	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
[2]

Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

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As at October 31, 2020, the Bank held $1,750.8 million of ABCP issued by Bank-sponsored multi-seller conduits within the Trading loans, securities, and other category on its Consolidated Balance Sheet (October 31, 2019 – $39.4 million).

OFF-BALANCE SHEET EXPOSURE TO THIRD-PARTY SPONSORED CONDUITS

The Bank has off-balance sheet exposure to third-party sponsored conduits arising from providing liquidity facilities and funding commitments of $4.0 billion as at October 31, 2020 (October 31, 2019 – $3.8 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. As at October 31, 2020, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third-party sponsored conduits have been included in the financial statements.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank’s clients, to earn fee income, and to lease premises and equipment. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit, commitments to extend credit, and obligations under long-term non-cancellable leases for premises and equipment. These products may expose the Bank to liquidity, credit, and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 27 of the 2020 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend and future minimum lease commitments.

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance sheet. Refer to Note 27 of the 2020 Consolidated Financial Statements for further information.

GROUP FINANCIAL CONDITION

Related Party Transactions

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 23 of the 2020 Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, SCHWAB, TD AMERITRADE, AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, Schwab, TD Ameritrade, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, Schwab, TD Ameritrade, and Symcor during the year ended October 31, 2020, other than as described in the following sections and in Note 12 of the 2020 Consolidated Financial Statements.

i) TRANSACTIONS WITH SCHWAB AND TD AMERITRADE

The Bank has significant influence over Schwab and accounts for its investment in Schwab using the equity method. Pursuant to the Stockholder Agreement in relation to the Bank’s equity investment in Schwab, subject to certain conditions, the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees. As of October 31, 2020, the Bank’s designated directors were the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board.

Prior to completion of the Schwab transaction on October 6, 2020, the Bank had significant influence over TD Ameritrade and accounted for its investment in TD Ameritrade using the equity method. Pursuant to the stockholders agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank had the right to designate five of twelve members of TD Ameritrade’s Board of Directors. Immediately prior to completion of the Schwab transaction, the Bank’s designated directors were the Bank’s Group President and Chief Executive Officer and four independent directors of TD or TD’s U.S. subsidiaries.

Insured Deposit Account Agreement

In connection with the Schwab transaction, the Bank and Schwab entered into the Schwab IDA Agreement which became effective on completion of the Schwab transaction on October 6, 2020 and has an initial expiration date of July 1, 2031. Pursuant to the Schwab IDA Agreement, the Bank makes FDIC-insured (up to specified limits) money market deposit accounts available to clients of Schwab. Schwab provides recordkeeping and support services with respect to the Schwab IDA Agreement. The servicing fee under the Schwab IDA Agreement is set at 15 bps per annum on the aggregate average daily balance in the sweep accounts. The Bank paid fees of $136 million to Schwab for the period from October 6, 2020 to October 31, 2020 related to sweep deposit accounts. The amount paid by the Bank is based on the average insured deposit balance of $194 billion for the period from October 6, 2020 to October 31, 2020 and yields based on agreed upon market benchmarks, less the actual interest paid to clients of Schwab.

Prior to the Schwab IDA Agreement becoming effective on completion of the Schwab transaction, the Bank was party to the TD Ameritrade IDA Agreement with TD Ameritrade. Pursuant to the TD Ameritrade IDA Agreement, the Bank made FDIC-insured (up to specified limits) money market deposit accounts available to clients of TD Ameritrade as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade provided marketing and support services with respect to the TD Ameritrade IDA Agreement. The Bank earned a servicing fee of 25 bps per annum on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula). The Bank paid fees of $1.9 billion in 2020 prior to completion of the Schwab transaction (2019 – $2.2 billion; 2018 – $1.9 billion) to TD Ameritrade related to sweep deposit accounts. The amount paid by the Bank was based on the average insured deposit balance of $176 billion in 2020 prior to completion of the Schwab transaction (2019 – $140 billion; 2018 – $140 billion) and yields based on agreed upon market benchmarks, less the actual interest paid to clients of TD Ameritrade.

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As at October 31, 2020, amounts receivable from Schwab under the Schwab IDA Agreement were $75 million (amounts receivable from TD Ameritrade under the TD Ameritrade IDA Agreement as at October 31, 2019 – $41 million). As at October 31, 2020, amounts payable to Schwab under the Schwab IDA Agreement were $344 million (amounts payable to TD Ameritrade under the TD Ameritrade IDA Agreement as at October 31, 2019 – $168 million).

The Bank and other financial institutions provided Schwab and its subsidiaries with unsecured revolving loan facilities. The total commitment provided by the Bank was $305 million, which was undrawn as at October 31, 2020 (unsecured revolving loan facilities to TD Ameritrade as at October 31, 2019 – $291 million undrawn).

ii) TRANSACTIONS WITH SYMCOR

The Bank has one-third ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year ended October 31, 2020, the Bank paid $78 million (October 31, 2019 – $81 million; October 31, 2018 – $86 million) for these services. As at October 31, 2020, the amount payable to Symcor was $12 million (October 31, 2019 – $12 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2020, and October 31, 2019.

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans, derivative instruments and securities purchased under reverse repurchase agreements; while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments, and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank’s lending portfolio, non-trading securities, hedging derivatives, and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, non-trading financial instruments at FVTPL, financial instruments designated at FVTPL, financial assets at FVOCI, and all derivatives are measured at fair value in the Bank’s 2020 Consolidated Financial Statements. DSAC, loans, and other liabilities are carried at amortized cost using the effective interest rate (EIR) method. For details on how fair values of financial instruments are determined, refer to the “Accounting Judgments, Estimates, and Assumptions” – “Fair Value Measurement” section of this document. The use of financial instruments allows the Bank to earn profits in trading, interest, and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this document.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the “Managing Risk” section, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause the Bank’s results to differ significantly from the Bank’s plans, objectives, and estimates or could impact the Bank’s reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the plan, objectives, estimates or expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the “Caution Regarding Forward-Looking Statements” section of this document.

TOP AND EMERGING RISKS

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

General Business and Economic Conditions

TD and its customers operate in Canada, the U.S., and to a lesser extent in other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in financial markets, and related market liquidity, real estate prices, employment levels, consumer spending and debt levels, evolving consumer trends and business models, business investment, government spending, exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, reputational risk associated with increased regulatory, public, and media focus, pandemics or other public health emergencies, disruptions to public infrastructure, governmental policy, international trade and political relations, natural disasters, and the amount of business activities conducted in a specific region. Management regularly monitors the macroeconomic environment and incorporates potential material changes into business plans, strategies and stress tests. As a result, the Bank is better able to understand the likely impact of these scenarios and better manage the associated risks, although there can be no assurance that these activities will mitigate these risks.

Geopolitical Risk

Government policy, international trade and political relations across the globe may impact overall market and economic stability in the regions where the Bank operates. While the nature and extent of risks may vary, they have the potential to disrupt global economic growth, create volatility in financial markets, interest rates, foreign exchange, commodity prices, credit spreads, and equities that may affect the Bank’s trading and non-trading activities, and directly and indirectly influence general business and economic conditions in ways that impact the Bank and its customers. Geopolitical risks in 2020 included heightened trade tensions and rising protectionist measures, ongoing political fragmentation across Europe, including the protracted negotiations over Brexit, uncertainty surrounding the

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U.S. presidential election, and a sustained rise in civil and political unrest in the U.S., Asia-Pacific and Middle Eastern regions. Management regularly monitors geopolitical risks, assesses their potential impacts on the Bank’s strategy and operations, and routinely incorporates these risks into stress testing activities.

Impact of pandemics, including the COVID-19 pandemic

Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide could have an adverse impact on the Bank’s results, business, financial condition or liquidity, and could result in changes to the way the Bank operates. On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. The COVID-19 pandemic continues to adversely affect the Bank’s business and some of its clients, and its severity and scale pose ongoing risks to the global economy. The extent to which the COVID-19 pandemic continues to impact the Bank’s results, business, financial condition or liquidity will depend on future developments in Canada, the U.S. and globally, including the development and widespread availability of efficient and accurate testing options, and effective treatment options or vaccines.

The COVID-19 pandemic has negatively impacted the Canadian, U.S., and global economies; disrupted Canadian, U.S., and global supply chains; disrupted financial markets; contributed to a decrease in interest rates and yields on Canadian and U.S. treasury securities; resulted in ratings downgrades, credit deterioration and defaults in many industries; forced the closure of many businesses, leading to loss of revenues, increased unemployment and bankruptcies; necessitated the imposition of quarantines, physical distancing, business closures, travel restrictions, and sheltering-in-place requirements in Canada, the U.S., and other countries; heightened concerns over household debt levels; and reduced customer spending and consumer confidence.

If the pandemic is prolonged, including through subsequent waves, or if further diseases emerge with similar effects, the adverse impact on the economy could worsen. The Bank would expect this to have adverse effects on its business and results of operations, including decreased demand for products and services; increased vulnerability of the Bank’s customer to negative or unexpected events; increased loan delinquencies; lower asset management fees; lower trading-related, advisory and underwriting revenue; increased risk of impairment recognition on securities or other assets and potential reductions in income; increased non-interest expenses; downgrades to credit ratings; and higher credit losses due to deterioration in the financial condition of borrowers, which may necessitate further increases in provision for credit losses and net charge-offs. The Bank’s liquidity and/or capital could also be adversely impacted by customers’ withdrawal of deposits; difficulty in accessing liquidity at reasonable cost through the Bank’s funding programs; volatility in financial markets; adverse risk migration; and increased customer draws on lines of credit. In addition, actual stress levels experienced by the Bank’s borrowers may differ from assumptions incorporated in estimates or models used by the Bank during or prior to the pandemic. As the impacts of the COVID-19 pandemic continue to materialize, the effects of the disruption on the Bank’s business strategies and initiatives have been and may continue to be adversely impacted.

Governmental and regulatory authorities have implemented, and are continuing to implement, significant measures to provide economic assistance to individual households and businesses, stabilize the financial markets, and support economic growth. While, in the short-term, these measures have mitigated some effects of the crisis, over the long-term, they may not be sufficient to fully offset its negative impact or avert continued recessionary conditions. In addition, upon cessation of these measures, the Bank may see an increase in borrower delinquencies or impairments, which could negatively impact its business, financial condition, liquidity and results of operations. Furthermore, the Bank’s participation in these assistance programs has exposed the Bank to heightened risk of fraudulent behaviour by persons purporting to be eligible for such programs. Finally, it is unclear what impact, if any, the cost of implementing these programs will have on future fiscal, tax and regulatory policy, and the implications this may have for the Bank, its customers, and the financial services industry.

The pandemic has created additional operational and compliance risks, including the need to quickly implement and execute new programs and procedures for the Bank’s products and services; provide enhanced safety measures for its employees and customers; comply with rapidly changing regulatory guidance; address the risk and increased incidence of, attempted fraudulent activity and cybersecurity threat behaviour; and protect the integrity and functionality of the Bank’s systems, networks, and data as a larger number of employees work remotely. The Bank is also exposed to human capital risks due to issues related to health and safety matters, and other environmental stressors as a result of measures implemented in response to the COVID-19 pandemic, as well as the potential for a significant proportion of the Bank’s employees, including key executives, to be unable to work effectively, because of illness, quarantines, sheltering-in-place arrangements, government actions or other restrictions in connection with the pandemic. The Bank also faces increased risk as a result of its reliance on third parties to support its businesses. Just as the Bank is subject to additional operational and compliance risks, including those listed above, its suppliers may be exposed to similar and other risks which could in turn impact the Bank’s operations.

The COVID-19 pandemic has and may continue to result in disruptions to the way in which the Bank conducts business, including the closure of certain branches and stores, changes in the availability of products and services that customers can access in-person, work from home arrangements for certain or significant portion of staff, higher volumes of customer requests, as well as disruptions to key suppliers of the Bank’s goods and services, which have adversely impacted, and may continue to adversely impact, the Bank’s business operations and the quality and continuity of service it provides to customers. In addition, consumer behaviour has changed during the COVID-19 pandemic (and may remain so changed even if economic conditions rebound and COVID-19 restrictions are lifted), and it is unclear how the macroeconomic and business environment, societal and business norms, and fiscal, tax and regulatory policy may change after the pandemic. Such developments could have an adverse impact on the Bank’s results of operations and financial condition, including making the Bank’s longer-term business, balance sheet and budget planning more difficult or costly. The Bank may also experience increased or different competitive and other challenges. To the extent that the Bank is not able to adapt or compete effectively, it could experience loss of business and its results of operations and financial condition could suffer.

The Bank may be criticized or face increased risk of litigation and governmental and regulatory scrutiny, client disputes, negative publicity, or exposure to litigation (including class actions, or regulatory and government actions and proceedings) as a result of the effects of the COVID-19 pandemic on market and economic conditions, including as a result of the Bank’s participation (directly or on behalf of customers and clients) in governmental assistance programs, the Bank’s deferral and other types of customer assistance programs, and the impact or effectiveness of the Bank’s health and safety measures on its customers and employees. These risks could increase the Bank’s operational, legal and compliance costs and damage its reputation.

The COVID-19 pandemic has resulted in an increase, and may result in further increases, in certain of the risks outlined in the Risk Factors and Management section of this document, including the Bank’s top and emerging, strategic, credit, market, operational, model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, and reputational risks.

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Executing on Long-Term Strategies, Shorter-Term Key Strategic Priorities, and Acquisitions

The Bank has a number of strategies and priorities, including those detailed in each segment’s “Business Segment Analysis” section of this document, which may include large scale strategic or regulatory initiatives that are at various stages of development or implementation. Examples include organic growth strategies, new acquisitions, integration of recently acquired businesses, projects to meet new regulatory requirements, new platforms and new technology or enhancement to existing technology. Risk can be elevated due to the size, scope, velocity, interdependency, and complexity of projects, the limited timeframes to complete the projects, and competing priorities for limited specialized resources.

The Bank regularly explores opportunities to acquire companies, or businesses, directly or indirectly through the acquisition strategies of its subsidiaries. In respect of acquisitions, the Bank undertakes transaction assessments and due diligence before completing a merger or an acquisition and closely monitors integration activities and performance post acquisition. However, the Bank’s ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted.

In general, while significant management attention is placed on the governance, oversight, methodology, tools, and resources needed to manage the Bank’s priorities and strategies, the Bank’s ability to execute on them is dependent on a number of assumptions and factors. These include those set out in the “Key Priorities for 2021”, “Focus for 2021”, and “Managing Risk” sections of this document, as well as disciplined resource and expense management and the Bank’s ability to implement (and the costs associated with the implementation of) enterprise-wide programs to comply with new or enhanced regulations or regulator demands, all of which may not be in the Bank’s control and are difficult to predict.

There is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings or revenue synergies following acquisition and integration activities. In addition, from time to time, the Bank may invest in companies without taking a controlling position in those companies, which may subject the Bank to the operating and financial risks of those companies’ businesses, the risk that the relevant company may make business, financial or management decisions that the Bank does not agree with, and the risk that the Bank may have differing objectives than the companies in which the Bank has interests.

As noted above under the header “Significant Events”, on October 6, 2020, in exchange for the Bank’s approximately 43% equity interest in TD Ameritrade, the Bank received approximately 13.5% equity interest in Schwab, consisting of 9.9% voting common stock and the remainder in non-voting common stock of Schwab. The value of the Bank’s investment in Schwab and its contribution to the Bank’s financial results are vulnerable to poor financial performance or other issues at Schwab affecting its business. In addition, the Bank relies on Schwab for its financial results that are included in the Bank’s financial statements. Although the Bank has director designation rights to the Schwab board of directors and certain other rights under the Stockholder Agreement with Schwab so long as it holds at least a 5% equity interest in Schwab (and currently has designated two directors to serve on the Schwab board), there can be no assurance that these rights will mitigate the Bank’s exposure to poor financial performance or other issues at Schwab that may affect the Bank’s financial results.

If any of the Bank’s acquisitions, strategic plans or priorities are not successfully executed, or do not achieve their financial or strategic objectives, there could be an impact on the Bank’s operations and financial performance and the Bank’s earnings could grow more slowly or decline.

Technology and Cyber Security Risk

Technology and cyber security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by sociopolitical entities, organized criminals, malicious insiders, or service providers, nation states, hackers and other internal or external parties. The increased risks are also a factor of the Bank’s size and scale of operations, geographic footprint, the complexity of its technology infrastructure, and the Bank’s use of internet and telecommunications technologies to conduct financial transactions, such as its continued development of mobile and internet banking platforms as well as opportunistic threats by actors seeking to exploit the recent COVID-19 pandemic via phishing campaigns and cyber espionage.

The Bank’s technologies, systems and networks, and those of the Bank’s customers (including their own devices) and third parties providing services to the Bank, continue to be subject to cyber-attacks, and may be subject to disruption of services, data security or other breaches (including loss or exposure of confidential information, including customer or employee information), identity theft and corporate espionage, or other compromises. The Bank’s use of third-party service providers, which are subject to these potential compromises, increases the Bank’s risk of potential attack, breach or disruption as the Bank has less extensive, immediate or continuous oversight over their technology infrastructure or information security.

Although the Bank has not experienced any material financial losses relating to technology failure, cyber-attacks or data security or other breaches, there is no assurance that the Bank will not experience loss or damage in the future. These may include cyber-attacks such as targeted and automated online attacks on banking systems and applications, introduction of malicious software, denial of service attacks, malicious insider or service provider exfiltrating data and phishing attacks, any of which could result in the fraudulent use, disclosure or theft of data or customer or Bank funds. These may also include attempts by employees, agents or third-party service providers of the Bank to access or disclose sensitive information or other data of the Bank, its customers or its employees. Attempts to illicitly or misleadingly induce employees, customers, third-party service providers or other users of the Bank’s systems will likely continue, in an effort to obtain sensitive information and gain access to the Bank’s or its customers’ or employees’ data or customer or Bank funds. In addition, the Bank’s customers often use their own devices, such as computers, smart phones, and tablets, which limits the Bank’s ability to mitigate certain risks introduced through these personal devices. The Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and cyber security risks through enterprise-wide programs, using industry accepted practices, and industry accepted threat, and vulnerability assessments and responses, but there can be no assurance that these programs, assessments and responses will mitigate all risks, or that the Bank will not experience loss or damage arising from technology or cyber security threats.

The Bank continues to monitor and make strategic investments to mature its cyber defences in accordance with industry accepted standards and practices, including recent practices implemented in response to threats prompted by the COVID-19 pandemic, to enable rapid detection and response to internal and external cyber incidents and unauthorized access or exfiltration of the Bank’s data. The adoption of certain technologies, such as cloud computing, artificial intelligence, machine learning, robotics, and process automation call for continued focus and investment to manage the Bank’s risks effectively. It is possible that the Bank, or those with whom the Bank does business, may not anticipate or implement effective measures against all such cyber and technology-related risks, particularly because the tactics, techniques, and procedures used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. Furthermore, the Bank’s cyber insurance purchased to mitigate risk may not be sufficient to cover all financial losses. As such, with any cyber-attack, disruption of services, data, security or other breaches (including loss or exposure of confidential information), identity theft, corporate espionage or other compromise of technology or information systems, hardware or related processes, or any significant issues caused by weakness in information technology

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infrastructure and systems, the Bank may experience, among other things, financial loss; a loss of customers or business opportunities; disruption to operations; misappropriation or unauthorized release of confidential, financial or personal information; damage to computers or systems of the Bank and those of its customers and counterparties; violations of applicable privacy and other laws; litigation; regulatory penalties or intervention, remediation, investigation or restoration cost; increased costs to maintain and update the Bank’s operational and security systems and infrastructure; and reputational damage. If the Bank were to experience such an incident, it may take a significant amount of time and resources to investigate the incident to obtain full and reliable information necessary to assess the impact. The Bank’s owned and operated applications, processes, products, and services could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, pandemics or other public health emergencies, malicious insiders, cyber-attacks or other criminal or terrorist acts, or non-compliance with regulations, which may impact the Bank’s operations. Such adverse effects could limit the Bank’s ability to deliver products and services to customers, and/or damage the Bank’s reputation, which in turn could lead to disruptions to its businesses and financial loss.

Model Risk

The pandemic and the associated governmental assistance program have introduced a heightened level of uncertainty in models and impacted model reliability across various business areas. Models impacted by the negative/low interest rate environment are required to be redeveloped quickly. Additionally, model performance issues are expected for models with macroeconomic sensitivity, and more broadly, for models that were trained on historical data that may become less relevant under the current environment (e.g. IFRS 9 and stress testing models).

In response, Model Risk Management (MRM) established the Model Risk Command Center (MRCC), which is comprised of key First and Second Line model stakeholders. This initiative enables the effective identifications of the impact on models due to the pandemic as well as the execution of appropriate short- and long-term mitigants so as to improve model resilience. Following on efforts from the MRCC, 68% of all impacted models have had their mitigants already executed, including redevelopments, enhanced monitoring, expert judgement overrides, and overlays. The remaining work is largely related to enhanced monitoring for Scorecard models, where MRM is working with the First Line to finalize a risk-based approach to prioritize activities. Command Center activities will continue to focus on executing longer-term redevelopments and reassessing mitigants given the evolving operating environment. Despite these activities, there can be no assurance that they will mitigate all model risk.

Fraud Activity

As a financial institution, the Bank is inherently exposed to various types of fraud. The sophistication, complexity, and materiality of fraud evolves quickly, may arise from numerous sources, including potential or existing clients or customers, agents, third parties, including suppliers, service providers and outsourcers, other external parties, contractors, employees and third-party service providers to the Bank’s customers which store bank account credentials and harvest data based on customers’ web banking information and activities. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such customers, counterparties or other external parties including financial statements and financial information and authentication information. The Bank may also rely on the representations of customers, counterparties, and other external parties as to the accuracy and completeness of such information. In order to authenticate customers, whether through the Bank’s phone or digital channels or in its branches and stores, the Bank may also rely on certain authentication methods which could be subject to fraud. In addition to the risk of material loss (financial loss, misappropriation of confidential information or other assets of the Bank or its customers and counterparties) that could result from fraudulent activity, the Bank could face legal action and client and market confidence in the Bank could be impacted. The Bank has invested in a coordinated approach to strengthen the Bank’s fraud defences and build upon existing practices globally. This included an investment in the fraud environment with the establishment of the Fraud Risk Management group to reinforce fraud risk oversight, and formalized programs, including a Fraud Risk Assessment program, to help the Bank measure fraud risk. The Bank continues to introduce new capabilities and defenses to strengthen the Bank’s controls with a focus on combatting more complex fraud, including cyber fraud. The Bank has seen an increase in the threat environment emanating from the COVID-19 pandemic against both customers and the Bank and is monitoring trends and adjusting fraud prevention and detection strategies across channels and products to help mitigate this fraud risk. Despite the Bank’s investments in these programs, capabilities and defences, there can be no assurance that they will successfully mitigate fraudulent activity that could lead to disruptions in the Bank’s businesses and financial loss.

Third-Party Service Providers

The Bank recognizes the value of using third parties to support its businesses, as they provide access to leading applications, processes, products and services, specialized expertise, innovation, economies of scale, and operational efficiencies. However, they may also create reliance upon the provider with respect to continuity, reliability, and security, and their associated processes, people and facilities. As the financial services industry and its supply chain become more complex, the need for robust, holistic, and sophisticated controls and ongoing oversight increases. Just as the Bank’s owned and operated applications, processes, products, and services could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, pandemics or other public health emergencies, malicious insiders, cyber-attacks or other criminal or terrorist acts, or non-compliance with regulations, each of its suppliers may be exposed to similar risks which could in turn impact the Bank’s operations. Such adverse effects could limit the Bank’s ability to deliver products and services to customers, and/or damage the Bank’s reputation, which in turn could lead to disruptions to its businesses and financial loss. Consequently, the Bank has established expertise and resources dedicated to third-party risk management, as well as policies and procedures governing third- party relationships from the point of selection through the life cycle of the business arrangement. The Bank develops and tests business continuity management plans which contemplate customer, employee, and operational implications, including technology and other infrastructure contingencies, although there can be no assurance that these activities will mitigate all risks.

Introduction of New and Changes to Current Laws and Regulations

The financial services industry is highly regulated. TD’s operations, profitability and reputation could be adversely affected by the introduction of new laws and regulations, changes to, or changes in interpretation or application of current laws and regulations, and issuance of judicial decisions. These adverse effects could also result from the fiscal, economic, and monetary policies of various central banks, regulatory agencies and governments in Canada, the U.S., the United Kingdom, and other countries, and changes in the interpretation or implementation of those policies. Such adverse effects may include incurring additional costs and resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and delivery of products and services the Bank provides; increasing the ability of new and existing competitors to compete on the basis of pricing, products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions); and increasing risks associated with potential non-compliance. In addition to the adverse impacts described above, the Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and its operations and damage its reputation.

The global anti-money laundering and economic sanctions landscape continues to experience regulatory change, with significant, complex new laws and regulations that have, or are anticipated to come into force in the short and medium-term in many of the jurisdictions in which the Bank operates.

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In addition, the global data and privacy landscape has and continues to experience regulatory change, with significant new and amendments to existing legislation anticipated in some of the jurisdictions in which the Bank does business.

In addition, despite the Bank’s monitoring and evaluation of the potential impact of rules, proposals, consent orders and regulatory guidance, governments and regulators around the world may introduce, and the issuance of judicial decisions may result in, unanticipated new regulations that are applicable to the Bank. In Europe, there are a number of uncertainties in connection with the future of the United Kingdom and its relationship with the European Union, and reforms implemented through the European Market Infrastructure Regulation and the review of Markets in Financial Instruments Directive and accompanying Regulation could result in higher operational and system costs and potential changes in the types of products and services the Bank can offer to clients in the region.

In addition, the Canadian Securities Administrators has proposed regulations relating to over-the-counter derivatives reform. The Bank is monitoring this regulatory initiative which, if implemented, could result in increased compliance costs, and compliance with these standards may impact the Bank’s businesses, operations and results.

The Canadian Securities Administrators recently introduced regulatory reforms to enhance the client-registrant relationship, referred to as the Client Focused Reforms. Enhanced requirements under the Client Focused Reforms create a higher standard of conduct across all categories of registered dealers and advisors. This will result in new training, operational and systems costs, as well as changes in the types of products and services that are offered through the Bank’s registered affiliates.

Finally, in Canada, there are a number of government initiatives underway that could impact financial institutions, including regulatory initiatives with respect to payments evolution and modernization, open banking, consumer protection, protection of customer data, and anti-money laundering. In addition, new regulations related to consumer protection in the banking industry will come into effect on a date to be set by regulation, and the Bank is currently assessing the impact of such regulations on its operations.

U.S. Regulatory Reform

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), a 2010 U.S. federal law, required significant structural reform to the U.S. financial services industry and affects every banking organization operating in the U.S., including the Bank. Due to certain aspects with extraterritorial effect, Dodd-Frank also impacts the Bank’s operations outside the U.S., including in Canada. The Bank has incurred, and will continue to incur, operational, capital, liquidity and compliance costs, and compliance with these standards may impact the Bank’s businesses, operations and results in the U.S. and overall.

The 2018 Economic Growth, Regulatory Relief and Consumer Protection Act (Reform Act) included modifications to aspects of Dodd-Frank, including stress testing. In addition, the applicable U.S. Federal regulatory agencies have adopted regulatory amendments to certain of these requirements. In October 2019, the Federal Reserve issued a final rule that implements the Reform Act’s changes to the application of enhanced prudential standards with respect to U.S. and non-U.S. banking organizations (the “Tailoring Rule”). The Tailoring Rule revised the enhanced prudential standards applicable to non-U.S. banking organizations, including the Bank, based on the risk profile of the organization. The Bank has incurred, and will continue to incur, operational, capital, liquidity, and compliance costs resulting from these standards.

The current U.S. regulatory environment for banking organizations may be further impacted by additional legislative or regulatory developments. The ultimate consequences of these developments and their impact on the Bank remain uncertain and it remains unclear whether any other legislative or regulatory proposals relating to these requirements will be enacted or adopted.

Bank Recapitalization “Bail-In” Regime

The Government of Canada’s (GOC’s) bail-in regime, which became effective in September 2018, was implemented through regulations published under the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and the Bank Act, providing the final details of conversion and issuance regimes for bail-in instruments issued by D-SIBs including the Bank (collectively, the Bail-in Regulations).

Pursuant to the CDIC Act, if the Superintendent is of the opinion that a D-SIB has ceased or is about to cease to be viable and its viability cannot be restored through the exercise of the Superintendent’s powers, the GOC can, among other things, appoint the Canada Deposit Insurance Corporation (CDIC) as receiver of the Bank and direct CDIC to convert certain shares (including preferred shares) and liabilities of the Bank (including certain senior debt securities) into common shares of the Bank or any of its affiliates (a Bail-in Conversion). However, under the CDIC Act, the conversion powers of CDIC would not apply to shares and liabilities issued or originated before September 23, 2018 (the date on which the Bail-in Regulations came into force) unless, on or after such date, they are amended or in the case of liabilities, their term is extended.

The Bail-in Regulations prescribe the types of shares and liabilities that are subject to a Bail-in Conversion. In general, any senior debt securities with an initial or amended term-to-maturity greater than 400 days that are unsecured or partially secured and have been assigned a CUSIP, ISIN, or similar identification number are subject to a Bail-in Conversion. Preferred shares and subordinated debt issued on or after September 23, 2018 that are not NVCC instruments would also be subject to a Bail-in Conversion. As at October 31, 2020, the Bank did not have any outstanding preferred shares or subordinated debt securities that would be subject to a Bail-in Conversion. Certain other debt obligations of the Bank such as structured notes (as defined in the Bail-in Regulations), covered bonds, and certain derivatives are not subject to a Bail-in Conversion.

The bail-in regime could adversely affect the Bank’s cost of funding.

Regulatory Oversight and Compliance Risk

The Bank and its businesses are subject to extensive regulation and oversight. Regulatory change and changes in regulator expectations occur in all jurisdictions in which the Bank operates. Governments and regulators around the world have demonstrated an increased focus on conduct risk, data control, use and security, and money laundering and terrorist financing risks and threats. There is heightened scrutiny by regulators globally on the impact of COVID-19 on customers as well as the Bank’s operations and its management and oversight of risks associated with the pandemic.

The Bank monitors and evaluates the potential impact of applicable regulatory developments (including rules, proposed rules, standards, and regulatory guidance). However, while the Bank devotes substantial compliance, legal, and operational business resources to facilitate compliance with these developments by their respective effective dates, and also to the consideration of other governmental and regulator expectations, it is possible that the Bank may not be able to accurately predict the impact of final rules implementing such developments, the interpretation or enforcement actions taken by governments, regulators and courts regarding such rules, or may not be able to develop or enhance the platforms, technology, or operational procedures and frameworks necessary to comply with, or adapt to, such rules or expectations in advance of their effective dates. This could require the Bank to take further actions or incur more costs than expected and may expose the Bank to enforcement and reputational risk. Regulatory change will continue to increase the Bank’s compliance and operational risks

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and costs. In addition, if governments or regulators take formal enforcement action against the Bank, the Bank’s operations, business strategies and product and service offerings may be adversely impacted, therefore impacting financial results.

Also, it may be determined that the Bank has not adequately, completely or timely addressed regulatory developments or enforcement actions to which it is subject, in a manner which meets governmental or regulator expectations. As such, the Bank may continue to face a greater number or wider scope of investigations, enforcement actions, and litigation. In addition, public notifications of enforcement actions are becoming more prevalent which could negatively impact the Bank’s reputation.

The Bank may incur greater than expected costs associated with enhancing its compliance, or may incur fines, penalties or judgments not in its favour associated with non-compliance, all of which could also lead to negative impacts on the Bank’s financial performance and its reputation.

Level of Competition, Shifts in Consumer Attitudes, and Disruptive Technology

The Bank operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and acquisition can be influenced by many factors, including the Bank’s reputation as well as the pricing, market differentiation, and overall customer experience of the Bank’s products and services.

Enhanced competition from incumbents and new entrants may impact the Bank’s pricing of products and services and may cause it to lose revenue and/or market share. Increased competition requires the Bank to make additional short and long-term investments to remain competitive and continue delivering differentiated value to its customers, which may increase expenses. In addition, the Bank operates in environments where laws and regulations that apply to it may not universally apply to its current and emerging competitors, which could include the domestic institutions in jurisdictions outside of Canada or the U.S., or non-traditional providers (such as Fintech, big technology competitors) of financial products and services. Non-depository or non-financial institutions are often able to offer products and services that were traditionally banking products and compete with banks in offering digital financial solutions (primarily mobile or web-based services), without facing the same regulatory requirements or oversight. These competitors may also operate at much lower costs relative to revenue or balances than traditional banks. These third parties can seek to acquire customer relationships, react quickly to changes in consumer attitudes, and disintermediate customers from their primary financial institution, which can also increase fraud and privacy risks for customers and financial institutions in general. The nature of disruption is such that it can be difficult to anticipate and/or respond to adequately or quickly, representing inherent risks to certain Bank businesses, including payments. As such, this type of competition could also adversely impact the Bank’s earnings. To mitigate these effects and identify how the changing landscape can enhance the Bank’s value proposition, including delivering new revenue streams for the Bank and greater value for customers, stakeholders across each of the Bank’s business segments seek to understand and leverage emerging technologies and trends together with how they impact consumer behaviour patterns. This includes monitoring the competitive environment in which the Bank operates and reviewing or amending its customer acquisition, management, and retention strategies as appropriate and building optionality and flexibility in the operating environment and into the products and services offered to keep pace with evolving customer expectations. However, there is no assurance that these activities will mitigate these effects and risks.

The Bank is committed to investing in differentiated and personalized experiences for its customers, putting a particular emphasis on mobile technologies, enabling customers to transact seamlessly across their preferred channels.

The Bank is also advancing artificial intelligence (AI) capabilities, to help further inform the Bank’s business decisions and risk management practices. While the Bank is seeking to drive adoption and use of AI in a responsible way, there is no assurance that AI will appropriately or sufficiently replicate certain outcomes or accurately predict future events or exposures.

The Bank is also looking at emerging trends, some accelerated by the disruption caused by the COVID-19 pandemic, that may disrupt traditional interfaces, interaction preferences, or customer expectations. The Bank considers various options to accelerate innovation, including making strategic investments in innovative companies, exploring partnership opportunities, and experimenting with new technologies and concepts internally, but there can be no assurance that these investments and activities will be successful. Legislative or regulatory action relating to such new technologies could emerge and continue to evolve, potentially increasing compliance costs and risks.

Environmental and Social Risk

Environmental and social risk is the potential for loss of strategic, financial, operational, legal or reputational value resulting from the impact of environmental and social issues or concerns, including climate change, within the scope of short-term and long-term cycles. The Bank is exposed to environmental and social risks both through its businesses and operations and through its clients and customers. Environmental and social risks may lead to potential losses, resulting from the Bank’s direct and indirect impact on the environment and society, and impact of environmental and social issues on the Bank.

Direct risks are associated with the ownership and operation of the Bank’s businesses, which include management and operation of company-owned or managed real estate, business operations, and associated services. Acute physical climate risks as a result of the increased severity of extreme weather events such as hurricanes, wildfires and floods, could result in operational risks for the Bank through business disruptions and financial losses. The Bank’s enterprise-wide Business Continuity and Crisis Management Program supports management’s ability to operate the Bank’s businesses and operations in the event of a business disruption incident.

Indirect risks are associated with environmental and societal issues, perceptions and developments that may have an impact on the Bank’s customers and clients to whom the Bank provides financial services or in which the Bank invests. Climate change and events such as pandemics and social unrest could result in strategic and credit risks for the Bank by impacting its customers’ earnings and losses, and the Bank’s action or inaction, response and disclosure on these matters can also give risk to legal and reputational risks for the Bank.

Environmental and social risks are managed under the Bank’s Environmental and Social Risk Framework and through related business segment level policies and procedures across the enterprise. Additionally, emerging social risks are managed through governance forums, including Reputational Risk Committees.

Climate risk has emerged as one of the top environmental risks for the Bank. This includes physical risks related to the chronic and acute physical impacts of climate change (e.g., shifts in climate norms, and extreme weather events such as hurricanes, wildfires and floods), and transition risks associated with the global transition to a low- carbon economy (e.g., climate-related policy actions and litigation claims, technological innovations, and shifts in supply and demand for certain commodities, products and services). Both physical and transition risks could result in strategic, credit, operational, legal, and reputational risks for the Bank and its clients in climate sensitive sectors. TD supports Canada’s objectives to meet the goals of the Paris Agreement and recognizes the Bank’s responsibility to contribute by integrating climate considerations across its business. The Bank continues to monitor industry and regulatory developments and assess the potential impacts of climate change and related risks on its operations, lending portfolios, investments, and businesses.

The Bank is developing standardized methodologies and approaches for climate scenario analysis through participation in industry-wide working groups and is working to embed the assessment of climate-related risks and opportunities into relevant Bank processes.

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OTHER RISK FACTORS

Legal Proceedings

The Bank or its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigation or disputes with third parties, including regulatory investigations and enforcement proceedings, related to its businesses and operations. The Bank manages the risks associated with these proceedings through a litigation management function. There is no assurance that the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank’s business, financial condition, results of operations, cash flows, capital and credit ratings; require material changes in the Bank’s operations; result in loss of customers; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are often subject to external approval, which may or may not be granted. Although the Bank establishes reserves for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, the Bank will likely continue to experience the possibility of significant litigation and regulatory investigations and enforcement proceedings related to its businesses and operations. Regulators and other government agencies examine the operations of the Bank and its subsidiaries on both a routine- and targeted-exam basis, and there is no assurance that they will not pursue regulatory settlements or other enforcement actions against the Bank in the future. For additional information relating to the Bank’s material legal proceedings, refer to Note 27 of the 2020 Consolidated Financial Statements.

Ability to Attract, Develop, and Retain Key Talent

The Bank’s future performance is dependent on the availability of qualified talent and the Bank’s ability to attract, develop, and retain it. The Bank’s management understands that the competition for talent continues to increase across geographies, industries, and emerging capabilities across a number of sectors including financial services. As a result, the Bank undertakes an annual talent review process to assess critical capability requirements for all areas of the business. Through this process, an assessment of current executive leadership, technical and core capabilities, as well as talent development opportunities is completed against both near term and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the talent which are then actioned throughout the course of the year. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so. The Bank continues to rely on the Bank’s annual talent review program as well as the Bank’s regular, effective management practices to proactively assess and address retention and recruitment risk and emphasize on-going communication with talent to ensure appropriate responses on a case-by-case basis.

Foreign Exchange Rates, Interest Rates, and Credit Spreads

Foreign exchange rate, interest rate, and credit spread movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank’s financial position and its future earnings. Changes in the value of the Canadian dollar relative to the Global foreign exchange rates may also affect the earnings of the Bank’s small business, commercial, and corporate clients. A change in the level of interest rates, negative interest rates or a prolonged low interest rate environment affects the interest spread between the Bank’s deposits and other liabilities, and loans, and as a result, impacts the Bank’s net interest income. A change in the level of credit spreads affects the relative valuation of assets and liabilities, and as a result, impacts the Bank’s earnings. The Bank manages its structural foreign exchange rate risk, interest rate risk, and credit spread risk exposures in accordance with the TD Non-Trading Market Risk Management Framework and the non-trading market risk management policies established by the Risk Committee.

IBOR Transition

Various interest rates and other indices that are deemed to be “benchmarks” (including IBOR benchmarks) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. Following the announcement by the U.K. Financial Conduct Authority (FCA) on July 27, 2017, indicating that the FCA would no longer compel banks to submit rates for the calculation of London Interbank Offered Rate (“LIBOR”) post December 31, 2021, efforts to transition away from IBORs to alternative reference rates (“ARR”) have been continuing in various jurisdictions. The Bank continues to monitor industry consultations initiated by the ICE Benchmark Administration Limited, which serves as the administrator for the IBORs, regarding the process and timing for the orderly wind-down of LIBOR, as well as guidance from relevant regulatory agencies to cease issuance of such LIBOR products in 2021 despite the potential continuance of certain currencies and tenors of LIBOR beyond December 31, 2021. These developments, and the related uncertainty over the potential variance in the timing and manner of implementation in each jurisdiction, introduce risks that may have adverse consequences on the Bank, its clients, and the financial services industry. Moreover, the replacement of IBORs or other benchmark rates could result in market dislocation and have other adverse consequences to market participants.

As the Bank has significant contractual rights, obligations and exposures referenced to IBOR benchmarks, discontinuance of, or changes to, benchmark rates could adversely affect the Bank’s business and results of operations. The Bank has established an enterprise-wide, cross functional initiative with senior management and Board oversight to evaluate the impact of the market, financial, operational, legal, technology and other risks on its products, services, systems, models, documents, processes, and risk management frameworks with the intention of managing the impact through appropriate mitigating actions. The Bank is also actively participating in trade associations, industry working groups, such as the Alternative Reference Rate Committee (“ARRC”) in the US, and the Canadian Alternative Reference Rate (“CARR”) Committee and is incorporating best practice guidance from these working groups and regulators globally, such as the FCA, on transition activities, including incorporating appropriate ARR fallback language in contracts, making available new products referencing ARRs, ceasing the issuance of IBOR based financial instruments and preparing for overall operational readiness. There is no assurance that these activities will mitigate these risks.

In addition to operational challenges, there are also market risks that arise because the new reference rates are likely to differ from the prior benchmark rates resulting in differences in the calculation of the applicable interest rate or payment amount. The difference could result in different financial performance for previously booked transactions, require different hedging strategies, or affect the Bank’s capital and liquidity planning and management. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank’s clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.

Accounting Policies and Methods Used by the Bank

The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements, and its reputation. The Bank has established procedures designed to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are controlled and occur in an appropriate and systematic manner. Significant accounting policies as well as current and future changes in accounting policies are described in Note 2 and Note 4, respectively, and significant accounting judgments, estimates, and assumptions are described in Note 3 of the 2020 Consolidated Financial Statements.

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RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.

The Bank’s Enterprise Risk Framework (ERF) reinforces the Bank’s risk culture, which emphasizes transparency and accountability, and supports a common understanding among stakeholders of how the Bank manages risk. The ERF addresses: (1) the nature of risks to the Bank’s strategy and operations; (2) how the Bank defines the types of risk it is exposed to; (3) risk management governance and organization; and (4) how the Bank manages risk through processes that identify and assess, measure, control, and monitor and report risk. The Bank’s risk management resources and processes are designed to both challenge and enable all its businesses to understand the risks they face and to manage them within the Bank’s risk appetite.

RISKS INVOLVED IN TD’S BUSINESSES

The Bank’s Risk Inventory sets out the Bank’s major risk categories and related subcategories to which the Bank’s businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. The Bank’s major risk categories are: Strategic Risk; Credit Risk; Market Risk; Operational Risk; Model Risk; Insurance Risk; Liquidity Risk; Capital Adequacy Risk; Legal, Regulatory Compliance and Conduct Risk; and Reputational Risk.

RISK APPETITE

The Bank’s RAS is the primary means used to communicate how the Bank views risk and determines the type and amount of risk it is willing to take to deliver on its strategy and enhance shareholder value. In defining its risk appetite, the Bank takes into account its vision, purpose, strategy, shared commitments, and capacity to bear risk under both normal and recessionary conditions. The core risk principles for the Bank’s RAS are as follows:

The Bank takes risks required to build its business, but only if those risks:

1.	Fit the business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; TD does not ‘bet the Bank’ on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.

The Bank’s Risk Appetite Governance Framework, describes the assumptions, responsibilities, and processes established to define, maintain, and govern TD’s risk appetite. The Bank considers current operating conditions and the impact of emerging risks in developing and applying its risk appetite. Adherence to enterprise risk appetite is managed and monitored across the Bank and is informed by the RAS and a broad collection of principles, policies, processes, and tools. The Bank’s RAS describes, by major risk category, the Bank’s risk principles and establishes both qualitative and quantitative measures with key indicators, thresholds, and limits, as appropriate. RAS measures consider both normal and stress scenarios and include those that can be aggregated at the enterprise level and disaggregated at the business segment level.

Risk Management is responsible for establishing practices and processes to formulate, monitor, and report on the Bank’s RAS measures. The Risk Management function also monitors and evaluates the effectiveness of these practices and processes, as well as the RAS measures. Compliance with RAS principles and measures is reported regularly to senior management, the Board, and the Risk Committee; other measures are tracked on an ongoing basis by management, and escalated to senior management and the Board, as required. Risk Management regularly assesses management’s performance against the Bank’s RAS measures.

RISK CULTURE

The Bank’s risk culture starts with the “tone at the top” set by the Board, Chief Executive Officer (CEO), and the Senior Executive Team (SET), and is supported by its vision, purpose, and shared commitments. These governing objectives describe the behaviours that the Bank seeks to foster, among its employees, in building a culture where the only risks taken are those that can be understood and managed. The Bank’s risk culture promotes accountability, learning from past experiences, and encourages open communication and transparency on all aspects of risk taking. The Bank’s employees are encouraged to challenge and escalate when they believe the Bank is operating outside of its risk appetite.

Ethical behaviour is a key component of the Bank’s risk culture. The Bank’s Code of Conduct and Ethics guides employees and Directors to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. Every Bank employee and Director is expected and required to assess business decisions and actions on behalf of the organization in light of whether it is right, legal, and fair. The Bank’s desired risk culture is reinforced by linking compensation to management’s performance against the Bank’s risk appetite. Performance against risk appetite is a key consideration in determining compensation for executives, including adjustments to incentive awards both at the time of award and again at maturity for deferred compensation. An annual consolidated assessment of management’s performance against the RAS is prepared by Risk Management, reviewed by the Risk Committee, and is used by the Human Resources Committee as a key input into compensation decisions. All executives are individually assessed against objectives that include consideration of risk and control behaviours. This comprehensive approach allows the Bank to consider whether the actions of executive management resulted in risk and control events within their area of responsibility.

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In addition, governance, risk, and oversight functions operate independently from business segments supported by an organizational structure that provides objective oversight and independent challenge. Governance, risk, and oversight function heads, including the Chief Risk Officer (CRO), have unfettered access to respective Board Committees to raise risk, compliance, and other issues. Lastly, awareness and communication of the Bank’s RAS and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen the Bank’s risk culture by increasing the knowledge and understanding of the Bank’s expectations for risk taking.

WHO MANAGES RISK

The Bank’s risk governance structure emphasizes and balances independent oversight with clear ownership for risk control within each business segment. Under the Bank’s approach to risk governance, a “three lines of defence” model is employed, in which the first line of defence is the risk owner, the second line provides risk oversight, and the third line is internal audit.

The Bank’s risk governance model includes a senior management committee structure that is designed to support transparent risk reporting and discussions. The Bank’s overall risk and control oversight is provided by the Board and its committees. The CEO and SET determine the Bank’s long-term direction which is then carried out by business segments within the Bank’s risk appetite. Risk Management, headed by the Group Head and CRO, sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach. The CRO, who is also a member of the SET, has unfettered access to the Risk Committee.

The Bank has a subsidiary governance framework to support its overall risk governance structure, including boards of directors, and committees for various subsidiary entities where appropriate. Within the U.S. Retail business segment, risk and control oversight is provided by a separate and distinct Board of Directors which includes a fully independent Board Risk Committee and Board Audit Committee. The U.S. Chief Risk Officer (U.S. CRO) has unfettered access to the Board Risk Committee.

The following section provides an overview of the key roles and responsibilities involved in risk management. The Bank’s risk governance structure is illustrated in the following figure.

RISK GOVERNANCE STRUCTURE

The Board of Directors

The Board oversees the Bank’s strategic direction, the implementation of an effective risk culture, and the internal control framework across the enterprise. It accomplishes its risk management mandate both directly and indirectly through its four committees, the Audit, Risk, Corporate Governance, and Human Resources Committees. The Board reviews and approves the Bank’s RAS and related measures annually, and monitors the Bank’s risk profile and performance against risk appetite measures.

The Audit Committee

The Audit Committee oversees financial reporting, the adequacy and effectiveness of internal controls, including internal controls over financial reporting, and the activities of the Bank’s Global Anti-Money Laundering (GAML) group, Compliance group, and Internal Audit.

The Risk Committee

The Risk Committee is responsible for reviewing and recommending TD’s RAS for approval by the Board annually. The Risk Committee oversees the management of TD’s risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews and approves certain enterprise-wide risk management frameworks and policies that support compliance with TD’s risk appetite, and monitors the management of risks and risk trends.

The Human Resources Committee

The Human Resources Committee is responsible for overseeing the management of the Bank’s culture. In addition to its other responsibilities, it satisfies itself that Human Resources risks are appropriately identified, assessed, and managed in a manner consistent with the risk programs within the Bank, and with the sustainable achievement of the Bank’s business objectives.

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The Corporate Governance Committee

The Corporate Governance Committee, in addition to its other responsibilities, develops, and where appropriate, recommends to the Board for approval corporate governance guidelines, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Bank, and also acts as the conduct review committee for the Bank, including providing oversight of conduct risk.

Chief Executive Officer and Senior Executive Team

The CEO and the SET develop and recommend to the Board the Bank’s long-term strategic direction and also develop and recommend for Board approval TD’s risk appetite. The SET members set the “tone at the top” and manage risk in accordance with the Bank’s risk appetite while considering the impact of emerging risks on the Bank’s strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO, in consultation with the CRO determines the Bank’s Executive Committees, which are chaired by SET members. The committees meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and associated risk activities and practices.

The Enterprise Risk Management Committee (ERMC), chaired by the CEO, oversees the management of major enterprise governance, risk, and control activities and promotes an integrated and effective risk management culture. The following Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:

•

ALCO – chaired by the Group Head and Chief Financial Officer (CFO), the Asset/Liability and Capital Committee (ALCO) oversees directly and through its standing subcommittees (the Enterprise Capital Committee (ECC) and Global Liquidity Forum (GLF)) the management of the Bank’s consolidated non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.

•	OROC – chaired by the Group Head and CRO, the Operational Risk Oversight Committee (OROC) oversees the identification, monitoring, and control of key risks within the Bank’s operational risk profile.
•

Disclosure Committee – chaired by the Group Head and CFO, the Disclosure Committee oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced, and compliant disclosure to regulators with respect to public disclosure, shareholders, and the market.

•

ERRC – chaired by the Group Head and CRO, the Enterprise Reputational Risk Committee (ERRC) oversees the management of reputational risk within the Bank’s risk appetite, and also provides a forum for discussion, review, and escalation for non-traditional risks.

Risk Management

The Risk Management function, headed by the CRO, provides independent oversight of enterprise-wide risk management, risk governance, and control including the setting of risk strategy and policy to manage risk in alignment with the Bank’s risk appetite and business strategy. Risk Management’s primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk culture. Risk Management works with the business segments and other corporate oversight functions to establish policies, standards, and limits that align with the Bank’s risk appetite and monitors and reports on existing and emerging risks and compliance with the Bank’s risk appetite. The CRO leads and directs a diverse team of risk management professionals organized to oversee risks arising from each of the Bank’s major risk categories. There is an established process in place for the identification and assessment of top and emerging risks. In addition, the Bank has clear procedures governing when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment has a dedicated risk management function that reports directly to a senior risk executive, who, in turn, reports to the CRO. This structure supports an appropriate level of independent oversight while emphasizing accountability for risk within the business segment. Business management is responsible for setting the business-level risk appetite and measures, which are reviewed and challenged by Risk Management, endorsed by the ERMC, and approved by the CEO, to align with the Bank’s risk appetite and manage risk within approved risk limits.

Internal Audit

The Bank’s internal audit function provides independent and objective assurance to the Board regarding the reliability and effectiveness of key elements of the Bank’s risk management, internal control, and governance processes.

Compliance

The Compliance Department is responsible for fostering a culture of integrity, ethics, and compliance throughout the Bank; delivering independent regulatory compliance and conduct risk management and oversight throughout the Bank and providing reliable and objective guidance and reporting to senior leadership and the Board of Directors on state of regulatory compliance and conduct risk, based on independent monitoring and testing conducted and advising whether the Regulatory Compliance Management controls are sufficient to achieve compliance with applicable regulatory requirements enterprise-wide.

Global Anti-Money Laundering (GAML)

The GAML Department is responsible for Anti-Money Laundering, Anti-Terrorist Financing, Economic Sanctions, and anti-bribery/anti-corruption regulatory compliance and broader prudential risk management across the Bank in alignment with enterprise policies so that the money laundering, terrorist financing, economic sanctions, and bribery and corruption risks are appropriately identified and mitigated.

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Three Lines of Defence

In order to further the understanding of responsibilities for risk management, the Bank employs the following “three lines of defence” model that describes the respective accountabilities of each line of defence in managing risk across the Bank.

THREE LINES OF DEFENCE
FIRST LINE	RISK OWNER
IDENTIFY AND CONTROL

• Own, identify, manage, measure, and monitor current and emerging risks in day-to-day activities, operations, products, and services.

• Design, implement, and maintain appropriate mitigating controls, and assess the design and operating effectiveness of those controls.

• Assess activities to maintain compliance with applicable laws and regulations.

• Monitor and report on risk profile to evaluate whether activities are within TD's risk appetite and policies.

• Implement risk-based approval processes for all new products, activities, processes, and systems.

• Escalate risk issues and develop and implement action plans in a timely manner.

• Deliver training, tools, and advice to support its accountabilities.

• Promote a strong risk management culture.

SECOND LINE	RISK OVERSIGHT
SET STANDARDS AND CHALLENGE

• Establish and communicate enterprise governance, risk, and control strategies, frameworks, and policies.

• Provide oversight and independent challenge to the first line through an effective objective assessment, that is evidenced and documented where material, including:

–  Challenge the quality and sufficiency of the first line’s risk activities;

–  Identify and assess current and emerging risks and controls, using a risk-based approach, as appropriate;

–  Monitor the adequacy and effectiveness of internal control activities;

–  Review and discuss assumptions, material risk decisions and outcomes; and

–  Aggregate and share results across business lines and control areas to identify similar events, patterns, or broad trends.

–  Identify and assess, and communicate relevant regulatory changes.

–  Develop and implement risk measurement tools so that activities are within TD’s Risk Appetite.

–  Monitor and report on compliance with TD’s Risk Appetite and policies.

–  Escalate risk issues in a timely manner.

• Report on the risks of the Bank on an enterprise-wide and disaggregated level to the Board and/or Senior Management, independently of the business lines or operational management.

• Provide training, tools, and advice to support the first line in carrying out its accountabilities.

• Promote a strong risk management culture.

THIRD LINE	INTERNAL AUDIT
INDEPENDENT ASSURANCE	• Verify independently that TD's ERF is designed and operating effectively. • Validate the effectiveness of the first and second lines in fulfilling their mandates and managing risk.

In support of a strong risk culture, the Bank applies the following principles in governing how it manages risks:

•

Enterprise-Wide in Scope – Risk Management will span all areas of the Bank, including third-party alliances and joint venture undertakings to the extent they may impact the Bank, and all boundaries both geographic and regulatory.

•	Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight – Risk policies, monitoring, and reporting will be established and conducted independently and objectively.
•	Integrated Risk and Control Culture – Risk management disciplines will be integrated into the Bank’s daily routines, decision-making, and strategy formulation.
•	Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

APPROACH TO RISK MANAGEMENT PROCESSES

The Bank’s comprehensive and proactive approach to risk management is comprised of four processes: risk identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment

Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives, aggregate risks, and non-traditional or emerging risks from the changing environment. The Bank’s objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risk. To that end, the Bank’s Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees to identify and articulate enterprise-wide risks and understand potential vulnerabilities for the Bank.

Risk Measurement

The ability to quantify risks is a key component of the Bank’s risk management process. The Bank’s risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines established by its regulators. Additionally, the Bank has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.

In quantifying risk, the Bank uses various risk measurement methodologies, including VaR analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, PCL, peer comparisons, trending analysis, liquidity coverage, leverage ratios, capital adequacy metrics, and operational risk event notification metrics. The Bank also requires business segments and corporate oversight functions to assess key risks and internal controls through a structured Risk and Control Self-Assessment (RCSA) program. Internal and external risk events are monitored to assess whether the Bank’s internal controls are effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.

Risk Control

The Bank’s risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits, and delegated authorities which reflect its risk appetite and risk tolerances.

The Bank’s approach to risk control also includes risk and capital assessments to appropriately capture key risks in its measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Bank’s ICAAP and related economic capital practices. The Bank’s performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

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Risk Monitoring and Reporting

The Bank monitors and reports on risk levels on a regular basis against its risk appetite and Risk Management reports on its risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board, as appropriate, for new and emerging risks or any significant changes to the Bank’s risk profile.

Stress Testing

Stress testing is an integral component of the Bank’s risk management framework and serves as a key component of the Bank’s capital, strategic and financial planning processes. Stress testing at the Bank comprises an annual enterprise-wide stress test featuring a range of severities, prescribed regulatory stress tests in multiple jurisdictions for various legal entities, and various ad-hoc stress tests. The results of these stress tests enable management to assess the impact of geopolitical events and changes to economic and other market factors on the Bank’s financial condition and assist in the determination of capital targets, capital risk appetite limits and liquidity adequacy. These exercises also complement the identification and quantification of vulnerabilities, the monitoring of changes in risk profile, the establishment of risk appetite limits and the assessment of the impact of strategic business decisions and potential management actions.

The Bank utilizes a combination of quantitative modelling and qualitative approaches to estimate the impact on the Bank’s performance under hypothetical stress situations. Stress testing engages senior management across the lines of business, Finance, TBSM, Economics, and Risk Management. Oversight committees range from those at the individual segment/business level to the Bank’s Risk Committee of the Board. The results of stress tests are submitted, disclosed or shared with regulators as required or requested.

Enterprise-Wide Stress Testing

The Bank conducts an annual EWST as part of a comprehensive capital planning, strategic, and financial exercise that is a key component of the Internal Capital Adequacy Assessment Programs (ICAAP) framework. The EWST results are considered in establishing the Bank’s capital targets and risk appetite limits. The program is subject to a well-defined governance structure that facilitates oversight and engagement throughout the organization. The Bank’s EWST program involves the development, application, and assessment of severe, but plausible, stress scenarios on the balance sheet, income statement, capital, liquidity, and leverage. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities, and changes to the risk profile of the Bank. Stress scenarios are developed with consideration of the Bank’s key business activities, exposures and vulnerabilities. The scenarios cover a wide variety of risk factors meaningful to the Bank’s risk profile in both the North American and global economies including unemployment, GDP, home prices, and interest rates.

Typical EWSTs feature two scenarios. One, is a plausible scenario calibrated to historical recessions in Canada and the U.S. and is used to evaluate downside risks. The second scenario is an extremely high severity, low probability scenario targeted towards stressing TD-specific risks and vulnerabilities in support of the ICAAP.

The 2020 EWST program has been modified in light of the current government, regulatory and Bank relief actions, and unique economic conditions of the COVID-19 pandemic. As part of the 2020 EWST program, the Bank developed and assessed multiple internally generated macroeconomic stress scenarios. These scenarios focused on COVID-19 and alternative downside scenarios designed to reflect various severities, duration of stress, and recovery paths. The assessment of the scenarios concluded that at that time, the Bank operated within its risk appetite and had sufficient capital to withstand severe and lasting stress conditions during the COVID-19 pandemic.

Other Stress Tests

Stress tests are also conducted on certain legal entities and jurisdictions, in line with prescribed regulatory requirements. The Bank’s U.S.-based operating bank subsidiaries’ capital planning process includes activities and results from the OCC’s Dodd-Frank Act stress testing (DFAST) requirements. The Bank’s U.S. holding company capital planning process includes the stress testing activities and results from the Federal Reserve Board’s capital plan rule and related Comprehensive Capital Analysis and Review (CCAR) requirements. In addition, certain Bank subsidiaries in Singapore, the Netherlands, Ireland, and the United Kingdom conduct stress testing exercises as part of their respective ICAAP. The Bank undertakes other internal and regulatory based stress tests including but not limited to liquidity and market risk, which are detailed in the respective sections.

The Bank also employs reverse stress testing as part of a comprehensive Crisis Management Recovery Planning program to assess potential mitigating actions and contingency planning strategies, as required. In addition, the Bank conducts ad-hoc stress tests, which include enterprise or targeted portfolio testing, to evaluate potential vulnerabilities to specific changes in economic and market conditions.

Strategic Risk

Strategic risk is the risk of sub-optimal outcomes (including financial loss or reputational damage) arising from the Bank’s choice of strategies, the improper implementation of chosen strategies, the inability to implement chosen strategies, or the taking of tail risk (i.e. low probability events that can result in extremely large quantifiable losses). Strategies include current operations and merger and acquisition activities.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board. The Enterprise Strategy and Decision Support group, under the leadership of the Group Head and CFO, is charged with developing the Bank’s overall long-term strategy and shorter-term strategic priorities with input and support from senior executives across the Bank.

Each member of the SET is responsible for establishing and managing long-term strategy and shorter-term priorities for their areas of responsibility (business segment or corporate function), and that such strategies are aligned with the Bank’s overall long-term strategy and short-term strategic priorities, and within the enterprise risk appetite. Each SET member is also accountable to the CEO for identifying, assessing, measuring, controlling, monitoring, and reporting on the effectiveness and risks of their business strategies.

The CEO, SET members, and other senior executives report to the Board on the implementation of the Bank’s strategies, identifying related risks, and explaining how those risks are managed.

The ERMC oversees the identification and monitoring of significant and emerging risks related to the Bank’s strategies so that mitigating actions are taken where appropriate.

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HOW TD MANAGES STRATEGIC RISK

The Bank’s enterprise-wide strategies and operating performance, and the strategies and operating performance of significant business segments and corporate functions, are assessed regularly by the CEO and the members of the SET through an integrated financial and strategic planning process, operating results reviews and strategic business plans.

The Bank’s RAS establishes strategic risk measures at the enterprise and business segment-level.

The Bank’s annual integrated financial and strategic planning process establishes enterprise and segment-level long-term and shorter-term strategies that are within the risk appetite and evaluates consistency and alignment among strategies.

Operating results are reviewed on a periodic basis during the year to monitor segment-level performance against the integrated financial and strategic plan. These reviews include an evaluation of the long-term strategy and short-term strategic priorities of each business segment, including but not limited to: the operating environment, competitive position, performance assessment, initiatives for strategy execution and key business risks. The frequency of the operating results reviews depends on the risk profile and size of the business segment or corporate function.

Strategic business plans are prepared at the business line-level; business lines are subsets of business segments. The plans assess the strategy for each business line, including but not limited to: vision, current position, key operating trends, long-term strategy, target metrics, key risks and mitigants, and alignment with enterprise strategy and risk appetite. The frequency of preparation depends on the risk profile and size of the business line.

The Bank’s strategic risk, and adherence to its risk appetite, is reviewed by the ERMC in the normal course, as well as by the Board. Additionally, material acquisitions are assessed for their fit with the Bank’s strategy and risk appetite in accordance with the Bank’s Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7, Financial Instruments: Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2020 and 2019.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit, or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

The Bank’s primary objective is to be methodical in its credit risk assessment so that the Bank can understand, select, and manage its exposures to reduce significant fluctuations in earnings.

The Bank’s strategy is to include central oversight of credit risk in each business, and reinforce a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business, but also report to Risk Management.

Each business segment’s credit risk control unit is responsible for its credit decisions and must comply with established policies, exposure guidelines, credit approval limits, and policy/limit exception procedures. It must also adhere to established enterprise-wide standards of credit assessment and obtain Risk Management’s approval for credit decisions beyond its discretionary authority.

Risk Management is accountable for oversight of credit risk by developing policies that govern and control portfolio risks, and approval of product-specific policies, as required.

The Risk Committee oversees the management of credit risk and annually approves certain significant credit risk policies.

HOW TD MANAGES CREDIT RISK

The Bank’s Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes, limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank’s risk appetite for credit risk.

Credit risk policies and credit decision-making strategies, as well as the discretionary limits of officers throughout the Bank for extending lines of credit are centrally approved by Risk Management, and the Board where applicable.

Limits are established to monitor and control country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-wide policies.

In the Bank’s Retail businesses, the Bank uses established underwriting guidelines (which include collateral and loan-to-value constraints) along with approved scoring techniques and standards in extending, monitoring, and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, and size of total bank relationship, as well as external data such as credit bureau information, to determine the amount of credit the Bank is prepared to extend to retail customers and to estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to align with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls, as well as identify emerging or systemic issues and trends. Material policy exceptions are tracked and reported and larger dollar exposures and material exceptions to policy are escalated to Retail Risk Management.

The Bank’s Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings (FRR), quantify and monitor the level of risk, and facilitate the associated risk management. Risk ratings are also used to determine the amount of credit exposure the Bank is willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank’s credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, and trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. The Bank measures country risk using approved risk rating models and qualitative factors that are also used to establish country exposure limits covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

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As part of the Bank’s credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend to specific industry sectors. The Bank monitors its concentration to any given industry to provide for a diversified loan portfolio and to reduce the risk of undue concentration. The Bank manages this risk using limits based on an internal risk rating score that combines TD’s industry risk rating model and industry analysis, and regularly reviews industry risk ratings to assess whether internal ratings properly reflect the risk of the industry. The Bank assigns a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of its total wholesale and commercial private sector exposure.

The Bank may also set limits on the amount of credit it is prepared to extend to a particular entity or group of entities, also referred to as “entity risk”. All entity risk is approved by the appropriate decision-making authority using limits based on the entity’s borrower risk rating (BRR) and, for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.

The Bank may also use credit derivatives to mitigate borrower-specific exposure as part of its portfolio risk management techniques.

To determine the potential loss that could be incurred under a range of adverse scenarios, the Bank subjects its credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

The Basel Framework

The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. The Basel Framework sets out several options which represent increasingly more risk-sensitive approaches for calculating credit, market, and operational RWA.

Credit Risk and the Basel Framework

The Bank received approval from OSFI to use the Basel AIRB Approach for credit risk, effective November 1, 2007, with certain exemptions. Effective the third quarter of 2020, OSFI approved the use of the AIRB approach for the non-retail portfolio in the U.S. Retail segment. With this approval, the Bank now uses the AIRB approach for all material portfolios.

To continue to qualify using the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. The Bank regularly assesses its compliance with these requirements.

Credit Risk Exposures Subject to the AIRB Approach

Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank’s 2020 Consolidated Financial Statements. The Bank’s credit risk exposures are divided into two main portfolios, retail and non-retail.

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters:

•	Probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one-year time horizon.
•	Loss given default (LGD) – the amount of loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD).
•	EAD – the total amount the Bank is exposed to at the time of default.

By applying these risk parameters, the Bank can measure and monitor its credit risk to verify that it remains within pre-determined thresholds.

Retail Exposures

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types of retail exposures: residential secured (for example, individual mortgages and home equity lines of credit), qualifying revolving retail (for example, individual credit cards, unsecured lines of credit, and overdraft protection products), and other retail (for example, personal loans, including secured automobile loans, student lines of credit, and small business banking credit products).

The Bank calculates RWA for its retail exposures using the AIRB Approach. All retail PD, LGD, and EAD parameter models are based exclusively on the internal default and loss performance history for each of the three retail exposure sub-types.

Account-level PD, LGD, and EAD models are built for each product portfolio and calibrated based on the observed account-level default and loss performance for the portfolio.

Consistent with the AIRB Approach, the Bank defines default for exposures as delinquency of 90 days or more for the majority of retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, such as, direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of credit limits at default. PD, LGD, and EAD models are calibrated using established statistical methods, such as logistic and linear regression techniques. Predictive attributes in the models may include account attributes, such as loan size, interest rate, and collateral, where applicable; an account’s previous history and current status; an account’s age on book; a customer’s credit bureau attributes; and a customer’s other holdings with the Bank, and macroeconomic inputs, such as unemployment rate. For secured products such as residential mortgages, property characteristics, loan-to-value ratios, and a customer’s equity in the property, play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.

Exposures are then assigned to one of nine pre-defined PD segments based on their estimated long-run average one-year PD.

The predictive power of the Bank’s retail credit models is assessed against the most recently available one-year default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation as outlined in the “Model Risk Management” section of this disclosure.

Long-run PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates, and using their long-run average over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.

For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the 2008 to 2009 recession. For products secured by residential real estate, such as mortgages and home equity lines of credit, downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.

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The following table maps PD ranges to risk levels:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.24 18.25 to 99.99
Default	9	100.00

Non-Retail Exposures

In the non-retail portfolio, the Bank manages exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. The Bank has categorized non-retail credit risk exposures according to the following Basel counterparty types: corporate, including wholesale and commercial customers, sovereign, and bank. Under the AIRB Approach, CMHC-insured mortgages are considered sovereign risk and are therefore classified as non-retail.

The Bank evaluates credit risk for non-retail exposures by using both a BRR and FRR. The Bank uses this system for all corporate, sovereign, and bank exposures. The Bank determines the risk ratings using industry and sector-specific credit risk models that are based on internal historical data. In Canada, for both the wholesale and commercial lending portfolios, credit risk models are calibrated based on internal data beginning in 1994. In U.S., credit risk models are calibrated based on internal data beginning in 2007. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.

Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management, and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and allowance for credit losses.

Borrower Risk Rating and PD

Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, the Bank reviews the borrower’s competitive position, financial performance, economic, and industry trends, management quality, and access to funds. Under the AIRB Approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur, such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank the expected through-the-cycle PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgment, as prescribed within the Bank’s credit policies.

To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty. The calibration process for PD is a through-the-cycle approach. TD’s 21-point BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

Facility Risk Rating and LGD

The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.

Different FRR models are used based on industry and obligor size. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgment to the quantitative LGD scale.

The AIRB Approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery. To reflect this, calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.

Exposure at Default

The Bank calculates non-retail EAD by first measuring the drawn amount of a facility and then adding a potential increased utilization at default from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the drawn amount plus (UGD x Committed Undrawn), where UGD is a percentage between 0% and 100%.

BRR and drawn ratio up to one-year prior to default are predictors for UGD. Consequently, the UGD estimates are calibrated by BRR and drawn ratio, the latter representing the ratio of the drawn to authorized amounts.

Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different from average UGD, therefore the UGDs are set at the average calibrated level, by drawn ratio and/or BRR, plus an appropriate adjustment for statistical and model uncertainty.

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Credit Risk Exposures Subject to the Standardized Approach (SA)

Currently SA to credit risk is used on exempted portfolios which are either immaterial or expected to wind down. Under SA, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. The Bank uses external credit ratings, including Moody’s and S&P to determine the appropriate risk weight for its exposures to sovereigns (governments, central banks, and certain public sector entities) and banks (regulated deposit-taking institutions, securities firms, and certain public sector entities).

The Bank applies the following risk weights to on-balance sheet exposures under SA:

Sovereign	0%[1]
Bank	20%[1]

Corporate	100%

[1]	The risk weight may vary according to the external risk rating.

Lower risk weights apply where approved credit risk mitigants exist. Non-retail loans that are more than 90 days past due receive a risk weight of 150%. For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Bank uses the standardized approach for counterparty credit risk to calculate the EAD amount, which is defined by OSFI as a multiple of the summation of replacement cost and potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Counterparty Credit Risk group within Capital Markets Risk Management is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.

The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as ongoing stress testing to identify and quantify exposure to extreme events. The Bank establishes various limits, including gross notional limits, to manage business volumes and concentrations. It also regularly assesses market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Capital Markets Risk Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact the Bank’s market risk and counterparty credit risk.

The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral pledging and other credit risk mitigation techniques. The Bank also executes certain derivatives through a central clearing house which reduces counterparty credit risk to bilateral counterparts due to the ability to net offsetting positions amongst counterparty participants that settle within clearing houses. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that the Bank uses for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures, namely general and specific. General wrong-way risk arises when the PD of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the PD of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. The Bank measures and manages specific wrong-way risk exposures in the same manner as direct loan obligations and controls them by way of approved credit facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2020, after taking into account risk mitigation strategies, the Bank does not have material derivative exposure to any counterparty considered higher risk as defined by the Bank’s credit policies. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated on a regular basis to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•	Risk parameter estimates – PDs, LGDs, and EADs are reviewed and updated against actual loss experience to verify that estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management verifies that the credit risk rating system complies with the Bank’s Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank’s credit risk rating system.

Credit Risk Mitigation

The techniques the Bank uses to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral, and other credit risk mitigation techniques required, are based on the Bank’s own assessment of the borrower’s or counterparty’s credit quality and capacity to pay.

In the retail and commercial banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate, automobiles, and other business assets, such as accounts receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans are to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation, and to document, register, perfect, and monitor collateral.

The Bank also uses collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

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In all but exceptional situations, the Bank secures collateral by taking possession and controlling it in a jurisdiction where it can legally enforce its collateral rights. In exceptional situations and when demanded by the Bank’s counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian. The Bank documents all such third-party arrangements with industry standard agreements.

Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to the AIRB approach, the Bank only recognizes irrevocable guarantees for Commercial Banking and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes the Bank uses for all counterparties for which it has credit exposure.

The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. AVMs are computer-based tools used to estimate or validate the market value of residential real property using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. The Bank has specific risk management guidelines addressing the circumstances when they may be used, and processes to periodically validate AVMs including obtaining third-party appraisals.

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as EAD, is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 42: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based Approaches1

(millions of Canadian dollars)					As at
		October 31, 2020			October 31, 2019
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$3,594	$409,564	$413,158	$4,380	$386,840	$391,220
Qualifying revolving retail	–	153,820	153,820	–	131,863	131,863

Other retail	3,135	88,185	91,320	8,015	84,658	92,673
Total retail	6,729	651,569	658,298	12,395	603,361	615,756
Non-retail
Corporate	11,774	588,331	600,105	135,283	401,096	536,379
Sovereign	1	528,598	528,599	104,412	140,304	244,716

Bank	446	149,117	149,563	18,165	118,418	136,583

Total non-retail	12,221	1,266,046	1,278,267	257,860	659,818	917,678
Gross credit risk exposures	$18,950	$1,917,615	$1,936,565	$270,255	$1,263,179	$1,533,434

[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

Other Credit Risk Exposures

Non-trading Equity Exposures

Prior to the fourth quarter of 2020, the Bank’s non-trading equity exposures qualified for the equity materiality exemption and were risk weighted at 100%. Given the Bank’s investment in Schwab shares, the Bank now applies the simple risk weight method under the market-based approach to calculate RWA on the non-trading equity exposures. Under the simple risk weight method, a 300% risk weight is applied to equity holdings that are publicly traded and a 400% risk weight is applied to all other equity holdings. Equity exposures to sovereigns and holdings made under legislated programs continue to follow the appropriate OSFI prescribed risk weights of 0%, 20% or 100%.

Securitization Exposures

Effective November 1, 2018, the Bank applies risk weights to all securitization exposures under the revised securitization framework published by OSFI. The revised securitization framework includes a hierarchy of approaches to determine capital treatment, and transactions that meet the simple, transparent, and comparable requirements that are eligible for preferential capital treatment.

For externally rated exposures, the Bank uses an External Ratings-Based Approach (SEC-ERBA). Risk weights to exposures are assigned using external ratings by external rating agencies, including Moody’s and S&P. The SEC-ERBA also takes into account additional factors, including the type of the rating (long-term or short-term), maturity, and the seniority of the position.

For exposures that are not externally rated and are held by an ABCP issuing conduit, the Bank uses the Internal Assessment Approach (IAA).

Under the IAA, the Bank considers all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s and S&P rating agencies. The Bank also uses loss coverage models and policies to quantify and monitor the level of risk, and facilitate its management. The Bank’s IAA process includes an assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage the Bank requires for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for equivalent external ratings by asset class. Under the IAA, exposures are multiplied by OSFI prescribed risk weights to calculate RWA for capital purposes.

For exposures that are not externally rated and are not held by an ABCP-issuing conduit, the Bank uses the Standardized Approach (SEC-SA). Under SEC-SA, the primary factors that determine the risk weights include the asset class of the underlying loans, the seniority of the position, the level of credit enhancements, and historical delinquency rates.

Irrespective of the approach being used to determine the risk weights, all exposures are assigned an internal risk rating based on the Bank’s assessment, which must be reviewed at least annually. The ratings scale TD uses corresponds to the long-term ratings scales used by the rating agencies.

The Bank’s internal rating process is subject to all of the key elements and principles of the Bank’s risk governance structure, and is managed in the same way as outlined in this “Credit Risk” section.

The Bank uses the results of the internal rating in all aspects of its credit risk management, including performance tracking, control mechanisms, and management reporting.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 68

Market Risk

Trading Market Risk is the risk of loss in financial instruments held in trading positions due to adverse movements in market factors. These market factors include interest rates, foreign exchange rates, equity prices, commodity prices, credit spreads, and their respective volatilities.

Non-Trading Market Risk is the risk of loss on the balance sheet or volatility in earnings from non-trading activities such as asset-liability management or investments, due to adverse movements in market factors. These market factors are predominantly interest rate, credit spread, foreign exchange rates and equity prices.

The Bank is exposed to market risk in its trading and investment portfolios, as well as through its non-trading activities. The Bank is an active participant in the market through its trading and investment portfolios, seeking to realize returns for TD through careful management of its positions and inventories. In the Bank’s non-trading activities, it is exposed to market risk through the everyday banking transactions that the Bank’s customers execute with TD.

The Bank complied with the Basel III market risk requirements as at October 31, 2020, using the Internal Models Approach.

MARKET RISK LINKAGE TO THE BALANCE SHEET

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 43:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)									As at
	October 31, 2020				October 31, 2019
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$164,149	$435	$163,714	$–	$25,583	$215	$25,368	$–	Interest rate
Trading loans, securities, and other	148,318	143,381	4,937	–	146,000	143,342	2,658	–	Interest rate
Non-trading financial assets at fair value through profit or loss	8,548	–	8,548	–	6,503	–	6,503	–	Equity, foreign exchange, interest rate
Derivatives	54,242	51,675	2,567	–	48,894	45,716	3,178	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,739	–	4,739	–	4,040	–	4,040	–	Interest rate
Financial assets at fair value through other comprehensive income	103,285	–	103,285	–	111,104	–	111,104	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	227,679	–	227,679	–	130,497	–	130,497	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	169,162	7,395	161,767	–	165,935	4,843	161,092	–	Interest rate
Loans, net of allowance for loan losses	717,523	–	717,523	–	684,608	–	684,608	–	Interest rate
Customers’ liability under acceptances	14,941	–	14,941	–	13,494	–	13,494	–	Interest rate
Investment in Schwab and TD Ameritrade	12,174	–	12,174	–	9,316	–	9,316	–	Equity
Other assets[1]	2,277	–	2,277	–	1,774	–	1,774	–	Interest rate

Assets not exposed to market risk	88,828	–	–	88,828	67,542	–	–	67,542

Total Assets	$1,715,865	$202,886	$1,424,151	$88,828	$1,415,290	$194,116	$1,153,632	$67,542
Liabilities subject to market risk
Trading deposits	$19,177	$12,608	$6,569	$–	$26,885	$10,182	$16,703	$–	Interest rate
Derivatives	53,203	50,046	3,157	–	50,051	45,361	4,690	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	13,718	13,718	–	–	13,058	13,058	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	59,665	15	59,650	–	105,131	9	105,122	–	Interest rate
Deposits	1,135,333	–	1,135,333	–	886,977	–	886,977	–	Interest rate, foreign exchange
Acceptances	14,941	–	14,941	–	13,494	–	13,494	–	Interest rate
Obligations related to securities sold short	34,999	34,307	692	–	29,656	28,419	1,237	–	Interest rate
Obligations related to securities sold under repurchase agreements	188,876	3,675	185,201	–	125,856	2,973	122,883	–	Interest rate
Securitization liabilities at amortized cost	15,768	–	15,768	–	14,086	–	14,086	–	Interest rate
Subordinated notes and debentures	11,477	–	11,477	–	10,725	–	10,725	–	Interest rate
Other liabilities[1]	18,431	–	18,431	–	17,597	–	17,597	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	150,277	–	–	150,277	121,774	–	–	121,774
Total Liabilities and Equity	$1,715,865	$114,369	$1,451,219	$150,277	$1,415,290	$100,002	$1,193,514	$121,774

[1]	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 69

MARKET RISK IN TRADING ACTIVITIES

The overall objective of the Bank’s trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. The Bank must take on risk in order to provide effective service in markets where its clients trade. In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth knowledge of market conditions to provide the most efficient and effective pricing and service to clients, while balancing the risks inherent in its dealing activities.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking, with oversight from Market Risk Control within Risk Management. The Market Risk Control Committee meets regularly to conduct a review of the market risk profile, trading results of the Bank’s trading businesses as well as changes to market risk policies. The committee is chaired by the Senior Vice President, Market Risk and Model Development, and includes Wholesale Banking senior management.

There were no significant reclassifications between trading and non-trading books during the year ended October 31, 2020.

HOW TD MANAGES MARKET RISK IN TRADING ACTIVITIES

Market risk plays a key part in the assessment of any trading business strategy. The Bank launches new trading initiatives or expands existing ones only if the risk has been thoroughly assessed, and is judged to be within the Bank’s risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with the Bank’s Risk Appetite for trading market risk.

Trading Limits

The Bank sets trading limits that are consistent with the approved business strategy for each business and its tolerance for the associated market risk, aligned to its market risk appetite. In setting limits, the Bank takes into account market volatility, market liquidity, organizational experience, and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.

The core market risk limits are based on the key risk drivers in the business and includes notional, credit spread, yield curve shift, price, and volatility limits.

Another primary measure of trading limits is VaR, which the Bank uses to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with its trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the year ending October 31, 2020, there were 32 days of trading losses and trading net revenue was positive for 88% of the trading days, reflecting normal trading activity. Losses in the year exceeded VaR on 4 trading days.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 70

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements. In 2020, the Bank implemented infrastructure enhancements that provided for improvements to its interest rate and foreign exchange VaR modelling.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge (IRC), Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR (SVaR)

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the fourth quarter of fiscal 2020, Stressed VaR was calculated using the one-year period that includes the COVID-19 stress period. The appropriate historical one-year period to use for Stressed VaR is determined on a bi-weekly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge (IRC)

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. The Bank applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

The following table presents the end of year, average, high, and low usage of TD’s portfolio metrics.

 TABLE 44:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	2020				2019
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$20.6	$19.1	$36.8	$7.6	$8.6	$9.4	$17.2	$4.3
Credit spread risk	37.3	35.1	109.3	6.9	13.8	13.2	22.5	7.5
Equity risk	12.0	12.7	42.8	3.5	7.1	6.5	11.5	3.6
Foreign exchange risk	4.0	3.9	10.4	0.9	4.3	4.7	10.2	1.0
Commodity risk	3.8	3.7	7.9	1.2	2.2	2.1	4.8	1.0
Idiosyncratic debt specific risk	48.9	37.0	69.5	10.9	16.5	15.6	23.5	10.6

Diversification effect[1]	(75.2)	(64.9)	n/m2	n/m	(32.1)	(30.3)	n/m	n/m
Total Value-at-Risk (one-day)	51.4	46.6	118.8	15.1	20.4	21.2	31.8	13.6
Stressed Value-at-Risk (one-day)	49.5	57.4	126.9	31.3	51.5	47.9	84.4	33.4
Incremental Risk Capital Charge (one-year)	301.6	325.2	482.9	164.8	230.7	225.0	279.6	173.1

[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

In March 2020, the COVID-19 pandemic disrupted global markets and resulted in increased market risk due to increases in price volatility experienced across all asset classes. Key factors impacting the VaR models during the period were wider credit spreads, new scenario shocks rolling into the most recent 259-day trading window and change in the stress period, from the second quarter of 2020. As a result of these factors, the Bank expects VaR to remain at an elevated level until at least the second quarter of 2021.

The Bank has effectively managed the market risk by maintaining stable risk exposures, with daily trading net revenue losses exceeding daily VaR in only a few instances amidst significant market volatility during the year.

Average VaR and Average Stressed VaR increased compared to prior year. This was mainly due to an increase in the credit spread risk and equity risk due to credit spreads widening and significant equity market volatility experienced during the Covid-19 pandemic being included in the VaR and SVaR historical periods.

Average IRC increased year over year driven by widening credit spreads due to Government and Corporate bond positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to verify that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Stress Testing

The Bank’s trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe, but plausible, hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events the Bank has modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, the credit crisis of Fall 2008, the Brexit referendum of June 2016, and the COVID-19 pandemic of 2020.

Stress tests are produced and reviewed regularly with the Market Risk Control Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

The Bank is also exposed to market risk arising from its investment portfolio and other non-trading portfolios. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 71

Structural (Non-Trading) Market Risk

Structural (Non-Trading) Market Risk deals with managing the market risks of TD’s traditional banking activities. This generally reflects the market risks arising from personal and commercial banking products (loans and deposits) as well as related funding, investments and high-quality liquid assets (HQLA). It does not include exposures from TD’s Wholesale Banking or Insurance businesses. Structural market risks primarily include interest rate risk and foreign exchange risk.

WHO MANAGES STRUCTURAL (NON-TRADING) MARKET RISK

The TBSM group measures and manages the market risks of the Bank’s non-trading banking activities outside of Wholesale Banking, with oversight from the ALCO, which is chaired by the Group Head and CFO, and includes other senior executives. The Market Risk Control function provides independent oversight, governance, and control over these market risks. The Risk Committee of the Board periodically reviews and approves key non-trading market risk policies and receives reports on compliance with approved risk limits.

HOW TD MANAGES STRUCTURAL (NON-TRADING) MARKET RISK

Non-trading interest rate risk is viewed as a non-productive risk as it has the potential to increase earnings volatility and generate losses without providing long run expected value. As a result, TBSM’s mandate is to structure the asset and liability positions of the balance sheet in order to achieve a target profile that controls the impact of changes in interest rates on the Bank’s net interest income and economic value to be consistent with the Bank’s risk appetite.

Managing Structural Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Interest rate risk management is designed to generate stable and predictable earnings over time. The Bank has adopted a disciplined hedging approach to manage the net interest income from its asset and liability positions. Key aspects of this approach are:

•

Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value, and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios;

•	Modelling the expected impact of customer behaviour on TD’s products (e.g. how actively customers exercise embedded options, such as prepaying a loan or redeeming a deposit before its maturity date);
•	Assigning target-modeled maturity profiles for non-maturity assets, liabilities, and equity;
•	Measuring the margins of TD’s banking products on a risk-adjusted, fully-hedged basis, including the impact of financial options that are granted to customers; and
•	Developing and implementing strategies to stabilize net interest income from all retail and commercial banking products.

The Bank is exposed to interest rate risk from “mismatched positions” when asset and liability principal and interest cash flows have different interest payment, repricing or maturity dates. The Bank measures this risk based on an assessment of: contractual cash flows, product embedded optionality, customer behaviour expectations and the modelled maturity profiles for non-maturity products. To manage this risk, the Bank primarily uses financial derivatives, wholesale investments, funding instruments, and other capital market alternatives.

The Bank also measures its exposure to non-maturity liabilities, such as core deposits, by assessing interest rate elasticity and balance permanence using historical data and business judgment. Fluctuations of non-maturity deposits can occur because of factors such as interest rate movements, equity market movements, and changes to customer liquidity preferences.

Banking product optionality, whether from freestanding options such as mortgage rate commitments or options embedded within loans and deposits, expose the Bank to a significant financial risk. To manage these exposures, the Bank purchases options or uses a dynamic hedging process designed to replicate the payoff of a purchased option.

•

Rate Commitments: The Bank measures its exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers’ propensity to fund, and their preference for fixed or floating rate mortgage products, is influenced by factors such as market mortgage rates, house prices, and seasonality.

•

Asset Prepayment: The Bank models its exposure to written options embedded in other products, such as the right to prepay residential mortgage loans, based on analysis of customer behaviour. Econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general mortgage prepayments are also affected by factors, such as mortgage age, house prices, and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives.

Structural Interest Rate Risk Measures

As of January 31, 2020, the Bank’s structural interest rate risk measures changed in connection with the updated OSFI Guideline B-12 for Interest Rate Risk in the Banking Book. The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).

The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance sheet items. The measure excludes product margins and shareholders’ equity. The updated EVE Sensitivity reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity. A target term profile for equity was included in the Bank’s previous Economic Value at Risk (EVaR) measure.

The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance sheet items assuming a constant balance sheet over the period. The Bank’s previous NIIS primarily focused on the risk arising from mismatched positions.

The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee of the Board. In addition to the Board policy limits, book-level risk limits are set for the Bank’s management of non-trading interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the ALCO and the Risk Committee of the Board.

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The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on the Bank’s EVE and NII. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of -25 bps.

TABLE 45:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)							As at
	October 31, 2020						October 31, 2019
	EVE Sensitivity			NII[1] Sensitivity			EVE Sensitivity	NII Sensitivity
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$(19)	$(1,857)	$(1,876)	$926	$1,000	$1,926	$(1,832)	$890
100 bps decrease in rates	(244)	521	277	(459)	(413)	(872)	618	(1,231)

[1]	Represents the twelve-month NII exposure to an immediate and sustained shock in rates.

As at October 31, 2020, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $1,876 million, an increase of $44 million from last year, and a positive impact to the Bank’s NII of $1,926 million, an increase of $1,036 million from last year. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $277 million, a decrease of $341 million from last year, and a negative impact to the Bank’s NII of $872 million, a decrease of $359 million from last year. The year-over-year increase in up shock EVE Sensitivity is primarily due to increased sensitivity from loan optionality in the U.S. region. The year-over-year decrease in down shock NIIS is primarily due to the -25 bps floor on shocked rates for material currencies, partially offset by changes in deposit balances. As at October 31, 2020, reported EVE and NII Sensitivities remain within the Bank’s risk appetite and established Board limits. Note that the October 31, 2019 EVE and revised NII Sensitivities were not previously reported but are included for comparative purposes.

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies create foreign exchange risk.

The Bank is exposed to non-trading foreign exchange risk primarily from its investments in foreign operations. When the Bank’s foreign currency assets are greater or less than its liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank’s reported net income and shareholders’ equity, and also its capital ratios.

In order to minimize the impact of an adverse foreign exchange rate change on certain capital ratios, the Bank’s net investments in foreign operations are hedged to the point where certain capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates. The Bank does not generally hedge the earnings of foreign subsidiaries which results in changes to the Bank’s consolidated earnings when relevant foreign exchange rates change.

Other Non-Trading Market Risks

Other structural market risks monitored on a regular basis include:

•	Basis Risk – The Bank is exposed to risks related to the difference in various market indices.
•

Equity Risk – The Bank is exposed to equity risk through its equity-linked guaranteed investment certificate product offering. The exposure is managed by purchasing options to replicate the equity payoff. The Bank is also exposed to non-trading equity price risk primarily from its share-based compensation plans where certain employees are awarded share units equivalent to the Bank’s common shares as compensation for services provided to the Bank. These share units are recorded as a liability over the vesting period and revalued at each reporting period until settled in cash. Changes in the Bank’s share price can impact non-interest expenses. The Bank uses derivative instruments to manage its non-trading equity price risk. In addition, the Bank is exposed to equity risk from investment securities designated at FVOCI.

Managing Investment Portfolios

The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is comprised of high-quality, low-risk securities and managed in a manner appropriate to the attainment of the following goals: (1) to generate a targeted credit of funds to deposits balances that are in excess of loan balances; (2) to provide a sufficient pool of liquid assets to meet deposit and loan fluctuations and overall liquidity management objectives; (3) to provide eligible securities to meet collateral and cash management requirements; and (4) to manage the target interest rate risk profile of the balance sheet. The Risk Committee of the Board reviews and approves the Enterprise Investment Policy that sets out limits for the Bank’s investment portfolio. In addition, the Wholesale Banking and Insurance businesses also hold investments that are managed separately.

WHY NET INTEREST MARGIN FLUCTUATES OVER TIME

As previously noted, the Bank’s approach to structural (non-trading) market risk is designed to generate stable and predictable earnings over time, regardless of cash flow mismatches and the exercise of options granted to customers. This approach also creates margin certainty on loan and deposit profitability as they are booked. Despite this approach however, the Bank’s NIM is subject to change over time for the following reasons (among others):

•	Differences in margins earned on new and renewing products relative to the margin previously earned on matured products;
•	The weighted-average margin will shift as the mix of business changes;
•	Changes in the basis between various benchmark rates (e.g. Prime, CDOR, or LIBOR);
•	The lag in changing product prices in response to changes in wholesale rates;
•	Changes from the repricing of hedging strategies to manage the investment profile of the Bank’s non-rate sensitive deposits; and
•

Margin changes from the portion of the Bank’s deposits that are non-rate sensitive but not expected to be longer term in nature, resulting in a shorter term investment profile and higher sensitivity to short term rates.

The general level of interest rates will affect the return the Bank generates on its modeled maturity profile for core non-rate sensitive deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

The Bank’s approach to managing these factors tends to moderate their impact over time, resulting in a more stable and predictable earnings stream.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 73

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes or technology or from human activities or from external events. This definition includes legal risk but excludes strategic and reputational risk.

Operational risk is inherent in all of the Bank’s business activities, including the practices and controls used to manage other risks such as credit, market, and liquidity risk. Failure to manage operational risk can result in financial loss (direct or indirect), reputational harm, or regulatory censure and penalties.

The Bank seeks to actively mitigate and manage operational risk in order to create and sustain shareholder value, successfully execute the Bank’s business strategies, operate efficiently, and provide reliable, secure, and convenient access to financial services. The Bank maintains a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

In fiscal 2020, operational risk losses remained within the Bank’s risk appetite. Refer to Note 27 of the 2020 Consolidated Financial Statements for further information on material legal or regulatory actions.

WHO MANAGES OPERATIONAL RISK

Operational Risk Management is an independent function that owns and maintains the Bank’s Operational Risk Management Framework. This framework sets out the enterprise-wide governance processes, policies, and practices to identify and assess, measure, control, monitor, escalate, report, and communicate on operational risk. Operational Risk Management is designed to provide appropriate monitoring and reporting of the Bank’s operational risk profile and exposures to senior management through the OROC, the ERMC, and the Risk Committee.

In addition to the framework, Operational Risk Management owns and maintains, or has oversight of the Bank’s operational risk policies including those that govern business continuity and crisis management, third-party management, data management, financial crime and fraud management, project management, and technology and cyber security management.

The senior management of individual business units and corporate areas is responsible for the day-to-day management of operational risk following the Bank’s established operational risk management framework and policies and the three lines of defence model. An independent risk management oversight function supports each business segment and corporate area, and monitors and challenges the implementation and use of the operational risk management framework programs according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit and corporate area participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of the Bank.

HOW TD MANAGES OPERATIONAL RISK

The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes the operational risk appetite, governance processes, and policies. The Operational Risk Management Framework supports alignment with the Bank’s ERF and risk appetite. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership, and effective oversight of each business unit and each corporate area’s operational risk exposures. In addition, the expectations of the Risk Committee and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal controls are one of the primary methods of safeguarding the Bank’s employees, customers, assets, and information, and in preventing and detecting errors and fraud. Management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to determine that risk management and internal controls are effective, appropriate, and compliant with the Bank’s policies.

Operational Risk Event Monitoring

In order to reduce the Bank’s exposure to future loss, it is critical that the Bank remains aware of and responds to its own and industry operational risks. The Bank’s policies and processes require that operational risk events be identified, tracked, and reported to the appropriate level of management to facilitate the Bank’s analysis and management of its risks and inform the assessment of suitable corrective and preventative action. The Bank also reviews, analyzes, and benchmarks itself against operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Scenario Analysis

Scenario Analysis is a systematic and repeatable process of obtaining expert business and risk opinion to derive assessments of the likelihood and potential loss estimates of high impact operational events that are unexpected and outside the normal course of business. The Bank applies this practice to meet risk measurement and risk management objectives. The process includes the use of relevant external operational loss event data that is assessed considering the Bank’s operational risk profile and control structure. The program raises awareness and educates business owners regarding existing and emerging risks, which may result in the identification and implementation of new scenarios and risk mitigation action plans to minimize tail risk.

Risk Reporting

Risk Management, in partnership with senior management, regularly monitors risk-related measures and the risk profile throughout the Bank to report to senior business management and the Risk Committee. Operational risk measures are systematically tracked, assessed, and reported to promote management accountability and direct the appropriate level of attention to current and emerging issues.

Insurance

TD’s Corporate Insurance team, with oversight from TD Risk Management, utilizes insurance and other risk transfer arrangements to mitigate and reduce potential future losses related to operational risk. Risk Management includes oversight of the effective use of insurance aligned with the Bank’s risk management strategy and risk appetite. Insurance terms and provisions, including types and amounts of coverage, are regularly assessed so that the Bank’s tolerance for risk and, where applicable, statutory requirements are satisfied. The management process includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer elements of the Bank’s risk to third parties where appropriate. The Bank transacts with external insurers that satisfy its minimum financial rating requirements.

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Technology and Cyber Security

Virtually all aspects of the Bank’s business and operations use technology and information to create and support new markets, competitive products, delivery channels, as well as other business operations and opportunities.

The Bank manages these risks to support adequate and proper day-to-day operations; and protect against unauthorized access of the Bank’s technology, infrastructure, systems, information, or data. To achieve this, the Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and cyber security risks through enterprise-wide programs and industry-accepted cyber threat management practices to enable rapid detection and response.

The Bank’s Cybersecurity Subcommittee provides dedicated senior executive oversight, direction and guidance regarding management of risks relating to cybersecurity, including cyber terrorism and activism, cyber fraud, cyber espionage, extortion, identity theft and data theft. The Cybersecurity Subcommittee endorses actions and makes recommendations to the CEO and the ERMC as appropriate, including in some instances, supporting onward recommendations to the Risk Committee. Together with the Bank’s operational risk management framework, technology and cyber security programs also include enhanced resiliency planning and testing, as well as disciplined change management practices.

Data Management

The Bank’s data is a strategic asset that is governed and managed to preserve value and support business objectives. Inconsistent data governance and management practices may compromise the Bank’s data and information assets which could result in financial and reputational impacts. The Bank’s Office of the Chief Data Officer, Corporate and Technology partners develop and implement enterprise wide standards and practices that describe how data and information assets are created, used, or maintained on behalf of the Bank.

Business Continuity and Crisis Management

The Bank maintains an enterprise-wide Business Continuity and Crisis Management Program that supports management’s ability to operate the Bank’s businesses and operations (including providing customers access to products and services) in the event of a business disruption incident. All areas of the Bank are required to maintain and regularly test business continuity plans to facilitate the continuity and recovery of business operations. The Bank’s Program is supported by formal crisis management measures so that the appropriate level of leadership, oversight and management is applied to incidents affecting the Bank.

Third-Party Management

A third-party supplier/vendor is an entity that supplies products, services or other business activities, functions or processes to or on behalf of the Bank. While these relationships bring benefits to the Bank’s businesses and customers, the Bank also needs to manage and minimize any risks related to the activity. The Bank does this through an enterprise third-party risk management program that is designed to manage third-party activities throughout the life cycle of an arrangement and provide a level of risk management and senior management oversight which is appropriate to the size, risk, and criticality of the third-party arrangement.

Project Management

The Bank has established a disciplined approach to project management across the enterprise coordinated by the Bank’s Enterprise Project Delivery Excellence Group. This approach involves senior management governance and oversight of the Bank’s project portfolio and leverages leading industry practices to guide the Bank’s use of standardized project management methodology, defined project management accountabilities and capabilities, and project portfolio reporting and management tools to support successful project delivery.

Fraud Management

The Bank develops and implements enterprise-wide fraud management strategies, policies, and practices. The Bank employs prevention, detection and monitoring capabilities to strengthen the Bank’s defences and enhance governance, oversight, and collaboration across the enterprise to protect customers, shareholders, and employees from increasingly sophisticated fraud.

Operational Risk Capital Measurement

The Bank’s operational risk capital is determined using the Basel II Standardized Approach (TSA). Under this approach, the Bank applies prescribed factors to a three-year average of annual gross income for each of eight different business lines representing the different activities of the institution such as Corporate Finance, Retail Banking, and Asset Management.

Model Risk

Model risk is the potential for adverse consequences arising from decisions based on incorrect or misused models and other estimation approaches and their outputs. It can lead to financial loss, reputational risk, or incorrect business and strategic decisions.

WHO MANAGES MODEL RISK

Primary accountability for the management of model risk resides with the senior management of individual businesses with respect to the models they use. The Model Risk Governance Committee provides oversight of governance, risk, and control matters, by providing a platform to guide, challenge, and advise decision makers and model owners in model risk related matters. Model Risk Management monitors and reports on existing and emerging model risks, and provides periodic assessments to senior management, Risk Management, the Risk Committee of the Board, and regulators on the state of model risk at TD and alignment with the Bank’s Model Risk Appetite. The Risk Committee of the Board approves the Bank’s Model Risk Management Framework and Model Risk Policy.

HOW TD MANAGES MODEL RISK

The Bank manages model risk in accordance with management approved model risk policies and supervisory guidance which encompass the life cycle of a model, including proof of concept, development, validation, implementation, usage, and ongoing model monitoring. The Bank’s Model Risk Management Framework also captures key processes that may be partially or wholly qualitative, or based on expert judgment.

Business segments identify the need for a new model or process and are responsible for model development and documentation according to the Bank’s policies and standards. During model development, controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching the materiality and complexity of the model. Once models are implemented, business owners are responsible for ongoing monitoring and usage in accordance with the Bank’s Model Risk Policy. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank’s policies.

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Model Risk Management and Model Validation provide oversight, maintain a centralized inventory of all models as defined in the Bank’s Model Risk Policy, validate and approve new and existing models on a pre-determined schedule depending on model complexity, materiality and criticality, set model monitoring standards, and provide training to all stakeholders. The validation process varies in rigour, depending on the model risk rating, but at a minimum contains a detailed determination of:

•	the conceptual soundness of model methodologies and underlying quantitative and qualitative assumptions;
•	the risk associated with a model based on complexity, materiality and criticality;
•	the sensitivity of a model to model assumptions and changes in data inputs including stress testing; and
•	the limitations of a model and the compensating risk mitigation mechanisms in place to address the limitations.

When appropriate, validation includes a benchmarking exercise which may include the building of an independent model based on an alternative modelling approach. The results of the benchmark model are compared to the model being assessed to validate the appropriateness of the model’s methodology and its use. As with traditional model approaches, machine-learning models are also subject to the same rigorous standards and risk management practices.

At the conclusion of the validation process, a model will either be approved for use or will be rejected and require redevelopment or other courses of action. Models identified as obsolete or no longer appropriate for use through changes in industry practice, the business environment, or Bank strategies are subject to decommissioning.

The Bank has policies and procedures in place designed to properly discern models from non-models so that the level of independent challenge and oversight corresponds to the materiality and complexity of models.

Insurance Risk

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing and/or design, underwriting, claims at the inception of an insurance contract or reserving during the lifecycle of the claim. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size, and/or frequency of claims (for example, driven by non-life premium risk, non-life reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance, through various subsidiaries; it is through these businesses that the Bank is exposed to insurance risk.

WHO MANAGES INSURANCE RISK

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the CRO for Insurance, who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own Boards of Directors who provide additional risk management oversight.

HOW TD MANAGES INSURANCE RISK

The Bank’s risk governance practices are designed to support independent oversight and control of risk within the insurance business. The TD Insurance Risk Committee and its sub committees provide critical oversight of the risk management activities within the insurance business and monitor compliance with insurance risk policies. The Bank’s Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes, as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank’s risk appetite for insurance risk.

The assessment of policy (premium and claims) liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims or terminations/surrenders of premium arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future payments. As such, the Bank regularly monitors estimates against actual and emerging experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim and premium liabilities are governed by the Bank’s general insurance and life and health reserving policies.

Sound product design is an essential element of managing risk. The Bank’s exposure to insurance risk is mostly short-term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles, as well as changes in insurance legislation, the regulatory environment, judicial environment, trends in court awards, climate patterns, pandemics or other applicable public health emergencies, and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained.

There is also exposure to concentration risk associated with general insurance and life and health coverage. Exposure to insurance risk concentration is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration of insurance risk is also mitigated through the purchase of reinsurance. The insurance business’ reinsurance programs are governed by catastrophe and reinsurance risk management policies.

Strategies are in place to manage the risk to the Bank’s reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long-term risk. Pandemic exposure is reviewed and estimated annually within the reinsurance business to manage concentration risk.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI LAR guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan

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to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The GLF, a subcommittee of the ALCO comprised of senior management from TBSM, Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually and the related policies annually.

The Bank has established TDGUS, as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.

The following areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:

•

Risk Management is responsible for maintaining the liquidity risk management policy and asset pledging policy, along with associated limits, standards, and processes which are established to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank’s operations. Risk Management jointly owns the liquidity risk management framework, along with the Chief Financial Officer. Enterprise Market Risk Control provides oversight of liquidity risk across the enterprise and provides independent risk assessment and effective challenge of liquidity risk management. Capital Markets Risk Management is responsible for independent liquidity risk metric reporting.

•

TBSM Liquidity Management manages the liquidity position of the Canadian Retail (including wealth businesses), Corporate, Wholesale Banking, and U.S. Retail segments, as well as the liquidity position of CUSO.

•

Other regional operations, including those within TD’s insurance business, foreign branches, and/or subsidiaries are responsible for managing their liquidity risk in compliance with their own policies, and local regulatory requirements, while maintaining alignment with the enterprise framework.

HOW TD MANAGES LIQUIDITY RISK

The Bank manages the liquidity profile of its businesses to be within the defined liquidity risk appetite, and maintains target requirements for liquidity survivability using a combination of internal and regulatory measures. The Bank’s overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect the Bank’s access to funding or destabilize its deposit base.

The Bank maintains an internal view for measuring and managing liquidity that uses an assumed Severe Combined Stress Scenario (SCSS). The SCSS considers potential liquidity requirements during a crisis resulting from a loss of confidence in the Bank’s ability to meet obligations as they come due. In addition to this bank-specific event, the SCSS also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of funding for all institutions and a decrease in the marketability of assets. The Bank’s liquidity policy stipulates that the Bank must maintain a sufficient level of liquid assets to support business growth, and to cover identified stressed liquidity requirements under the SCSS, for a period of up to 90 days. The Bank calculates stressed liquidity requirements for the SCSS related to the following conditions:

•	wholesale funding maturing in the next 90 days (assumes maturing debt will be repaid instead of rolled over);
•	accelerated attrition or “run-off” of deposit balances;
•	increased utilization of available credit and liquidity facilities; and
•	increased collateral requirements associated with downgrades in the Bank’s credit rating and adverse movement in reference rates for derivative and securities financing transactions.

The Bank also manages its liquidity to comply with the regulatory liquidity requirements in the OSFI LAR (the LCR, the NSFR, and the Net Cumulative Cash Flow (NCCF) monitoring tool). The LCR requires that banks maintain a minimum liquidity coverage of 100% over a 30-day stress period, the NSFR requires that banks maintain available stable funding in excess of required stable funding for periods up to one year (a minimum NSFR of 100%), and the NCCF monitors the Bank’s detailed cash flow gaps for various time bands. As a result, the Bank’s liquidity is managed to the higher of its internal liquidity requirements and target buffers over the regulatory minimums.

The Bank considers potential regulatory restrictions on liquidity transferability in the calculation of enterprise liquidity positions. Accordingly, surplus liquidity domiciled in regulated subsidiaries may be excluded from consolidated liquidity positions as appropriate.

The Bank’s Funds Transfer Pricing process considers liquidity risk as a key determinant of the cost or credit of funds to the retail and wholesale banking businesses. Liquidity costs applied to loans and trading assets are determined based on the cash flow or stressed liquidity profile, while deposits are assessed based on the required liquidity reserves and balance stability. Liquidity costs are also applied to other contingent obligations like undrawn lines of credit provided to customers.

LIQUID ASSETS

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses due to investment restrictions.

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TABLE 46:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)	As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
		October 31, 2020
Cash and central bank reserves	$94,640	$–	$94,640	11%	$1,689	$92,951
Canadian government obligations	39,008	83,258	122,266	14	80,934	41,332
National Housing Act Mortgage-Backed Securities (NHA MBS)	30,763	23	30,786	3	2,294	28,492
Provincial government obligations	18,862	24,141	43,003	5	32,812	10,191
Corporate issuer obligations	11,310	2,841	14,151	1	2,331	11,820
Equities	13,146	2,618	15,764	2	8,248	7,516

Other marketable securities and/or loans	4,137	300	4,437	1	2,178	2,259
Total Canadian dollar-denominated	211,866	113,181	325,047	37	130,486	194,561
Cash and central bank reserves	68,783	–	68,783	8	51	68,732
U.S. government obligations	82,701	53,755	136,456	15	53,585	82,871
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,131	9,566	83,697	9	21,495	62,202
Other sovereign obligations	56,533	55,432	111,965	13	49,546	62,419
Corporate issuer obligations	77,319	2,108	79,427	9	8,297	71,130
Equities	29,758	38,684	68,442	8	36,716	31,726

Other marketable securities and/or loans	7,457	17	7,474	1	225	7,249

Total non-Canadian dollar-denominated	396,682	159,562	556,244	63	169,915	386,329
Total	$608,548	$272,743	$881,291	100%	$300,401	$580,890

		October 31, 2019
Cash and central bank reserves	$5,140	$–	$5,140	1%	$566	$4,574
Canadian government obligations	13,872	77,275	91,147	14	56,337	34,810
NHA MBS	38,138	15	38,153	6	3,816	34,337
Provincial government obligations	15,679	25,151	40,830	6	31,287	9,543
Corporate issuer obligations	11,149	3,623	14,772	2	3,882	10,890
Equities	13,636	2,770	16,406	3	11,225	5,181

Other marketable securities and/or loans	2,512	311	2,823	–	1,078	1,745
Total Canadian dollar-denominated	100,126	109,145	209,271	32	108,191	101,080
Cash and central bank reserves	19,225	–	19,225	3	33	19,192
U.S. government obligations	34,103	47,803	81,906	13	37,367	44,539
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	58,222	11,873	70,095	11	20,939	49,156
Other sovereign obligations	47,854	49,304	97,158	15	39,500	57,658
Corporate issuer obligations	84,835	1,856	86,691	13	7,070	79,621
Equities	40,550	34,607	75,157	12	39,403	35,754

Other marketable securities and/or loans	4,658	667	5,325	1	712	4,613

Total non-Canadian dollar-denominated	289,447	146,110	435,557	68	145,024	290,533
Total	$389,573	$255,255	$644,828	100%	$253,215	$391,613

[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

The increase of $189 billion in total unencumbered liquid assets from October 31, 2019, was mainly due to deposit volume growth in the retail and commercial banking businesses in the wake of the COVID-19 pandemic. Unencumbered liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 47: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	October 31 2020	October 31 2019
The Toronto-Dominion Bank (Parent)	$230,369	$139,550
Bank subsidiaries	334,308	228,978

Foreign branches	16,213	23,085
Total	$580,890	$391,613

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The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the years ended October 31, 2020, and October 31, 2019, are summarized in the following table.

TABLE 48:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)	Average for the years ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets

		October 31, 2020
Cash and central bank reserves	$51,894	$–	$51,894	7%	$1,755	$50,139
Canadian government obligations	28,388	80,484	108,872	14	66,335	42,537
NHA MBS	36,761	15	36,776	5	2,207	34,569
Provincial government obligations	18,115	25,296	43,411	5	32,791	10,620
Corporate issuer obligations	11,531	3,646	15,177	2	3,249	11,928
Equities	11,568	3,259	14,827	2	10,014	4,813

Other marketable securities and/or loans	3,353	290	3,643	–	1,574	2,069

Total Canadian dollar-denominated	161,610	112,990	274,600	35	117,925	156,675
Cash and central bank reserves	62,831	–	62,831	8	40	62,791
U.S. government obligations	55,676	50,406	106,082	13	49,734	56,348
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	68,991	9,950	78,941	10	21,202	57,739
Other sovereign obligations	51,667	49,092	100,759	13	42,892	57,867
Corporate issuer obligations	82,704	2,005	84,709	11	7,520	77,189
Equities	34,279	35,264	69,543	9	37,253	32,290

Other marketable securities and/or loans	5,769	980	6,749	1	729	6,020

Total non-Canadian dollar-denominated	361,917	147,697	509,614	65	159,370	350,244
Total	$523,527	$260,687	$784,214	100%	$277,295	$506,919

		October 31, 2019
Cash and central bank reserves	$3,404	$–	$3,404	1%	$457	$2,947
Canadian government obligations	13,779	69,160	82,939	13	49,895	33,044
NHA MBS	41,436	32	41,468	7	3,607	37,861
Provincial government obligations	14,042	23,145	37,187	6	27,559	9,628
Corporate issuer obligations	8,311	3,907	12,218	2	4,038	8,180
Equities	10,742	3,876	14,618	2	9,540	5,078

Other marketable securities and/or loans	3,130	397	3,527	1	566	2,961

Total Canadian dollar-denominated	94,844	100,517	195,361	32	95,662	99,699
Cash and central bank reserves	27,019	–	27,019	4	34	26,985
U.S. government obligations	32,168	44,473	76,641	12	37,573	39,068
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	51,854	7,139	58,993	10	16,393	42,600
Other sovereign obligations	51,841	45,645	97,486	16	36,818	60,668
Corporate issuer obligations	80,482	2,391	82,873	13	7,028	75,845
Equities	37,818	36,572	74,390	12	39,191	35,199

Other marketable securities and/or loans	4,680	770	5,450	1	955	4,495

Total non-Canadian dollar-denominated	285,862	136,990	422,852	68	137,992	284,860
Total	$380,706	$237,507	$618,213	100%	$233,654	$384,559

[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 49:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the years ended
	October 31, 2020	October 31, 2019
The Toronto-Dominion Bank (Parent)	$194,726	$140,192
Bank subsidiaries	290,573	224,533

Foreign branches	21,620	19,834
Total	$506,919	$384,559

ASSET ENCUMBRANCE

In the course of the Bank’s day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

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TABLE 50:  ENCUMBERED AND UNENCUMBERED ASSETS1

(millions of Canadian dollars, except as noted)						As at
	October 31, 2020
	Encumbered[2]		Unencumbered
	Pledged as collateral[3]	Other[4]	Available as collateral[5]	Other[6]	Total assets	Encumbered assets as a % of total assets
Cash and due from banks	$205	$–	$–	$6,240	$6,445	–%
Interest-bearing deposits with banks	5,237	91	156,823	1,998	164,149	0.3
Securities, trading loans, and other[7]	90,161	13,058	357,871	31,479	492,569	6.0
Derivatives	–	–	–	54,242	54,242	–
Securities purchased under reverse repurchase agreements[8]	–	–	–	169,162	169,162	–
Loans, net of allowance for loan losses	51,151	61,039	81,709	523,624	717,523	6.6
Customers’ liability under acceptances	–	–	–	14,941	14,941	–
Investment in Schwab	–	–	–	12,174	12,174	–
Goodwill	–	–	–	17,148	17,148	–
Other intangibles	–	–	–	2,125	2,125	–
Land, buildings, equipment, and other depreciable assets	–	–	–	10,136	10,136	–
Deferred tax assets	–	–	–	2,444	2,444	–

Other assets[9]	422	–	–	52,385	52,807	–

Total on-balance sheet assets	$147,176	$74,188	$596,403	$898,098	$1,715,865	12.9%
Off-balance sheet items[10]
Securities purchased under reverse repurchase agreements	164,469	–	43,286	(169,162)
Securities borrowing and collateral received	56,120	–	23,983	–

Margin loans and other client activity	5,581	–	26,378	(15,212)

Total off-balance sheet items	226,170	–	93,647	(184,374)
Total	$373,346	$74,188	$690,050	$713,724

						October 31, 2019

Total on-balance sheet assets	$105,512	$74,065	$384,443	$851,270	$1,415,290	12.7%

Total off-balance sheet items	211,882	3,707	71,797	(180,084)
Total	$317,394	$77,772	$456,240	$671,186

[1]	Certain comparatives have been restated to conform with the presentation adopted in the current period.
[2]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.

[3]

Represents assets that have been posted externally to support the Bank’s day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

[4]	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[5]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

[6]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, CMHC insured mortgages that can be securitized into NHA MBS).

[7]	Securities include trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, securities at FVOCI, and DSAC.
[8]	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
[9]	Other assets include amounts receivable from brokers, dealers, and clients.
[10]

Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the SCSS, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s EWST program.

The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in foreign jurisdictions (“Regional CFPs”). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.

The COVID-19 pandemic disrupted the financial markets and the Bank managed risks associated with this disruption in line with the framework of the CFP. During the year ended October 31, 2020, the Bank continued to rely on deposits as a primary source of core stable funding and accessed facilities offered by governments and central banks to augment available deposit and wholesale market funding in order to support the needs of households and businesses and the effective functioning of financial markets. As at October 31, 2020, the financial markets were no longer disrupted and the Bank continued to hold a significant amount of HQLA consistent with regulatory requirements and internal policies.

CREDIT RATINGS

Credit ratings impact the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirements to pledge collateral, reduced access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

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TABLE 51:  CREDIT RATINGS1

As at

October 31, 2020

	Moody’s	S&P	DBRS
Deposits/Counterparty[2]	Aa1	AA-	AA (high)
Legacy Senior Debt[3]	Aa1	AA-	AA (high)
Senior Debt[4]	Aa3	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)

Outlook	Stable	Stable	Stable

[1]

The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, and DBRS’ Long-Term Issuer Rating.
[3]

Includes a) Senior debt issued prior to September 23, 2018; and b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[4]	Subject to conversion under the bank recapitalization “bail-in” regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrades in the Bank’s legacy senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to the derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 52:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the years ended

	October 31, 2020	October 31, 2019
One-notch downgrade	$212	$98
Two-notch downgrade	275	118

Three-notch downgrade	1,013	648
[1]	The above collateral requirements are based on trading counterparty Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial entities.

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The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 53:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended

	October 31, 2020
	Total unweighted value (average)[2]	Total weighted value (average)[3]
High-quality liquid assets
Total high-quality liquid assets	$ n/a	$343,498
Cash outflows
Retail deposits and deposits from small business customers, of which:	$626,179	$61,769
Stable deposits[4]	235,595	7,068
Less stable deposits	390,584	54,701
Unsecured wholesale funding, of which:	313,322	151,253
Operational deposits (all counterparties) and deposits in networks of cooperative banks[5]	136,795	32,849
Non-operational deposits (all counterparties)	130,480	72,357
Unsecured debt	46,047	46,047
Secured wholesale funding	n/a	19,441
Additional requirements, of which:	252,622	68,520
Outflows related to derivative exposures and other collateral requirements	46,437	25,668
Outflows related to loss of funding on debt products	5,338	5,338
Credit and liquidity facilities	200,847	37,514
Other contractual funding obligations	12,502	7,012

Other contingent funding obligations[6]	600,016	9,724
Total cash outflows	$ n/a	$317,719

Cash inflows
Secured lending	$205,304	$20,572
Inflows from fully performing exposures	14,472	7,653

Other cash inflows	52,178	52,178
Total cash inflows	$271,954	$80,403

	Average for the three months ended
	October 31, 2020	July 31, 2020
	Total adjusted value	Total adjusted value
Total high-quality liquid assets[7]	$343,498	$329,655
Total net cash outflows[8]	237,316	219,275

Liquidity coverage ratio	145%	150%

[1]	The LCR for the quarter ended October 31, 2020, is calculated as an average of the 62 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by OSFI LAR guideline.
[4]

As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

[5]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct activities such as clearing, custody, or cash management services.

[6]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[7]	Adjusted Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[8]	Adjusted Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).

The Bank’s average LCR of 145% for the quarter ended October 31, 2020 continues to meet the regulatory requirements.

The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended October 31, 2020 was $343 billion (July 31, 2020 – $330 billion), with Level 1 assets representing 88% (July 31, 2020 – 89%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

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FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and sweep deposits (collectively, “P&C deposits”) that make up over 70% of the Bank’s total funding. Prior to October 6, 2020, the sweep deposits were placed with the Bank pursuant to the TD Ameritrade IDA agreement. Starting October 6, 2020, the sweep deposits are placed with the Bank pursuant to the Schwab IDA agreement.

As a result of the economic impact of COVID-19, the Bank of Canada took a number of actions to help Canadians bridge this difficult period by making credit affordable and available. The Bank of Canada set up or expanded numerous programs which involve acquiring financial assets and lending to financial institutions to support the proper functioning of the financial system and the ability of financial institutions to continue lending. The Bank has used certain of these programs including the Term Repo operations, the Standing Term Liquidity Facility, the Bankers’ Acceptance Purchase Facility, and the Commercial Paper Purchase Facility.

CMHC launched a revised Insured Mortgage Purchase Program (IMPP) as part of Canada’s COVID-19 Economic Response Plan. Under the IMPP, CMHC purchases insured mortgage pools to provide stable funding to banks and mortgage lenders to ensure continued lending to Canadians. The Bank used the IMPP during the second quarter of fiscal 2020 and has not participated in subsequent purchase operations.

Globally, central banks and governments have made available similar asset purchase and lending programs to support market liquidity. Where appropriate, the Bank has accessed certain of these programs.

TABLE 54:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)	As at
	October 31, 2020	October 31, 2019
P&C deposits – Canadian Retail	$471,543	$382,252
P&C deposits – U.S. Retail	477,738	360,761

Other deposits	–	23
Total	$949,281	$743,036

WHOLESALE FUNDING

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, Canada Mortgage Bonds, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$45 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at October 31, 2020, was $121.1 billion (October 31, 2019 – $129.8 billion).

Other than the IMPP, the funding provided by various central bank and other government programs is not reflected in Table 55: Long-Term Funding or Table 56: Wholesale Funding because funding provided as of the relevant dates is provided by way of asset purchase transactions and repurchase transactions.

TABLE 55:  LONG-TERM FUNDING

		As at
Long-term funding by currency	October 31, 2020	October 31, 2019
Canadian dollar	32%	32%
U.S. dollar	40	37
Euro	20	21
British pound	4	6

Other	4	4
Total	100%	100%

Long-term funding by type
Senior unsecured medium-term notes	50%	54%
Covered bonds	33	31
Mortgage securitization[1]	13	11

Term asset backed securities	4	4
Total	100%	100%

[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

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The following table represents the remaining maturity of various sources of funding outstanding as at October 31, 2020, and October 31, 2019.

TABLE 56: WHOLESALE FUNDING

(millions of Canadian dollars)	As at

								October 31 2020	October 31 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[1]	$13,044	$1,856	$3,042	$71	$18,013	$–	$–	$18,013	$11,893
Bearer deposit note	558	642	387	8	1,595	–	–	1,595	5,442
Certificates of deposit	4,312	9,627	9,199	18,785	41,923	–	–	41,923	61,995
Commercial paper	19,245	8,914	11,290	8,918	48,367	–	–	48,367	48,872
Covered bonds	–	1,551	2,952	9,377	13,880	8,659	17,998	40,537	39,873
Mortgage securitization	–	1,664	464	1,822	3,950	4,137	21,399	29,486	27,144
Legacy senior unsecured medium-term notes[2]	–	5,607	7,738	5,694	19,039	5,105	11,781	35,925	55,277
Senior unsecured medium-term notes[3]	–	–	1,665	–	1,665	–	23,341	25,006	14,407
Subordinated notes and debentures[4]	–	–	–	–	–	–	11,477	11,477	10,725
Term asset backed securitization	–	1,424	799	712	2,935	570	666	4,171	5,857

Other[5]	8,982	713	240	611	10,546	1,630	1,736	13,912	11,172
Total	$46,141	$31,998	$37,776	$45,998	$161,913	$20,101	$88,398	$270,412	$292,657

Of which:
Secured	$–	$4,639	$4,215	$11,911	$20,765	$13,366	$40,072	$74,203	$72,884

Unsecured	46,141	27,359	33,561	34,087	141,148	6,735	48,326	196,209	219,773
Total	$46,141	$31,998	$37,776	$45,998	$161,913	$20,101	$88,398	$270,412	$292,657

[1]	Includes fixed-term deposits with banks.
[2]

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.

[3]

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in” regime. Excludes $2.6 billion of structured notes subject to conversion under the “bail-in” regime (October 31, 2019 – $2.2 billion).

[4]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[5]	Includes fixed-term deposits from non-bank institutions (unsecured) of $13.9 billion (October 31, 2019 – $11.2 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank’s total 2020 mortgage-backed securities issuance was $4.0 billion (2019 – $2.3 billion), and other asset-backed securities was nil (2019 – $2.7 billion). The Bank also issued $11.1 billion of unsecured medium-term notes (2019 – $19.3 billion) and $4.4 billion of covered bonds (2019 – $8.9 billion), in various currencies and markets during the year ended October 31, 2020.

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In March 2020, OSFI issued a letter announcing a comprehensive suite of adjustments to existing capital and liquidity requirements in response to the situation with COVID-19. As it relates to liquidity and funding, the letter’s key measures included:

•	Encouraging institutions to use their liquidity buffers as appropriate to support further lending;
•	Temporarily increasing the covered bond limit to facilitate increased pledging of covered bonds as collateral to the Bank of Canada;
•	Confirming LCR treatment for secured funding transactions with the Bank of Canada and use of the Bank of Canada’s Bankers’ Acceptance Purchase Facility; and
•	Providing guidance with respect to the NSFR treatment for assets encumbered as part of central bank liquidity operations during stress periods.

In April 2019, OSFI included in LAR the revised treatment of deposit reserves and the final guidelines for the Canadian application of NSFR, which requires that Canadian D-SIBs maintain a ratio of available stable funding over required stable funding at the minimum of 100%.

These changes went into effect in January 2020 as required by LAR.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on certain lease-related commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading assets including personal and business term loans and the stable balance of revolving lines of credit. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

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TABLE 57:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	October 31, 2020
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$6,437	$8	$–	$–	$–	$–	$–	$–	$–	$6,445
Interest-bearing deposits with banks	161,326	656	–	–	–	–	–	–	2,167	164,149
Trading loans, securities, and other[1]	4,363	6,920	7,866	6,913	3,867	9,732	23,624	27,554	57,479	148,318
Non-trading financial assets at fair value through profit or loss	80	–	600	2,271	69	1,430	1,425	1,879	794	8,548
Derivatives	5,299	7,167	4,554	2,810	2,525	6,314	10,004	15,569	–	54,242
Financial assets designated at fair value through profit or loss	820	183	631	234	107	930	1,253	581	–	4,739
Financial assets at fair value through other comprehensive income	2,501	2,799	8,490	6,101	4,886	25,305	23,667	26,957	2,579	103,285
Debt securities at amortized cost, net of allowance for credit losses	6,444	23,449	16,052	5,855	5,498	12,386	62,145	95,852	(2)	227,679
Securities purchased under reverse repurchase agreements[2]	98,721	30,246	23,879	11,776	4,204	29	307	–	–	169,162
Loans
Residential mortgages	472	2,845	7,286	9,994	10,481	38,182	138,912	44,047	–	252,219
Consumer instalment and other personal	706	1,423	3,437	3,941	3,893	14,594	68,961	28,038	60,467	185,460
Credit card	–	–	–	–	–	–	–	–	32,334	32,334

Business and government	27,193	4,938	8,973	11,653	8,672	35,439	70,478	65,144	23,309	255,799

Total loans	28,371	9,206	19,696	25,588	23,046	88,215	278,351	137,229	116,110	725,812

Allowance for loan losses	–	–	–	–	–	–	–	–	(8,289)	(8,289)

Loans, net of allowance for loan losses	28,371	9,206	19,696	25,588	23,046	88,215	278,351	137,229	107,821	717,523
Customers’ liability under acceptances	12,699	2,036	204	2	–	–	–	–	–	14,941
Investment in Schwab	–	–	–	–	–	–	–	–	12,174	12,174
Goodwill[3]	–	–	–	–	–	–	–	–	17,148	17,148
Other intangibles[3]	–	–	–	–	–	–	–	–	2,125	2,125
Land, buildings, equipment, and other depreciable assets[3,4]	–	1	6	91	9	29	299	4,384	5,317	10,136
Deferred tax assets	–	–	–	–	–	–	–	–	2,444	2,444
Amounts receivable from brokers, dealers, and clients	33,951	–	–	–	–	–	–	–	–	33,951

Other assets	3,521	1,060	643	2,783	470	150	125	171	9,933	18,856
Total assets	$364,533	$83,731	$82,621	$64,424	$44,681	$144,520	$401,200	$310,176	$219,979	$1,715,865

Liabilities
Trading deposits	$1,802	$2,429	$2,065	$3,057	$1,639	$3,510	$3,455	$1,220	$–	$19,177
Derivatives	4,718	6,783	3,997	1,917	2,012	5,438	11,084	17,254	–	53,203
Securitization liabilities at fair value	–	608	243	652	345	2,495	6,706	2,669	–	13,718
Financial liabilities designated at fair value through profit or loss	18,654	7,290	12,563	15,892	5,251	–	4	11	–	59,665
Deposits[5,6]
Personal	6,240	8,996	9,139	9,550	7,288	10,095	7,923	37	565,932	625,200
Banks	12,870	1,592	313	56	28	–	4	5	14,101	28,969

Business and government	25,387	24,703	24,841	15,274	7,214	14,378	52,852	3,386	313,129	481,164

Total deposits	44,497	35,291	34,293	24,880	14,530	24,473	60,779	3,428	893,162	1,135,333
Acceptances	12,699	2,036	204	2	–	–	–	–	–	14,941
Obligations related to securities sold short[1]	698	1,095	993	823	707	4,888	9,789	14,986	1,020	34,999
Obligations related to securities sold under repurchase agreements[2]	122,433	23,944	30,879	1,791	4,952	4,873	4	–	–	188,876
Securitization liabilities at amortized cost	–	1,055	221	422	404	1,642	8,799	3,225	–	15,768
Amounts payable to brokers, dealers, and clients	35,143	–	–	–	–	–	–	–	–	35,143
Insurance-related liabilities	306	350	382	316	305	963	1,676	1,033	2,259	7,590
Other liabilities[4]	7,672	3,630	1,744	701	1,048	1,304	1,402	5,633	7,342	30,476

Subordinated notes and debentures	–	–	–	–	–	–	200	11,277	–	11,477

Equity	–	–	–	–	–	–	–	–	95,499	95,499
Total liabilities and equity	$248,622	$84,511	$87,584	$50,453	$31,193	$49,586	$103,898	$60,736	$999,282	$1,715,865
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$19,568	$23,526	$25,918	$20,089	$14,289	$43,760	$107,951	$4,343	$1,309	$260,753
Other commitments[9]	77	169	183	188	165	657	875	553	–	2,867

Unconsolidated structured entity commitments	903	342	1,367	227	408	–	–	–	–	3,247
Total off-balance sheet commitments	$20,548	$24,037	$27,468	$20,504	$14,862	$44,417	$108,826	$4,896	$1,309	$266,867

[1] Amount has been recorded according to the remaining contractual maturity of the underlying security.

[2] Certain contracts considered short-term are presented in ‘less than 1 month’ category.

[3] Certain non-financial assets have been recorded as having ‘no specific maturity’.

[4] Upon adoption of IFRS 16, ROU assets recognized are included in ‘Land, buildings, equipment, and other depreciable assets’ and lease liabilities recognized are included in ‘Other liabilities’.

5  As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.

[6] Includes $41 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 months to 3 months’, $3 billion in ‘over 3 months to 6 months’, $5 billion in ‘over 6 months to 9 months’, $4 billion in ‘over 9 months to 1 year’, $9 billion in ‘over 1 to 2 years’, $16 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

[7] Includes $290 million in commitments to extend credit to private equity investments.

[8] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

[9] Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 85

TABLE 57:  REMAINING CONTRACTUAL MATURITY (continued)1

(millions of Canadian dollars)	As at

	October 31, 2019
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$4,857	$6	$–	$–	$–	$–	$–	$–	$–	$4,863
Interest-bearing deposits with banks	23,412	1,137	77	–	–	–	–	–	957	25,583
Trading loans, securities, and other[2]	1,197	3,990	3,916	3,171	2,873	15,672	25,939	19,014	70,228	146,000
Non-trading financial assets at fair value through profit or loss	147	2	37	668	314	1,301	1,803	1,488	743	6,503
Derivatives	5,786	8,472	3,255	2,109	2,222	5,610	8,652	12,788	–	48,894
Financial assets designated at fair value through profit or loss	195	696	156	82	83	404	1,725	699	–	4,040
Financial assets at fair value through other comprehensive income	1,431	3,818	4,161	6,339	6,426	18,205	40,289	28,594	1,841	111,104
Debt securities at amortized cost, net of allowance for credit losses	1,878	5,233	2,254	1,050	764	8,791	45,127	65,401	(1)	130,497
Securities purchased under reverse repurchase agreements[3]	98,904	34,839	24,000	6,331	1,765	44	52	–	–	165,935
Loans
Residential mortgages	2,006	5,595	8,013	9,832	11,719	34,029	101,591	62,855	–	235,640
Consumer instalment and other personal	850	1,819	3,170	3,620	3,544	17,256	61,736	28,236	60,103	180,334
Credit card	–	–	–	–	–	–	–	–	36,564	36,564
Business and government	29,460	5,573	7,970	9,496	8,830	21,078	71,071	61,266	21,773	236,517

Total loans	32,316	12,987	19,153	22,948	24,093	72,363	234,398	152,357	118,440	689,055

Allowance for loan losses	–	–	–	–	–	–	–	–	(4,447)	(4,447)

Loans, net of allowance for loan losses	32,316	12,987	19,153	22,948	24,093	72,363	234,398	152,357	113,993	684,608
Customers’ liability under acceptances	11,127	2,211	152	4	–	–	–	–	–	13,494
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	9,316	9,316
Goodwill[4]	–	–	–	–	–	–	–	–	16,976	16,976
Other intangibles[4]	–	–	–	–	–	–	–	–	2,503	2,503
Land, buildings, equipment, and other depreciable assets[4]	–	–	–	–	–	–	–	–	5,513	5,513
Deferred tax assets	–	–	–	–	–	–	–	–	1,799	1,799
Amounts receivable from brokers, dealers, and clients	20,575	–	–	–	–	–	–	–	–	20,575

Other assets	2,548	1,391	2,830	168	103	169	157	97	9,624	17,087
Total assets	$204,373	$74,782	$59,991	$42,870	$38,643	$122,559	$358,142	$280,438	$233,492	$1,415,290

Liabilities
Trading deposits	$5,837	$3,025	$4,166	$2,606	$3,185	$2,430	$4,014	$1,622	$–	$26,885
Derivatives	7,180	7,968	3,603	2,062	1,763	5,546	8,148	13,781	–	50,051
Securitization liabilities at fair value	–	668	412	494	387	1,656	7,499	1,942	–	13,058
Financial liabilities designated at fair value through profit or loss	22,193	25,370	15,799	20,496	20,907	356	1	9	–	105,131
Deposits[5,6]
Personal	5,218	8,990	9,459	7,691	7,583	9,374	9,670	21	445,424	503,430
Banks	6,771	1,459	150	1	6	–	3	7	8,354	16,751

Business and government[7]	18,576	10,049	7,569	10,482	10,670	34,130	46,188	7,594	221,538	366,796

Total deposits	30,565	20,498	17,178	18,174	18,259	43,504	55,861	7,622	675,316	886,977
Acceptances	11,127	2,211	152	4	–	–	–	–	–	13,494
Obligations related to securities sold short[2]	384	654	398	819	1,171	3,351	9,882	12,115	882	29,656
Obligations related to securities sold under repurchase agreements[3]	101,856	20,224	2,993	694	30	47	12	–	–	125,856
Securitization liabilities at amortized cost	–	513	1,274	355	342	2,098	6,586	2,918	–	14,086
Amounts payable to brokers, dealers, and clients	23,746	–	–	–	–	–	–	–	–	23,746
Insurance-related liabilities	190	315	388	330	318	940	1,612	874	1,953	6,920
Other liabilities[8]	2,845	3,142	1,334	1,293	641	3,339	1,663	138	6,609	21,004

Subordinated notes and debentures	–	–	–	–	–	–	–	10,725	–	10,725

Equity	–	–	–	–	–	–	–	–	87,701	87,701
Total liabilities and equity	$205,923	$84,588	$47,697	$47,327	$47,003	$63,267	$95,278	$51,746	$772,461	$1,415,290
Off-balance sheet commitments
Credit and liquidity commitments[9,10]	$19,388	$21,652	$18,391	$13,537	$12,034	$27,207	$111,281	$5,856	$1,294	$230,640
Operating lease commitments[11]	82	165	250	247	244	936	2,332	3,365	–	7,621
Other purchase obligations	82	182	185	206	177	753	1,031	556	–	3,172

Unconsolidated structured entity commitments	408	793	1,360	461	97	81	–	–	–	3,200
Total off-balance sheet commitments	$19,960	$22,792	$20,186	$14,451	$12,552	$28,977	$114,644	$9,777	$1,294	$244,633
[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[3]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[4]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[5]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[6]

Includes $40 billion of covered bonds with remaining contractual maturities of $1 billion in less than 1 month, $2 billion in over 3 months to 6 months, $2 billion in over 6 months to 9 months, $14 billion in ‘over 1 to 2 years’, $18 billion in ‘over 2 to 5 years’, and $3 billion in ‘over 5 years’.

[7]

On June 30, 2019, TD Capital Trust IV redeemed all of the outstanding $550 million TD Capital Trust IV Notes – Series 1 at a redemption price of 100% of the principal amount plus any accrued and unpaid interest payable on the date of redemption.

[8]

Includes $83 million of capital lease commitments with remaining contractual maturities of $2 million in ‘less than 1 month’, $4 million in ‘1 month to 3 months’, $5 million in ‘3 months to 6 months’, $5 million in ‘6 months to 9 months’, $5 million in ‘9 months to 1 year’, $22 million in ‘over 1 to 2 years’, $39 million in ‘over 2 to 5 years’, and $1 million in ‘over 5 years’.

[9]	Includes $374 million in commitments to extend credit to private equity investments.
[10]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[11]	Includes rental payments, related taxes, and estimated operating expenses.

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Capital Adequacy Risk

Capital adequacy risk is the risk of insufficient capital being available in relation to the amount of capital required to carry out the Bank's strategy and/or satisfy regulatory and internal CAR.

Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.

Managing capital levels requires that the Bank holds sufficient capital, in normal and stress environments, to avoid the risk of breaching minimum capital levels prescribed by regulators and internal Board limits.

WHO MANAGES CAPITAL ADEQUACY RISK

The Board reviews the adherence to capital targets and approves the annual capital plan and the Global Capital Management Policy. The Risk Committee reviews and approves the Capital Adequacy Risk Management Framework and oversees management's actions to maintain an appropriate ICAAP framework, commensurate with the Bank's risk profile. The CRO and CFO oversee that the Bank's ICAAP is effective in meeting CAR.

The ALCO recommends and maintains the Capital Adequacy Risk Management Framework and the Global Capital Management Policy for effective and prudent management of the Bank's capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital targets.

TBSM is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis, with oversight provided by ALCO. TBSM updates the capital forecast, including appropriate changes to capital issuance, repurchase and redemption. The capital forecast is reviewed by ALCO. TBSM also leads the ICAAP and EWST processes. The Bank's business segments are responsible for managing to the allocated capital limits.

Additionally, regulated subsidiaries of the Bank, including certain insurance subsidiaries and subsidiaries in the U.S. and other jurisdictions, manage their capital adequacy risk in accordance with applicable regulatory requirements. Capital management policies and procedures of subsidiaries are also required to conform with those of the Bank. U.S. regulated subsidiaries of the Bank are required to follow several regulatory guidelines, rules and expectations related to capital planning and stress testing including the U.S. Federal Reserve Board's Regulation YY establishing Enhanced Prudential Standards for Foreign Banking Organizations, applicable to U.S. Bank Holding Companies. Refer to the sections on "Future Regulatory Capital Developments", "Enterprise-Wide Stress Testing", and "Risk Factors That May Affect Future Results" for further details.

HOW TD MANAGES CAPITAL ADEQUACY RISK

Capital resources are managed in a manner designed so that the Bank's capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, so that it meets the higher of these requirements.

Regulatory capital requirements represent minimum capital levels. The Board approves capital targets that provide a sufficient buffer so that the Bank meets minimum capital requirements under stress conditions. The purpose of these capital targets is to reduce the risk of a breach of minimum capital requirements, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before minimum capital requirements are breached. Capital targets are defined in the Global Capital Management Policy.

A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual RWA and Leverage exposure limits. Capital generation and usage are monitored and reported to the ALCO.

The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The results of the EWST are considered in the determination of capital targets and capital risk appetite limits.

The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst-case unexpected losses over a one-year period.

In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to maintain capital adequacy through periods of bank-specific or systemic market stress. The Capital Contingency Plan outlines the governance and procedures to be followed if the Bank's consolidated capital levels are forecast to fall below capital targets or when there are capital concerns from disruptive events or trends. It also outlines potential management actions that may be taken to prevent such a breach from occurring.

Legal, Regulatory Compliance and Conduct Risk

Legal, Regulatory Compliance and Conduct (LRCC) risk is the risk associated with the failure to meet the Bank's legal obligations from legislative, regulatory or contractual perspectives, obligations under the Bank's Code of Conduct and Ethics, or requirements of fair business conduct or market conduct practices. This includes risks associated with the failure to identify, communicate, and comply with current and changing laws, regulations, rules, regulatory guidance or self-regulatory organization standards, and codes, including the prudential risk management of Money Laundering, Terrorist Financing, Economic Sanctions, and Bribery and Corruption risk (the "LRCC Requirements"). Potential consequences of failing to mitigate LRCC risk include financial loss, regulatory sanctions, and loss of reputation, which could be material to the Bank.

The Bank is exposed to LRCC risk in virtually all of its activities. Failure to mitigate LRCC risk and meet regulatory and legal requirements can impact the Bank's ability to meet strategic objectives, poses a risk of censure or penalty, may lead to litigation, and puts the Bank's reputation at risk. Financial penalties, reputational damage, and other costs associated with legal proceedings, and unfavourable judicial or regulatory determinations may also adversely affect the Bank's business, results of operations and financial condition. LRCC risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return and also because LRCC risk generally cannot be effectively mitigated by trying to limit its impact to any one business or jurisdiction, as realized LRCC risk may adversely impact unrelated business or jurisdictions. LRCC risk is inherent in the normal course of operating the Bank's businesses.

WHO MANAGES LEGAL, REGULATORY COMPLIANCE, AND CONDUCT RISK

The proactive and effective management of LRCC risk is complex given the breadth and pervasiveness of exposure. The LRCC Risk Management Framework applies enterprise-wide to the Bank and to all of its corporate functions, business segments, its governance, risk, and oversight functions, and to its subsidiaries. All of the Bank's businesses are responsible for operating their business in compliance with LRCC Requirements applicable to their jurisdiction and specific business requirements, and for adhering to LRCC requirements in their business operations, including setting the appropriate tone for LRCC risk management. This accountability involves assessing the risk, designing and implementing controls, and monitoring and reporting on their ongoing effectiveness to safeguard the businesses from operating outside of the Bank's risk appetite. The Compliance, Global Anti-Money Laundering (GAML) and Regulatory Risk departments provide objective guidance, and oversight with respect to managing LRCC risk. The Legal and Regulatory Relationships and Government Affairs groups provide advice with respect to managing LRCC risk. Representatives of these groups interact regularly with senior executives of the Bank's businesses. Also, the senior management of the Legal, Compliance, and GAML departments have

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 87

established regular meetings with and reporting to the Audit Committee, which oversees the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the Bank's compliance with the laws and regulations that apply to it. Senior management of the Compliance Department also reports regularly to the Corporate Governance Committee, which oversees conduct risk management in the Bank. In addition, senior management of the Regulatory Risk group has established periodic reporting to the Board and its committees.

HOW TD MANAGES LEGAL, REGULATORY COMPLIANCE AND CONDUCT RISK

Effective management of LRCC risk is a result of enterprise-wide collaboration and requires (a) independent and objective identification and assessment of LRCC risk, (b) objective guidance and advisory services and/or independent challenge and oversight to identify, assess, control, and monitor LRCC risk, and (c) an approved set of frameworks, policies, procedures, guidelines, and practices. While each business line is accountable for operating in compliance with applicable laws and regulations and for effectively managing LRCC risk, each of the Legal, Compliance, GAML, and Regulatory Risk departments plays a critical role in the management of LRCC risk at the Bank. Depending on the circumstances, they play different roles at different times: ’trusted advisor', provider of objective guidance, independent challenge, and oversight and control (including ’gatekeeper' or approver).

In particular, the Compliance department performs the following functions: it acts as an independent Regulatory Compliance and Conduct Risk management oversight function; it fosters a culture of integrity, ethics and compliance across the organization to manage and mitigate Regulatory Compliance and Conduct Risks; it assesses the adequacy of, adherence to, and effectiveness of the Bank's day-to-day Regulatory Compliance Management (RCM) controls; it is accountable for leading the enterprise Conduct Risk governance and oversight; and it supports the Global Chief Compliance Officer in providing an opinion to the Audit Committee as to whether the RCM controls are sufficiently robust in achieving compliance with applicable regulatory requirements. The Compliance department works in partnership with Human Resources and Operational Risk Management to provide oversight and challenge to the businesses in their management of conduct risk.

The GAML department: acts as an independent regulatory compliance and risk management oversight function and is responsible for regulatory compliance and the broader prudential risk management components of the Anti-Money Laundering, Anti-Terrorist Financing, Sanctions, and Anti-Bribery/Anti-Corruption programs (the "GAML Programs"), including their design, content, and enterprise-wide implementation; develops standards, monitors, evaluates, and reports on GAML program controls, design, and execution; and reports on the overall adequacy and effectiveness of the GAML Programs, including program design and operation. In addition, the Compliance and GAML departments have developed methodologies and processes to measure and aggregate regulatory compliance risks and conduct risks on an ongoing basis as a baseline to assess whether the Bank's internal controls are effective in adequately mitigating such risks and determine whether individual or aggregate business activities are conducted within the Bank's risk appetite.

The Legal department acts as an independent provider of legal services and advice, and protects the Bank from unacceptable legal risk. The Legal department has also developed methodologies for measuring litigation risk for adherence to the Bank's risk appetite.

Processes employed by the Legal, Compliance, and GAML departments (including policies and frameworks, training and education, and the Code of Conduct and Ethics) support the responsibility of each business to adhere to LRCC Requirements.

Finally, the Bank's Regulatory Risk and Government Affairs groups also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations and regulatory findings remediation, support regulatory discussions on new or proposed products or business initiatives, and advance the public policy objectives of the Bank.

Reputational Risk

Reputational risk is the potential that stakeholder perceptions, whether true or not, regarding the Bank's business practices, actions or inactions, will or may cause a significant decline in the Bank's value, brand, liquidity or customer base, or require costly measures to address.

A company's reputation is a valuable business asset that is essential to optimizing shareholder value and therefore, is constantly at risk. Reputational risk can arise as a consequence of negative perceptions about the Bank's business practices involving any aspect of the Bank's operations and usually involves concerns about business ethics and integrity, competence, or the quality or suitability of products and services. Since all risk categories can have an impact on a company's reputation, reputational risk is not managed in isolation from the Bank's other major risk categories and can ultimately impact its brand, earnings, and capital.

WHO MANAGES REPUTATIONAL RISK

Responsibility for managing risks to the Bank's reputation ultimately lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The Enterprise Reputational Risk Committee (ERRC) is the most senior executive committee for the review of reputational risk matters at TD. The mandate of the ERRC is to oversee the management of reputational risk within the Bank's risk appetite. Its main accountability is to review and assess business and corporate initiatives and activities where significant reputational risk profiles have been identified and escalated. The ERRC also provides a forum for discussion, review, and escalation for non-traditional risks.

At the same time, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank's reputation and the management of reputational risk. This means that every Bank employee is responsible for following ethical practices at all times, complying with applicable policies, legislation, and regulations and are also supporting positive interactions with the Bank's stakeholders. Reputational risk is most effectively managed when everyone at the Bank works continuously to protect and enhance the Bank's reputation.

HOW TD MANAGES REPUTATIONAL RISK

The Bank's approach to the management of reputational risk combines the experience and knowledge of individual business segments, corporate shared service areas and governance, risk and oversight functions. It is based on enabling The Bank's businesses to understand their risks and developing the policies, processes, and controls required to manage these risks appropriately in line with the Bank's strategy and reputational risk appetite. The Bank's Reputational Risk Management Framework provides a comprehensive overview of its approach to the management of this risk. Amongst other significant policies, the Bank's Enterprise Reputational Risk Management Policy is approved by the Group Head and CRO and sets out the requirements under which business segments and corporate shared services are required to manage reputational risk. These requirements include implementing procedures and designating a business-level committee (where required by the Policy) to review and assess reputational risks and escalation to the ERRC as appropriate.

The Bank also has an enterprise-wide New Business and Product Approval (NBPA) Policy that is approved by the CRO and establishes standard practices to support consistent processes for approving new businesses, products, and services across the Bank. The policy is supported by business segment specific processes, which involve independent review from oversight functions, and consider all aspects of a new product, including reputational risk.

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Environmental and Social Risk

Environmental and social risk is the potential for loss of strategic, financial, operational, legal or reputational value resulting from the Bank's direct and indirect impact on the environment and society, and impact of environmental and social issues on the Bank, within the scope of short-term and long-term cycles.

Management of environmental and social risk is an enterprise-wide priority. Key environmental and social risks include: (1) direct risks associated with the ownership and operation of the Bank's business, which include management and operation of company-owned or managed real estate, business operations, and associated services; (2) indirect risks associated with environmental and social issues or events (including climate change) that may impact the Bank's customers and clients to whom the Bank provides financial services or in which the Bank invests; (3) identification and management of new or emerging environmental and social regulatory issues; and (4) failure to understand and appropriately leverage environmental or social-related trends to meet customer and consumer demands for products and services.

WHO MANAGES ENVIRONMENTAL AND SOCIAL RISK

The Global Head, Sustainability and Corporate Citizenship and the Senior Vice President, Operational Risk Management hold senior executive accountability for environmental and social management. The Corporate Environmental Affairs team is responsible for developing environmental, social and related governance strategy, setting performance standards and targets, and reporting on performance. In addition, the Bank's Environmental and Social Risk Management group, operating under Operational Risk Management, has environmental and social risk oversight accountabilities, including establishing risk frameworks, policies, processes and governance to actively manage, monitor and report on these risks at the Bank. The Bank's various business-specific and enterprise risk committees are also involved in monitoring material risks and acting as governance bodies for escalation and oversight of material environmental and social risk issues.

HOW TD MANAGES ENVIRONMENTAL AND SOCIAL RISK

The Bank manages environmental and social risks through an enterprise-wide Environmental and Social Risk Framework which is supported by business segment level policies and procedures across the Bank.

The Bank's environmental and social metrics, targets, and performance are publicly reported within its annual Environmental, Social and Governance (ESG) Report. Key performance measures are reported according to the Global Reporting Initiative (GRI) and are independently assured.

The Bank applies its Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale and commercial businesses. These procedures include assessment of the Bank's clients' policies, procedures, and performance on significant environmental and social issues, such as air, land, and water risk, biodiversity, stakeholder engagement, and free prior and informed consent (FPIC) of Indigenous Peoples. The Bank has developed a list of prohibited business activities and transactions based on environmental and social risks, including those related to human rights. In addition, within Wholesale and Commercial Banking, sector-specific guidelines have been developed for environmentally sensitive sectors. In the area of project finance, the Bank has been a signatory to the Equator Principles since 2007 and reports on Equator Principles projects within its annual ESG Report. The Equator Principles help financial institutions determine, assess, manage and report environmental and social risk in respect of projects that are in scope of the Equator Principles. The Bank uses a comprehensive set of tools and guidance documents to identify and categorize Equator Principle deals appropriately.

Climate Risk

Climate risk is the risk of financial loss or reputational damage resulting from the physical and transitional impacts of climate change to the Bank and its customers and clients. The Bank reports on climate-related risk in its ESG Report. In the 2019 ESG Report, the Bank provided disclosure on its alignment with the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD) which seek to provide a more consistent approach in assessing and reporting climate-related risks, including physical and transition risks and opportunities. The Bank is a member of the United Nations Environment Programme Finance Initiative (UNEP-FI) and is participating in TCFD pilot studies led by UNEP-FI that seek to develop harmonized industry-wide approaches for climate scenario analysis in bank lending, investments, and insurance portfolios.

TDAM is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate ESG issues into investment analysis and decision-making. TDAM has adopted its Sustainable Investing Policy across its operations since 2009. The Policy provides a high-level overview of how TDAM fulfils its commitment to the six guiding principles set out by the UNPRI. In 2015, TD Insurance became a signatory to the UNEP-FI Principles for Sustainable Insurance, which provides a global framework for managing ESG risks within the insurance industry.

Codes of Conduct and Human Rights

The Bank has several policies, including the Bank's Code of Conduct and Ethics that reflect the Bank's commitment to manage its business responsibly and in compliance with applicable law. For additional information on the Code of Conduct and Ethics, refer to the "Legal, Regulatory Compliance and Conduct Risk" section above. In addition, when registering suppliers, the Bank requests that suppliers confirm that they operate in accordance with the expectations described in our Supplier Code of Conduct. The Bank applies enhanced due diligence to sourcing products and services when social, ethical, environmental and geographical factors suggest higher risk. The Bank has a Human Rights Statement that also reflects the Bank's commitment to manage its business responsibly.

The Bank's North American Supplier Diversity Program seeks to promote a level playing field and encourage the inclusion of women, visible minorities, Indigenous Peoples, the LGBTQ2+ community, people with disabilities, veterans and other diverse groups in its procurement process.

The Bank publicly reports under the United Kingdom Modern Slavery Act 2015, and the Bank's Supplier Code of Conduct reflects this legislation.

The Bank proactively monitors and assesses policy and legislative developments, and maintains an ’open door' approach with environmental and community organizations, industry associations, and responsible investment organizations.

Additional information on TD's environmental and social risk management and performance is included in the ESG Report, which is available on the Bank's website.

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ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Policies and Estimates

The Bank's accounting policies and estimates are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies and estimates are presented in the Notes of the 2020 Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgment and estimates include the classification and measurement of financial assets, accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, the consolidation of structured entities, and accounting for revenue from contract with customers.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's 2020 Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's 2020 Consolidated Financial Statements.

ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS

Business Model Assessment

The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 of the Bank’s 2020 Consolidated Financial Statements for details on the Bank's business models. In determining its business models, the Bank considers the following:

•	Management's intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the business model and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.

Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or infrequent.

Solely Payments of Principal and Interest Test

In assessing whether contractual cash flows represent solely payments of principal and interest (SPPI), the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assesses if the contractual cash flows of the instruments continue to meet the SPPI test:

•	Performance-linked features;
•	Terms that limit the Bank's claim to cash flows from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features; and
•	Features that modify elements of the time value of money.

IMPAIRMENT OF FINANCIAL ASSETS

Significant Increase in Credit Risk

For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure's credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met.

For non-retail exposures, BRR is determined on an individual borrower basis using industry and sector specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met. Refer to the "Impact of COVID-19" section of this document for considerations as a result of COVID-19.

Measurement of Expected Credit Loss

For retail exposures, ECLs are calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial asset and discounted to the reporting date at the effective interest rate. PD estimates represent the forward-looking PD, updated quarterly based on the Bank's historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across

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the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and expectations about future draws where applicable.

For non-retail exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure's BRR to forward-looking PD over the expected life. LGD estimates are determined by mapping the exposure's facility risk rating (FRR) to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the expected LGD to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.

Forward-Looking Information

In calculating ECLs, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional macroeconomic factors that are industry or segment specific are also incorporated, where relevant. Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of possible economic conditions. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability weighted ECLs. Macroeconomic variables are statistically derived relative to the base forecast based on the historical distribution of each variable. TD Economics will apply judgment to recommend probability weights to each forecast on a quarterly basis. The proposed macroeconomic forecasts and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three forecasts are applied against the respective probability-weightings to determine the probability-weighted ECLs. Refer to the “Impact of COVID-19” section of this document for considerations as a result of COVID-19 and Note 8 of the Consolidated Financial Statements for further details on the macroeconomic variables and ECL sensitivity.

Expert Credit Judgment

ECLs are recognized on initial recognition of the financial assets. Allowance for credit losses represents management's best estimate of the risk of default and ECLs on the financial assets, including any off-balance sheet exposures, at the balance sheet date. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models. Refer to the “Impact of COVID-19” section of this document for considerations as a result of COVID-19.

Management's judgment is used to determine the point within the range that is the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

Impact of COVID-19

As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in assessing significant increase in credit risk and measuring ECLs. The Bank introduced relief programs in the second quarter that allow borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government-assistance programs which reduce the Bank's exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Macroeconomic variables for the upside scenario are statistically derived relative to the base forecast based on historical distributions for each variable. For the downside scenario, since the second quarter of 2020, macroeconomic variables were based on plausible scenario analysis of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Refer to Note 8 for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

LEASES

The Bank applies judgment in determining the appropriate lease term on a lease-by-lease basis. All facts and circumstances that create an economic incentive to exercise a renewal option or not to exercise a termination option including investments in major leaseholds, branch performance and past business practice are considered. The periods covered by renewal or termination options are only included in the lease term if it is reasonably certain that the Bank will exercise the options; management considers "reasonably certain" to be a high threshold. Changes in the economic environment or changes in the industry may impact the Bank's assessment of lease term, and any changes in the Bank's estimate of lease terms may have a material impact on the Bank's Consolidated Balance Sheet and Consolidated Statement of Income.

In determining the carrying amount of ROU assets and lease liabilities, the Bank is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determinable. The Bank determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Bank's creditworthiness, the security, term, and value of the ROU asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to changes in the macroeconomic environment.

FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instruments, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

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Judgment is used in recording valuation adjustments to model fair values to account for system limitations or measurement uncertainty, such as when valuing complex and less actively traded financial instruments. Valuation adjustments reflect the Bank's assessment of factors that market participants would use in pricing the asset or liability. The Bank recognizes various types of valuation adjustments including, but not limited to, adjustments for bid-offer spreads, adjustments for the unobservability of inputs used in pricing models, and adjustments for assumptions about risk, such as the creditworthiness of either counterparty and market implied funding costs for uncollateralized derivatives. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models. For example, IBOR reform may also have an impact on the fair value of products that reference or use valuation models with IBOR inputs.

The Bank recognized valuation adjustments of $543 million as at October 31, 2020 (October 31, 2019 – $69 million) against the fair value of financial instruments, related mainly to credit risk, funding risk, and bid-offer spreads on derivatives.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5 of the Bank's 2020 Consolidated Financial Statements.

DERECOGNITION OF FINANCIAL INSTRUMENTS

Certain assets transferred may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial assets have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in AOCI. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The recoverable amount of the Bank's CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, discount rates, and terminal values reflecting terminal growth rates or terminal price-earnings multiples. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

EMPLOYEE BENEFITS

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is determined by reference to market yields on high-quality corporate bonds with terms matching the plans' specific cash flows. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

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Certain of the Bank's provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management's best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking into account all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.

Further information on insurance risk assumptions is provided in Note 22 of the 2020 Consolidated Financial Statements.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.

Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity's key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity's key economic activities, it is considered to have decision-making power over the entity.

The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.

If the Bank has decision-making power over the entity and absorbs significant variable returns from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.

The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The Bank applies judgment to determine the timing of satisfaction of performance obligations which affects the timing of revenue recognition, by evaluating the pattern in which the Bank transfers control of services promised to the customer. A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Bank performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed method which is based on time elapsed in proportion to the period over which the service is provided, for example, personal deposit account bundle fees. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Bank provides a stand-ready service or effort is expended evenly by the Bank to provide a service over the contract period. In contracts where the Bank has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Bank's performance completed to date, the Bank recognizes revenue in the amount to which it has a right to invoice.

The Bank satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date. Determining when control is transferred requires the use of judgment. For transaction-based services, the Bank determines that control is transferred to the customer at a point in time when the customer obtains substantially all of the benefits from the service rendered and the Bank has a present right to payment, which generally coincides with the moment the transaction is executed.

The Bank exercises judgment in determining whether costs incurred in connection with acquiring new revenue contracts would meet the requirement to be capitalized as incremental costs to obtain or fulfil a contract with customers.

ACCOUNTING STANDARDS AND POLICIES

Current and Future Changes in Accounting Policies

CURRENT CHANGES IN ACCOUNTING POLICIES

The following new standards have been adopted by the Bank on November 1, 2019.

Leases

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases (IAS 17) and became effective for annual periods beginning on or after January 1, 2019, which was November 1, 2019 for the Bank.

IFRS 16 introduces a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize ROU assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments, if any, and is subsequently measured at such cost less accumulated depreciation and any related accumulated impairment. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Bank's incremental borrowing rate. The lease term includes renewal and termination options that the Bank is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, changes in the Bank's assumptions or strategies relating to the exercise of purchase, extension, or termination options, or updates to the incremental borrowing rate. ROU assets are recorded in Land, buildings, equipment, and other depreciable assets and lease liabilities are included in Other liabilities on the Consolidated Balance Sheet. The Consolidated Statement of Income recognizes interest expense on lease liabilities, which is calculated on an EIR basis. Secondly, depreciation expense is recognized on the ROU assets and is calculated on a straight-line basis in non-interest expense. ROU assets are depreciated over the shorter of the useful life of the underlying asset and the lease term. Any changes in useful life are applied on a prospective basis. Previously, under IAS 17, net rental expense on operating leases was recorded in non-interest expense. The net

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impact of these changes shifts the timing and geography of expense recognition. Short-term leases, which are defined as those that have a lease term of twelve months or less, and leases of low-value assets are exempt, with their payments being recognized in Non-interest expense on a straight-line basis within the Bank's Consolidated Statement of Income. Lessor accounting remains substantially unchanged.

Upon transition to IFRS 16, the Bank adopted the new standard using the modified retrospective approach and recognized the cumulative effect of the transitional impact in opening retained earnings on November 1, 2019 with no restatement of comparative periods. The Bank has applied certain permitted practical expedients and elections including: using hindsight to determine the lease term where lease contracts contain options to extend or terminate; measuring the ROU asset retrospectively for certain leases; not reassessing contracts identified as leases under the previous accounting standards; not applying IFRS 16 to leases of intangible assets; and applying onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review on the ROU assets as at November 1, 2019.

The main impact of IFRS 16 was on the Bank's real estate leases, which were previously classified as operating leases. The Bank also leases certain equipment and other assets. On November 1, 2019, the Bank recognized $4.46 billion of ROU assets, $5.66 billion of lease liabilities, and other balance sheet adjustments and reclassifications of $0.65 billion. The decrease in retained earnings was $0.55 billion after tax. The impact to Common Equity Tier 1 (CET1) capital was a decrease of 24 basis points (bps). The following table sets forth the adjustments to the Bank's operating lease commitments disclosed under IAS 17 as at October 31, 2019, which were used to derive the lease liabilities recognized by the Bank as at November 1, 2019:

(millions of Canadian dollars)	Amount[1]
Operating lease commitments disclosed as at October 31, 2019	$7,621
Commitments for leases that have not commenced at November 1, 2019, and commitments for non-lease payments[2]	(2,577)
Effect of recognition exemption for short-term and low value leases	(29)
Effect of extension and termination options reasonably certain to be exercised and other	4,732
Effect of discounting using the incremental borrowing rate[3]	(4,083)
Lease liabilities recognized as at November 1, 2019	$5,664

[1]	Certain amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Non-lease payments include taxes and estimated operating expenses.
[3]	The weighted average incremental borrowing rate was 2.8%.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC (IFRS Interpretations Committee) Interpretation 23, Uncertainty over Income Tax Treatments, which clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Bank adopted this interpretation on November 1, 2019 and it did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards and framework have been issued, but are not yet effective on the date of issuance of the Bank's Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards and framework on the Consolidated Financial Statements.

IBOR Reform and its Effects on Financial Reporting

The IASB finalized its standard setting relating to the effects of IBOR reform and on August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform Phase 2), for which the Bank is currently assessing the impact of adoption. The Bank adopted the IASB's first phase of interest rate benchmark reform standard setting, Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39, and IFRS 7 (Interest Rate Benchmark Reform Phase 1), effective October 31, 2019.

Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The changes relate to the modification of financial assets, financial liabilities and lessee lease liabilities, as well as providing specific hedge accounting relief and disclosure requirements. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform made on an economically equivalent basis to be accounted for by updating the EIR prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Reliefs are also provided for an entity's hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Additional reliefs are also provided for specific hedge accounting requirements if certain conditions are met. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.

Insurance Contracts

The IASB issued IFRS 17, Insurance Contracts (IFRS 17), amended in June 2020, which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI's related Advisory precludes early adoption.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank. The adoption of the Revised Conceptual Framework is not expected to have a significant impact on the Bank.

Business Combinations

In October 2018, the IASB issued a narrow-scope amendment to IFRS 3, Business Combinations (IFRS 3). The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a

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business, not when acquiring a group of assets. The amendment to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank. These amendments will be applied prospectively and are not expected to have a significant impact on the Bank.

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2020. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2020.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2020, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of, and for the year ended October 31, 2020. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2020.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2020, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 95

Additional Financial Information

Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB.

TABLE 58:  INVESTMENT PORTFOLIO – Securities Maturity Schedule1,2

(millions of Canadian dollars)									As at
	Remaining terms to maturities[3]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total		Total
							October 31 2020	October 31 2019	October 31 2018

Securities at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal
Fair value	$2,144	$2,922	$6,120	$2,434	$506	$–	$14,126	$9,663	$12,731
Amortized cost	2,141	2,904	6,076	2,403	443	–	13,967	9,603	12,740
Yield	1.61%	1.72%	1.58%	2.41%	2.72%	–%	1.79%	2.15%	2.12%
Provinces
Fair value	1,368	2,308	4,430	7,920	476	–	16,502	12,927	9,507
Amortized cost	1,365	2,279	4,362	7,860	476	–	16,342	12,890	9,443
Yield	1.43%	2.68%	2.86%	3.41%	1.92%	–%	2.95%	3.20%	3.12%
U.S. federal government debt
Fair value	8,415	9,825	1,420	2,490	18	–	22,168	25,176	27,060
Amortized cost	8,405	9,811	1,378	2,464	16	–	22,074	25,166	26,898
Yield	1.66%	1.82%	2.10%	1.57%	1.99%	–%	1.75%	1.67%	1.58%
U.S. states, municipalities, and agencies
Fair value	2,101	1,672	1,047	541	5,505	–	10,866	15,561	18,706
Amortized cost	2,101	1,665	1,047	527	5,461	–	10,801	15,537	18,959
Yield	1.34%	1.91%	2.33%	2.60%	1.25%	–%	1.54%	2.33%	2.44%
Other OECD government-guaranteed debt
Fair value	3,988	6,025	539	204	–	–	10,756	14,407	20,096
Amortized cost	3,983	6,006	528	203	–	–	10,720	14,394	20,034
Yield	1.25%	1.65%	2.52%	3.19%	–%	–%	1.58%	1.68%	1.53%
Canadian mortgage-backed securities
Fair value	1,166	2,699	–	–	–	–	3,865	5,437	6,633
Amortized cost	1,162	2,693	–	–	–	–	3,855	5,407	6,575
Yield	1.48%	1.61%	–%	–%	–%	–%	1.57%	1.63%	1.67%
Other debt securities
Asset-backed securities
Fair value	954	1,978	1,906	1,649	3,519	–	10,006	15,888	21,969
Amortized cost	954	1,976	1,902	1,645	3,574	–	10,051	15,890	21,901
Yield	0.42%	2.45%	2.17%	1.96%	0.88%	–%	1.57%	2.27%	2.37%
Non-agency CMO[4]
Fair value	–	–	–	–	–	–	–	247	472
Amortized cost	–	–	–	–	–	–	–	247	471
Yield	–%	–%	–%	–%	–%	–%	–%	2.52%	3.06%
Corporate and other debt
Fair value	2,174	3,570	2,519	1,612	20	–	9,895	7,834	8,507
Amortized cost	2,169	3,549	2,500	1,605	30	–	9,853	7,832	8,534
Yield	2.34%	2.76%	2.44%	2.78%	1.43%	–%	2.58%	2.56%	2.82%
Equity securities
Common shares
Fair value	–	–	–	–	–	2,387	2,387	1,598	1,804
Amortized cost	–	–	–	–	–	2,641	2,641	1,594	1,725
Yield	–%	–%	–%	–%	–%	2.03%	2.03%	3.07%	3.43%
Preferred shares
Fair value	–	–	–	–	–	212	212	242	370
Amortized cost	–	–	–	–	–	303	303	302	376
Yield	–%	–%	–%	–%	–%	3.38%	3.38%	4.07%	4.17%
Total securities at fair value through other comprehensive income
Fair value	$22,310	$30,999	$17,981	$16,850	$10,044	$2,599	$100,783	$108,980	$127,855
Amortized cost	22,280	30,883	17,793	16,707	10,000	2,944	100,607	108,862	127,656
Yield	1.54%	1.98%	2.19%	2.76%	1.22%	2.17%	1.98%	2.17%	2.13%

[1]

Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

[2]

As at October 31, 2020, there were no securities from a single issuer where the book value was greater than 10% (as at October 31, 2019, includes securities issued by the Government of Japan $9.6 billion, where the book value was greater than 10% of the shareholders' equity).

[3]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
[4]	Collateralized mortgage obligation (CMO).

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 96

TABLE 58:  INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)1,2

(millions of Canadian dollars)									As at
	Remaining terms to maturities[3]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total		Total
							October 31 2020	October 31 2019	October 31 2018

Debt securities at amortized cost
Government and government-related securities
Canadian government debt
Federal
Fair value	$11,041	$1,194	$3,034	$626	$2,094	$–	$17,989	$4,759	$4,914
Amortized cost	11,046	1,201	3,036	643	2,055	–	17,981	4,771	4,922
Yield	0.18%	1.01%	0.19%	1.53%	1.87%	–%	0.48%	2.19%	1.97%
Provinces
Fair value	77	293	2,102	2,787	407	–	5,666	2,268	783
Amortized cost	77	293	2,075	2,784	398	–	5,627	2,271	782
Yield	0.46%	1.59%	2.44%	3.47%	4.86%	–%	3.05%	3.92%	3.07%
U.S. federal government and agencies debt
Fair value	35,352	3,224	745	14,253	–	–	53,574	2,809	111
Amortized cost	35,348	3,196	715	14,161	–	–	53,420	2,806	114
Yield	0.15%	0.66%	1.69%	0.55%	–%	–%	0.30%	1.67%	0.03%
U.S. states, municipalities, and agencies
Fair value	1,444	4,905	11,487	8,970	33,949	–	60,755	40,349	28,372
Amortized cost	1,440	4,791	11,330	8,925	33,939	–	60,425	40,408	29,034
Yield	2.35%	2.05%	2.69%	2.10%	0.60%	–%	1.37%	2.42%	2.47%
Other OECD government-guaranteed debt
Fair value	8,110	16,589	11,295	1,524	–	–	37,518	28,190	25,768
Amortized cost	8,105	16,438	11,077	1,520	–	–	37,140	28,019	25,683
Yield	0.15%	0.70%	0.31%	0.92%	–%	–%	0.47%	0.63%	0.72%
Other debt securities
Asset-backed securities
Fair value	9	5,861	8,839	2,128	10,289	–	27,126	28,698	23,728
Amortized cost	9	5,856	8,811	2,102	10,419	–	27,197	28,763	23,709
Yield	1.40%	1.98%	2.45%	2.49%	1.17%	–%	1.86%	2.69%	2.91%
Non-agency CMO
Fair value	–	–	–	81	17,229	–	17,310	16,384	15,525
Amortized cost	–	–	–	80	16,912	–	16,992	16,236	15,867
Yield	–%	–%	–%	2.39%	2.85%	–%	2.85%	2.83%	2.85%
Canadian issuers
Fair value	203	49	55	574	8	–	889	99	–
Amortized cost	203	49	54	573	8	–	887	99	–
Yield	3.19%	3.42%	3.19%	2.58%	1.40%	–%	2.79%	2.56%	–%
Other issuers
Fair value	1,059	3,805	1,760	1,420	2	–	8,046	7,189	7,064
Amortized cost	1,059	3,788	1,746	1,415	2	–	8,010	7,124	7,060
Yield	–%	0.56%	0.74%	1.48%	5.39%	–%	0.69%	1.07%	1.17%
Total debt securities at amortized cost
Fair value	$57,295	$35,920	$39,317	$32,363	$63,978	$–	$228,873	$130,745	$106,265
Amortized cost	57,287	35,612	38,844	32,203	63,733	–	227,679	130,497	107,171
Yield	0.22%	1.10%	1.64%	1.47%	1.36%	–%	1.10%	2.07%	2.09%

[1]

Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

[2]

As at October 31, 2020, there were no securities from a single issuer where the book value was greater than 10% (as at October 31, 2019, includes securities issued by the Government of Japan of $9.6 billion, where the book value was greater than 10% of the shareholders' equity).

[3]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 97

TABLE 59: LOAN PORTFOLIO – Maturity Schedule1

(millions of Canadian dollars)								As at
	Remaining term-to-maturity
	Under 1 year	1 to 5 years	Over 5 years	Total				Total
				October 31 2020	October 31 2019	October 31 2018	October 31 2017	October 31 2016
Canada
Residential mortgages	$29,951	$177,618	$5,670	$213,239	$200,952	$193,829	$190,325	$189,299
Consumer instalment and other personal
HELOC	44,993	49,809	36	94,838	91,053	86,159	74,937	65,068
Indirect Auto	593	13,722	13,035	27,350	25,697	24,216	22,282	20,577
Other	17,596	(55)	736	18,277	18,453	18,570	17,347	16,443

Credit card	15,552	–	–	15,552	18,428	18,046	18,028	18,226

Total personal	108,685	241,094	19,477	369,256	354,583	340,820	322,919	309,613
Real estate
Residential	7,807	8,844	6,047	22,698	19,801	18,336	17,951	15,965
Non-residential	9,674	4,583	3,257	17,514	15,827	13,540	12,721	12,686

Total real estate	17,481	13,427	9,304	40,212	35,628	31,876	30,672	28,651

Total business and government (including real estate)	67,362	34,864	13,246	115,472	112,600	104,501	90,793	83,775

Total loans – Canada	176,047	275,958	32,723	484,728	467,183	445,321	413,712	393,388
United States
Residential mortgages	993	202	37,637	38,832	34,501	31,128	31,460	27,662
Consumer instalment and other personal
HELOC	9,536	69	1,332	10,937	11,526	12,334	12,434	13,208
Indirect Auto	337	19,897	12,853	33,087	32,454	29,870	29,182	28,370
Other	452	479	12	943	1,115	878	854	758

Credit card	16,777	–	–	16,777	18,129	16,964	14,972	13,680

Total personal	28,095	20,647	51,834	100,576	97,725	91,174	88,902	83,678
Real estate
Residential	1,600	3,997	4,603	10,200	8,880	8,078	7,346	6,888
Non-residential	3,813	12,580	8,836	25,229	24,255	22,521	22,274	21,769

Total real estate	5,413	16,577	13,439	35,429	33,135	30,599	29,620	28,657

Total business and government (including real estate)	30,520	69,117	48,864	148,501	133,659	127,523	122,691	119,052

Total loans – United States	58,615	89,764	100,698	249,077	231,384	218,697	211,593	202,730
Other International
Personal	12	–	–	12	12	14	14	16

Business and government	8,008	1,180	18	9,206	5,781	5,469	4,478	6,453

Total loans – Other international	8,020	1,180	18	9,218	5,793	5,483	4,492	6,469
Other loans
Debt securities classified as loans	n/a	n/a	n/a	n/a	n/a	n/a	3,209	1,674

Acquired credit-impaired loans	8	22	202	232	313	453	665	974

Total other loans	8	22	202	232	313	453	3,874	2,648
Total loans	$242,690	$366,924	$133,641	$743,255	$704,673	$669,954	$633,671	$605,235

[1]	Certain comparatives have been recast to conform with the presentation adopted in the current period.

TABLE 60: LOAN PORTFOLIO – Rate Sensitivity

(millions of Canadian dollars)										As at

	October 31, 2020		October 31, 2019		October 31, 2018		October 31, 2017		October 31, 2016
	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years
Fixed rate	$269,533	$97,698	$228,904	$91,698	$218,098	$84,450	$197,483	$84,080	$212,257	$82,507

Variable rate	97,391	35,943	99,430	34,991	95,861	34,018	79,447	36,093	85,139	34,260
Total	$366,924	$133,641	$328,334	$126,689	$313,959	$118,468	$276,930	$120,173	$297,396	$116,767

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 98

The changes in the Bank’s allowance for loan losses for the years ended October 31 are shown in the following table.

TABLE 61:  ALLOWANCE FOR LOAN LOSSES1

(millions of Canadian dollars, except as noted)	2020	2019	2018	2017	2016
Allowance for loan losses – Balance at beginning of year	$4,447	$3,549	$3,475	$3,873	$3,434
Provision for credit losses	7,239	3,030	2,472	2,216	2,330
Write-offs
Canada
Residential mortgages	13	17	15	22	18
Consumer instalment and other personal
HELOC	9	11	8	11	11
Indirect Auto	303	284	251	337	334
Other	267	256	216	216	221

Credit card	620	585	557	595	623
Total personal	1,212	1,153	1,047	1,181	1,207
Real estate
Residential	2	2	2	1	3
Non-residential	1	1	1	2	2

Total real estate	3	3	3	3	5

Total business and government (including real estate)	127	96	75	75	107
Total Canada	1,339	1,249	1,122	1,256	1,314
United States
Residential mortgages	13	14	16	19	22
Consumer instalment and other personal
HELOC	9	15	22	39	38
Indirect Auto	476	450	387	315	232
Other	197	204	192	152	121

Credit card	1,100	1,114	958	777	530
Total personal	1,795	1,797	1,575	1,302	943
Real estate
Residential	5	2	1	3	3
Non-residential	11	7	10	6	11
Total real estate	16	9	11	9	14

Total business and government (including real estate)	302	129	79	91	76
Total United States	2,097	1,926	1,654	1,393	1,019
Other International
Personal	–	–	–	–	–

Business and government	–	–	–	–	–
Total other international	–	–	–	–	–
Other loans
Debt securities classified as loans	n/a	n/a	n/a	9	14

Acquired credit-impaired loans[2,3]	1	3	2	1	4
Total other loans	1	3	2	10	18

Total write-offs against portfolio	3,437	3,178	2,778	2,659	2,351
Recoveries
Canada
Residential mortgages	1	–	1	2	1
Consumer instalment and other personal
HELOC	–	–	1	1	–
Indirect Auto	68	54	58	90	91
Other	39	36	37	41	52

Credit card	91	87	87	98	118
Total personal	199	177	184	232	262
Real estate
Residential	–	–	–	1	1
Non-residential	1	–	–	–	3
Total real estate	1	–	–	1	4

Total business and government (including real estate)	15	20	17	20	27
Total Canada	214	197	201	252	289
United States
Residential mortgages	2	1	2	4	9
Consumer instalment and other personal
HELOC	5	4	4	11	5
Indirect Auto	141	132	116	100	85
Other	25	26	35	24	26

Credit card	216	210	173	154	114
Total personal	389	373	330	293	239
Real estate
Residential	2	2	2	2	4
Non-residential	2	2	7	8	4
Total real estate	4	4	9	10	8

Total business and government (including real estate)	28	23	42	58	54
Total United States	417	396	372	351	293
Other International
Personal	–	–	–	–	–

Business and government	–	–	–	–	–
Total other international	–	–	–	–	–
Other loans
Debt securities classified as loans	n/a	n/a	n/a	–	–

Acquired credit-impaired loans[2,3]	9	16	16	22	20
Total other loans	9	16	16	22	20

Total recoveries on portfolio	640	609	589	625	602
Net write-offs	(2,797)	(2,569)	(2,189)	(2,034)	(1,749)
Disposals	(22)	(3)	(46)	(83)	(2)

Foreign exchange and other adjustments	(75)	(4)	49	(122)	47
Total allowance for loan losses, including off-balance sheet positions	8,792	4,003	3,761	3,850	4,060

Less: Change in allowance for off-balance sheet positions[4,5]	502	(444)	212	67	187

Total allowance for loan losses, at end of period[5]	$8,290	$4,447	$3,549	$3,783	$3,873
Ratio of net write-offs in the period to average loans outstanding	0.41%	0.38%	0.34%	0.33%	0.30%

[1]	Opening balance of allowance for loan losses effective November 1, 2017 was booked in accordance with IFRS 9. Allowance for loan losses prior to November 1, 2017 was booked in accordance with IAS 39.
[2]	Includes all FDIC covered loans and other ACI loans.
[3]	Other adjustments are required as a result of the accounting for FDIC covered loans.
[4]	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.
[5]	In the fourth quarter of 2019, the Bank revised its allocation methodology for the reporting of Allowance for Credit Losses for off-balance sheet instruments for certain retail portfolios.

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 99

TABLE 62:  AVERAGE DEPOSITS

(millions of Canadian dollars, except as noted)					For the years ended
	October 31, 2020			October 31, 2019			October 31, 2018
	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid
Deposits booked in Canada[1]
Non-interest-bearing demand deposits	$17,331	$–	–%	$14,058	$–	–%	$13,156	$–	–%
Interest-bearing demand deposits	95,184	1,057	1.11	75,709	1,579	2.09	57,030	1,094	1.92
Notice deposits	256,708	384	0.15	222,249	786	0.35	222,394	567	0.25

Term deposits	251,314	4,138	1.65	246,078	5,609	2.28	223,295	4,215	1.89
Total deposits booked in Canada	620,537	5,579	0.90	558,094	7,974	1.43	515,875	5,876	1.14

Deposits booked in the United States
Non-interest-bearing demand deposits	10,899	–	–	9,745	1	0.01	10,037	–	–
Interest-bearing demand deposits	10,075	50	0.50	5,147	43	0.84	2,859	16	0.56
Notice deposits	405,965	446	0.11	330,301	3,795	1.15	317,218	3,233	1.02

Term deposits	64,182	837	1.30	59,534	1,435	2.41	52,461	958	1.83
Total deposits booked in the United States	491,121	1,333	0.27	404,727	5,274	1.30	382,575	4,207	1.10

Deposits booked in the other international
Non-interest-bearing demand deposits	14	–	–	162	–	–	155	–	–
Interest-bearing demand deposits	2,415	4	0.17	627	1	0.16	1,025	1	0.10
Notice deposits	–	–	–	–	–	–	–	–	–

Term deposits	25,280	247	0.98	26,449	426	1.61	37,435	405	1.08

Total deposits booked in other international	27,709	251	0.91	27,238	427	1.57	38,615	406	1.05
Total average deposits	$1,139,367	$7,163	0.63%	$990,059	$13,675	1.38%	$937,065	$10,489	1.12%

[1]	As at October 31, 2020, deposits by foreign depositors in TD’s Canadian bank offices amounted to $154 billion (October 31, 2019 – $152 billion, October 31, 2018 – $152 billion).

TABLE 63:  DEPOSITS – Denominations of $100,000 or greater1

(millions of Canadian dollars)					As at
	Remaining term-to-maturity
	Within 3 months	3 months to 6 months	6 months to 12 months	Over 12 months	Total
	October 31, 2020
Canada	$72,278	$30,196	$36,774	$79,758	$219,006
United States	19,326	9,577	17,495	3,288	49,686

Other international	11,261	4,135	3,039	–	18,435

Total	$102,865	$43,908	$57,308	$83,046	$287,127
	October 31, 2019
Canada	$64,039	$17,069	$43,559	$97,659	$222,326
United States	19,616	12,220	28,143	2,755	62,734

Other international	17,234	2,880	3,601	–	23,715

Total	$100,889	$32,169	$75,303	$100,414	$308,775
	October 31, 2018
Canada	$65,253	$22,761	$37,652	$92,105	$217,771
United States	20,203	16,547	11,654	2,166	50,570

Other international	20,225	2,016	2,787	–	25,028
Total	$105,681	$41,324	$52,093	$94,271	$293,369

[1]	Deposits in Canada, U.S., and Other international include wholesale and retail deposits.

TABLE 64:  SHORT-TERM BORROWINGS

(millions of Canadian dollars, except as noted)			As at
	October 31 2020	October 31 2019	October 31 2018
Obligations related to securities sold under repurchase agreements
Balance at year-end	$188,876	$125,856	$93,389
Average balance during the year	165,653	119,782	95,286
Maximum month-end balance	198,705	126,115	98,539
Weighted-average rate at October 31	0.27%	1.54%	1.63%

Weighted-average rate during the year	0.72	1.98	1.65

TD BANK GROUP • 2020 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 100

TABLE 65:  NET INTEREST INCOME ON AVERAGE EARNING BALANCES1,2

(millions of Canadian dollars, except as noted)			2020			2019			2018
	Average balance	Interest[3]	Average rate	Average balance	Interest[3]	Average rate	Average balance	Interest[3]	Average rate

Interest-earning assets
Interest-bearing deposits with Banks
Canada	$50,740	$142	0.28%	$6,846	$128	1.87%	$5,204	$102	1.96%
U.S.	55,810	194	0.35	24,078	532	2.21	34,424	592	1.72
Securities
Trading
Canada	70,972	1,985	2.80	62,433	1,973	3.16	55,519	1,684	3.03
U.S.	22,997	386	1.68	20,254	506	2.50	20,496	517	2.52
Non-trading
Canada	64,357	1,257	1.95	46,854	1,387	2.96	47,761	1,219	2.55
U.S.	199,395	2,948	1.48	169,275	4,641	2.74	155,892	3,719	2.39
Securities purchased under reverse repurchase agreements
Canada	76,533	752	0.98	66,015	1,250	1.89	41,518	665	1.60
U.S.	47,797	592	1.24	45,423	1,381	3.04	44,238	1,020	2.31
Loans
Residential mortgages[4]
Canada	217,734	5,459	2.51	207,289	6,133	2.96	201,772	5,656	2.80
U.S.	37,871	1,374	3.63	32,821	1,253	3.82	29,514	1,110	3.76
Consumer instalment and other personal
Canada	135,265	5,450	4.03	130,719	5,762	4.41	120,273	5,215	4.34
U.S.	44,886	1,911	4.26	43,372	2,015	4.65	41,762	1,711	4.10
Credit card
Canada	17,512	2,245	12.82	19,197	2,422	12.62	18,708	2,323	12.42
U.S.	16,976	2,764	16.28	17,679	2,913	16.48	15,853	2,550	16.09
Business and government[4]
Canada	116,263	2,975	2.56	100,408	3,506	3.49	92,348	2,943	3.19
U.S.	141,387	4,352	3.08	125,914	4,800	3.81	115,147	4,203	3.65

International	106,613	861	0.81	105,401	1,397	1.33	102,855	1,193	1.16

Total interest-earning assets	1,423,108	35,647	2.50	1,223,978	41,999	3.43	1,143,284	36,422	3.19

Interest-bearing liabilities
Deposits
Personal[5]
Canada	252,704	1,116	0.44	224,374	1,634	0.73	215,320	1,228	0.57
U.S.	297,021	85	0.03	246,986	3,179	1.29	238,005	2,788	1.17
Banks[6,7]
Canada	14,376	77	0.54	11,414	169	1.48	11,612	135	1.16
U.S.	1,424	3	0.21	2,346	44	1.88	7,214	135	1.87
Business and government[6,7]
Canada	303,449	4,386	1.45	279,571	6,171	2.21	248,013	4,513	1.82
U.S.	127,150	1,245	0.98	101,874	2,051	2.01	84,575	1,284	1.52
Subordinated notes and debentures	11,922	425	3.56	9,589	395	4.12	7,946	337	4.24
Obligations related to securities sold short and under repurchase agreements
Canada	95,110	1,044	1.10	60,173	1,281	2.13	46,981	1,091	2.32
U.S.	61,484	583	0.95	57,028	1,602	2.81	57,384	1,274	2.22
Securitization liabilities[8]	28,220	363	1.29	27,023	524	1.94	27,805	586	2.11
Other liabilities
Canada	7,267	173	2.38	5,669	154	2.72	5,706	132	2.31
U.S.	3,047	99	3.25	35	4	11.43	34	4	11.76

International[6,7]	70,007	437	0.62	67,833	860	1.27	68,074	676	0.99

Total interest-bearing liabilities	1,273,181	10,036	0.79	1,093,915	18,068	1.65	1,018,669	14,183	1.39
Total net interest income on average earning assets	$1,423,108	$25,611	1.80%	$1,223,978	$23,931	1.96%	$1,143,284	$22,239	1.95%

[1]	Net interest income includes dividends on securities.
[2]	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
[3]	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
[4]	Includes average trading loans of $13 billion (2019 – $12 billion, 2018 – $11 billion).
[5]	Includes charges incurred on the TD Ameritrade IDA agreement of $1.9 billion and Schwab IDA Agreement of $136 million (charges on TD Ameritrade IDA Agreement 2019 – $2.2 billion, 2018 – $1.9 billion).
[6]	Includes average trading deposits with a fair value of $24 billion (2019 – $61 billion, 2018 – $102 billion).
[7]	Includes average deposit designated at FVTPL of $95 billion (2019 – $59 billion).
[8]

Includes average securitization liabilities at fair value of $13 billion (2019 – $13 billion, 2018 – $12 billion) and average securitization liabilities at amortized cost of $15 billion (2019 – $14 billion, 2018 – $16 billion).

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The following table presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/ interest rate variance have been allocated to average interest rate.

TABLE 66:  ANALYSIS OF CHANGE IN NET INTEREST INCOME1,2

(millions of Canadian dollars)	2020 vs. 2019			2019 vs. 2018
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Interest-earning assets
Interest-bearing deposits with banks
Canada	$823	$(809)	$14	$32	$(6)	$26
U.S.	702	(1,040)	(338)	(178)	118	(60)
Securities
Trading
Canada	270	(258)	12	210	79	289
U.S.	69	(189)	(120)	(6)	(5)	(11)
Non-trading
Canada	518	(648)	(130)	(23)	191	168
U.S.	826	(2,519)	(1,693)	319	603	922
Securities purchased under reverse repurchase agreements
Canada	199	(697)	(498)	392	193	585
U.S.	72	(861)	(789)	27	334	361
Loans
Residential mortgages
Canada	309	(983)	(674)	154	323	477
U.S.	193	(72)	121	124	19	143
Consumer instalment and other personal
Canada	200	(512)	(312)	453	94	547
U.S.	70	(174)	(104)	66	238	304
Credit card
Canada	(212)	35	(177)	60	39	99
U.S.	(116)	(33)	(149)	294	69	363
Business and government
Canada	554	(1,085)	(531)	257	306	563
U.S.	590	(1,038)	(448)	393	204	597

International	(41)	(495)	(536)	112	92	204

Total interest income	5,026	(11,378)	(6,352)	2,686	2,891	5,577

Interest-bearing liabilities
Deposits
Personal
Canada	206	(724)	(518)	52	354	406
U.S.	644	(3,738)	(3,094)	106	285	391
Banks
Canada	44	(136)	(92)	(2)	36	34
U.S.	(17)	(24)	(41)	(92)	1	(91)
Business and government
Canada	527	(2,312)	(1,785)	574	1,084	1,658
U.S.	509	(1,315)	(806)	263	504	767
Subordinated notes and debentures	96	(66)	30	70	(12)	58
Obligations related to securities sold short and under repurchase agreements
Canada	744	(981)	(237)	306	(116)	190
U.S.	125	(1,144)	(1,019)	(7)	335	328
Securitization liabilities	23	(184)	(161)	(17)	(45)	(62)
Other liabilities
Canada	43	(24)	19	(1)	23	22
U.S.	366	(271)	95	–	–	–

International	20	(443)	(423)	(15)	199	184

Total interest expense	3,330	(11,362)	(8,032)	1,237	2,648	3,885
Net interest income	$1,696	$(16)	$1,680	$1,449	$243	$1,692

[1]	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
[2]	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.

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